Filed pursuant to Rule 253(g)(2)

File No. 024-11680

OFFERING CIRCULAR DATED NOVEMBER 29, 2021

Knightscope, Inc.

1070 Terra Bella Avenue

Mountain View, CA 94043

www.knightscope.com

UP TO 4,000,000 SHARES OF

CLASS A COMMON STOCK

MINIMUM INDIVIDUAL INVESTMENT: 50 Shares ($500)

SEE “SECURITIES BEING OFFERED” AT PAGE 44

Class A Common Stock	Price to Public	Underwriting Discount and Commissions *	Proceeds to Issuer Before Expenses
Price Per Share	$10.00	$0.70	$9.30
Total Maximum	$40,000,000	$2,800,000	$37,200,000

* The Company has engaged Digital Offering, LLC (“Digital Offering”) to act as lead selling agent (which we sometimes refer to as the “Selling Agent”) to offer (the “offering”) the shares of Class A Common Stock (which we sometimes refer to as the “Shares” or “Class A Common Stock”) to prospective investors on a “best efforts” basis. In addition, the Selling Agent may engage one or more sub-agents or selected dealers to assist in its marketing efforts. The Selling Agent is not purchasing the Shares offered by us and is not required to sell any specific number or dollar amount of Shares in the offering before a closing occurs. The Company will pay a cash commission of 7.00% to Digital Offering on sales of the Shares. See “Plan of Distribution” on page 52 for details of compensation payable in connection with the offering.

The Company may undertake one or more closings on a rolling basis; however, it currently contemplates that only one closing will occur. There is no minimum number of shares that must be sold by us for a closing in the offering to occur. Until we complete a closing, the proceeds for the offering will be kept in one or more escrow accounts, subject to certain exceptions with respect to those investors using a selling agent that utilizes a clearing firm. At a closing, the net proceeds will be distributed to the Company and the associated Shares will be issued to investors. If there are no closings or if funds remain in the escrow account upon termination of this offering without any corresponding closing, the proceeds in escrow will be promptly returned to investors, without deduction and without interest. Wilmington Trust, N.A. will serve as the escrow agent for all investors that may participate in this offering that are using the Lead Selling Agent and Prime Trust, LLC will serve as escrow agent for investors that participate in the offering through StartEngine Primary, LLC.

We expect to commence the offer and sale of the Shares as of the date on which the Offering Statement of which this Offering Circular is a part is qualified by the Securities and Exchange Commission (the “Commission”). Prior to this offering, there has been no public market for our Class A Common Stock. We have applied to list our Class A Common Stock on the Nasdaq Global Market (“Nasdaq”) under the symbol “KSCP.” We expect our Class A Common Stock to begin trading on Nasdaq upon completion of the offering. The Company intends to file a registration statement on Form 8-A to register the Class A Common Stock with the Commission and list publicly following the termination of this offering.

The Company expects that the amount of expenses of the offering that it will pay will be approximately $1,200,000, not including commissions or state filing fees.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this Offering Circular and future filings. See “Risk Factors” and “Summary -- Implications of Being an Emerging Growth Company.”

This offering will terminate at the earlier of (1) the date at which the maximum offering amount has been sold, (2) the date which is one year from this offering being qualified by the Commission, or (3) the date at which the offering is earlier terminated by the company at its sole discretion (the “Termination Date”).

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 5.

Sales of these securities will commence on approximately December 1, 2021.

The Company is following the format of Part I of Form S-1 pursuant to the general instructions of Part II(a)(1)(ii) of Form 1-A.

In this Offering Circular, the term Knightscope,” “we,” “us,” “our,” or “the Company” refers to Knightscope, Inc.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this Offering Circular. You should read this Offering Circular completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this Offering Circular identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

•	The success of our products and product candidates will require significant capital resources and years of development efforts;

•	Our limited number of deployments and the risk of limited market acceptance of our products;

•	Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand;

•	Our limited operating history by which performance can be gauged;

•	Our ability to operate and collect digital information on behalf of our clients, which is dependent on the privacy laws of jurisdictions in which our Autonomous Security Robots (“ASR”) operate, as well as the corporate policies of our clients, which may limit our ability to fully deploy our technologies in various markets;

•	Our ability to raise capital, our rolling closes of equity infusions for our financings, and the availability of future financing;

•	Unpredictable events, such as the COVID-19 outbreak, and associated business disruptions could seriously harm our future revenues and financial condition, delay our operations, increase our costs and expenses, and impact our ability to raise capital; and

•	Our ability to manage our research, development, expansion, growth and operating expenses.

Any forward-looking statement speaks only as of the date of this Offering Circular, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

SUMMARY

Knightscope, Inc. was founded in Mountain View, California in April 2013 and has since developed revolutionary Autonomous Security Robots (“ASRs”) with real-time on-site data collection and analysis and an interface, primarily through funding from both strategic and private investors. Knightscope currently offers three products: (1) the K5 ASR (“K5”) for outdoor usage, (2) the K3 ASR (“K3”) for indoor usage, and (3) the K1 ASR (“K1”) for stationary usage indoors or outdoors. The Company also provides access to the Knightscope Security Operations Center (“KSOC”) to all its clients, a browser-based interface that allows clients real-time data access. The Company works continuously to improve and upgrade the ASRs and KSOC, and their precise specifications will change over time.

The first version of the Company’s flagship K5 was completed in December 2013 and the first version of the K3 was completed in June 2016. The Company began producing the first K1 units during March 2018. The initial proof-of-concept for Knightscope’s products and services occurred in May 2015 and we received our first paid order in June 2015. Currently, the Company operates on a Machine-as-a-Service (“MaaS”) business model. Depending on the ASR model and/or selected offering package, we have recognized recurring monthly revenues ranging between $3,300 and $8,150 per ASR, which includes the ASR rental as well as maintenance, service, support, data transfer, KSOC access, docking stations and unlimited software, firmware and select hardware upgrades. In 2021, the Company added “Knightscope+” remote monitoring as an optional service that can be bundled into its MaaS subscriptions, primarily for clients that operate without a fully staffed 24/7 Security Operations Center (“SOC”).

Our current primary focus is on the deployment and marketing of our core technologies. We continue to generate client orders for K1, K3 and K5 ASRs and our production of machines is expected to continue out of our primary corporate headquarters in Mountain View, California. We are also working on the development and eventual production of the K7 ASR (“K7”) for multi-terrain outdoor usage, which will be built on a four-wheel architecture and have the capability to operate in more difficult environments.

As of November 1, 2021, the Company has over 28,000 investors, including four major corporations, and has raised over $95 million since inception having built its technology stack from scratch.

1

The Offering

Securities offered	Maximum of 4,000,000 shares of Class A Common Stock. There is no minimum number of shares that must be sold for a closing in the offering to occur.

Class A Common Stock outstanding before the offering (1)	0

Class A Common Stock outstanding after the offering, assuming a fully-subscribed offering (1)	4,000,000 shares

Class B Common Stock outstanding before the offering (1)	10,189,000 shares

Series A Preferred Stock outstanding before the offering	8,936,015 shares

Series B Preferred Stock outstanding before the offering	4,653,583 shares

Series m Preferred Stock outstanding before the offering	5,339,215 shares

Series m-2 Preferred Stock outstanding before the offering	1,660,756 shares

Series m-3 Preferred Stock outstanding before the offering	16,757 shares

Series m-4 Preferred Stock outstanding before the offering	1,891,520 shares

Series S Preferred Stock outstanding before the offering	5,587,152 shares

Use of proceeds	The net proceeds of this offering will be used to for working capital and growth capital purposes, including optimizing production of our ASRs in an effort to increase sales. The details of our plans are set forth in “Use of Proceeds.”

Proposed Nasdaq listing	We have applied to list our Class A Common Stock on the Nasdaq Global Market (“Nasdaq”) under the symbol “KSCP.” Our Class A Common Stock will not commence trading on Nasdaq until all of the following conditions are met: (i) the offering is completed and (ii) we have filed a post-qualification amendment to the Offering Statement and a registration statement on Form 8-A (“Form 8-A”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such post-qualification amendment is qualified by the Commission and the Form 8-A has become effective. Pursuant to applicable rules under Regulation A, the Form 8-A will not become effective until the Commission qualifies the post-qualification amendment. We intend to file the post-qualification amendment and request its qualification immediately prior to the closing of the offering in order that the Form 8-A may become effective as soon as practicable. Even if we meet the minimum requirements for listing on Nasdaq, we may wait before closing the offering and commencing the trading of our common stock on Nasdaq in order to raise additional proceeds. As a result, you may experience a delay between the subscription for your purchase of shares of Class A Common Stock and the commencement of trading of the Class A Common Stock on Nasdaq.

(1)

Does not include (a) shares of Class A Common Stock issuable upon the conversion of convertible notes and the exercise of options issued under the 2014 Equity Incentive Plan, and shares of Class A Common Stock allocated for issuance pursuant to the 2014 Equity Incentive Plan and the 2016 Equity Incentive Plan and outstanding warrants; (b) shares of Class A Common Stock issuable upon conversion of shares of Series m Preferred Stock, Series m-2 Preferred Stock and Series S Preferred Stock; (c) shares of Class B Common Stock issuable upon the exercise of options issued under the 2014 Equity Incentive Plan, shares of Class B Common Stock allocated for issuance pursuant to the 2014 Equity Incentive Plan and the 2016 Equity Incentive Plan and outstanding warrants; and (d) shares of Class B Common Stock issuable upon conversion of shares of Series A Preferred Stock, Series B Preferred Stock, Series m-3 Preferred Stock and Series m-4 Preferred Stock. In addition, shares of Class A Common Stock excludes shares that are issuable upon the conversion of shares of Class B Common Stock that are outstanding or may be issued upon conversion or exercise of Preferred Stock or options discussed in clauses (c) and (d) of the preceding sentence. See “Dilution.”

2

Implications of Being an Emerging Growth Company

As an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

•	are not required to obtain an auditor attestation on our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;
•	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);
•	are not required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);
•	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;
•	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and
•	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or the Securities Act, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Selected Risks Associated with Our Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

•	We are an early-stage company and have not yet generated any profits or significant revenues.
•	We may not be able to continue to operate the business if we are not successful in securing additional fundraising and, as a result, we may not be able to continue as a going concern.
•	The Company expects to experience future losses as it implements its business strategy and will need to generate significant revenues to achieve profitability, which may not occur.
•	The Company has a limited operating history by which performance can be gauged.

•	The Company is subject to potential fluctuations in operating results.

3

•	The Company’s future operating results are difficult to predict and may be affected by a number of factors, many of which are outside of the Company’s control.
•	Unanticipated obstacles may hinder the execution of the Company’s business plan.
•	We have a limited number of deployments, and limited market acceptance of our products could harm our business.
•	We cannot assure you that we will effectively manage our growth.
•	Our costs may grow more quickly than our revenues, harming our business and profitability.
•	We expect to raise additional capital through equity and/or debt offerings and to provide our employees with equity incentives. Therefore, your ownership interest in the Company is likely to continue to be diluted and subordinated.
•	All of our assets, possibly including our intellectual property, may be pledged as collateral to a lender.
•	The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
•	If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished and our business may be adversely affected.
•	Our financial results will fluctuate in the future, which makes them difficult to predict.
•	We may face additional competition.
•	Our ability to operate and collect digital information on behalf of our clients is dependent on the privacy laws of jurisdictions in which our ASRs operate, as well as the corporate policies of our clients, which may limit our ability to fully deploy our technologies in various markets.
•	We have limited experience in operating our ASRs in a variety of environments and increased interactions may lead to collisions, possible liability and negative publicity.
•	Our failure to implement and maintain effective internal control over financial reporting may result in material misstatements in our financial statements, which has and could in the future require us to restate financial statements, cause investors to lose confidence in our reported financial information and could have an adverse effect on our ability to fundraise.
•	The private security industry is undergoing structural changes in technology and services.
•	The Company is controlled by its officers and early-stage investors.
•	Our results of operations may be negatively impacted by the coronavirus outbreak.
•	Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect our business, including the novel COVID-19 outbreak.
•	The Company has experienced supply chain constraints, as well as increased costs on components and shipping resulting from the COVID-19 outbreak.
•	The Company is dependent on the proceeds of this offering, and may need to seek additional funds if the full offering amount is not raised.
•	A limited public trading market may cause volatility in the price of our Class A Common Stock.
•	We have applied to list our Class A Common Stock on Nasdaq Global Market (Nasdaq) but may not succeed or be able to satisfy continued listing requirements of the Nasdaq to maintain a listing of our Class A Common Stock.
•	Our stock price may be volatile.
•	You will experience future dilution as a result of future equity offerings.
•	Substantial future sales of our Class A Common Stock, or the perception in the public markets that these sales may occur, may depress our stock price.
•	The Company may apply the proceeds of this offering to uses that differ from what is currently contemplated and with which you may disagree.

4

RISK FACTORS

The Commission requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Selected Risks Related to the Business

We are an early-stage company and have not yet generated any profits or significant revenues.

The Company was formed in 2013 and made its first pilot sales in 2015. Accordingly, the Company has a limited history upon which to evaluate its performance and future prospects. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company makes significant investments in research, development and product opportunities, and reacts to developments in its market, including purchasing patterns of clients, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our board of directors determines that we are financially able to do so. The Company has incurred a net loss and generated limited revenues since inception. In 2020, the Company's revenues were concentrated with a small number of key Clients. Changes in our relationships with these parties or changes in the economic environments in which they operate could have a material adverse effect on our business, financial condition, results of operations and cash flows. See Note 1 to the Company's audited financial statements. We cannot assure you that we will be profitable in the next several years or generate sufficient revenues to pay dividends to the holders of the shares or meet our debt servicing and payment obligations.

We may not be able to continue to operate the business if we are not successful in securing additional fundraising and, as a result, we may not be able to continue as a going concern.

We are dependent on additional fundraising in order to sustain our ongoing operations. The Company has a history of losses and has projected operating losses and negative cash flows for the next several months. As a result of our recurring losses from operations, negative cash flows from operating activities and the need to raise additional capital there is substantial doubt of our ability to continue as a going concern. Therefore, our independent registered public accounting firm included an emphasis of a matter paragraph expressing substantial doubt about the Company’s ability to continue as a going concern in its report on our audited financial statements for the year ended December 31, 2020. Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), which contemplate that we will continue to operate as a going concern. Our financial statements do not contain any adjustments that might result if we are unable to continue as a going concern. We cannot assure you that the Company will be successful in raising funds in this offering or acquiring additional funding at levels sufficient to fund its future operations beyond its current cash runway. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce its operations or delay, scale back or discontinue the development of one or more of its platforms, seek alternative financing arrangements, declare bankruptcy or terminate its operations entirely.

The Company expects to experience future losses as it implements its business strategy and will need to generate significant revenues to achieve profitability, which may not occur.

We have incurred net losses since our inception, and we expect to continue to incur net losses in the future. To date, we have funded our operations from the sale of equity and debt securities and by means of credit facilities and other financing arrangements. We expect to continue to increase operating expenses as we implement our business strategy, which include development, sales and marketing, and general and administrative expenses and, as a result, we expect to incur additional losses and continued negative cash flow from operations for the foreseeable future. We will need to generate significant revenues to achieve profitability. We cannot assure you that we will ever generate sufficient revenues to achieve profitability. If we do achieve profitability in some future period, we cannot assure you that we can sustain profitability on a quarterly or annual basis in the future. In addition, we may not achieve profitability before we have expended the proceeds to be raised in this offering. If our revenues grow more slowly than we anticipate or if our operating expenses exceed our expectations or cannot be adjusted accordingly, our business, operating results and financial condition will be materially and adversely affected.

The Company has a limited operating history by which performance can be gauged.

Any evaluation of our business and our prospects must be considered in light of our limited operating history and the risks and uncertainties encountered by companies in our stage of development. Further, our industry is characterized by rapid technological change, changing client needs, evolving industry standards and frequent introduction of new products and services. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries. If we do not address these risks successfully, our operating results will be harmed.

5

The Company is subject to potential fluctuations in operating results.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, our sales are difficult to predict and may vary substantially from quarter to quarter, which may cause our operating results to fluctuate significantly. We spend a substantial amount of time, effort and money in our sales efforts without any assurance that our efforts will produce any revenue and the timing of our revenue is difficult to predict. Our sales efforts involve educating our clients about the use and benefit of our new products and technology, including their technical capabilities and potential cost savings to the clients. Clients typically undertake a significant evaluation process that has in the past resulted in a lengthy sales cycle. In addition, product purchases are frequently subject to budget constraints, regulatory and administrative approvals, and other delays. If sales expected from a specific client for a particular quarter are not realized in that quarter or at all, our business, operating results and financial condition could be materially and adversely affected.

The Company’s future operating results are difficult to predict and may be affected by a number of factors, many of which are outside of the Company’s control.

The market for advanced physical security technology is relatively new and unproven and is subject to a number of risks and uncertainties. The industry is characterized by rapid change, new and complex technology and intense competition. Our ability to gain market share depends upon our ability to satisfy client demands, enhance existing products and services and develop and introduce new products and services. Our ability to gain market share also depends on a number of factors beyond our control, including the perceived value associated with our products and services, the public’s perception of the use of robots to perform tasks traditionally reserved for humans, and our clients’ acceptance that security services can be performed more efficiently and cost-effectively through the use of our products and ancillary services. If any of these factors turns against us, our future operating results could be materially and adversely affected.

Unanticipated obstacles may hinder the execution of the Company’s business plan.

Because of the number and range of the assumptions underlying our projections and forward-looking statements, many of which are subject to significant uncertainties and contingencies that are beyond our reasonable control, some of the assumptions inevitably will not materialize and unanticipated obstacles may occur subsequent to the date of this offering, including:

•	Our failure to maintain and grow the client base;

•	Our clients may suffer downturns, financial instability or be subject to mergers or acquisitions;

•	Our failure to develop and introduce new products;

•	Adverse changes affecting our suppliers and other third-party service providers;

•	Adverse litigation judgments, settlements, or other litigation-related costs; and

•	Adverse changes in business or macroeconomic conditions including regulatory changes.

The occurrence of any of these unanticipated obstacles will hinder the execution of our business plan and adversely affect our operating results.

We have a limited number of deployments, and limited market acceptance of our products could harm our business.

The market for advanced physical security technology is relatively new and unproven and is subject to a number of risks and uncertainties. The numbers, types and locations of ASRs in service vary depending on the duration of each client contract, client demand and similar factors. As a result, the numbers, types and locations of ASRs in service that are currently deployed may not be representative of client contracts and client demand in the future. In order to grow our business and extend our market position, we will need to place into service more ASRs, expand our service offerings, including by developing a new generation of our K5 ASR and the K7 ASR, and expand our presence nationwide. Our ability to expand the market for our products depends on a number of factors, including the cost, performance and perceived value associated with our products and services. Furthermore, the public’s perception of the use of robots to perform certain tasks traditionally reserved for humans may negatively affect demand for our products and services. Ultimately, our success will depend largely on our clients’ acceptance that security services can be performed more efficiently and cost effectively through the use of our ASRs and ancillary services.

6

We cannot assure you that we will effectively manage our growth.

Knightscope’s employee headcount and the scope and complexity of our business have increased significantly since we were first formed, and Knightscope expects to continue hiring additional employees. The growth and expansion of our business and products create significant challenges for our management, operational, and financial resources, including managing multiple relationships and interactions with users, distributors, vendors, and other third parties. As the Company continues to grow, our information technology systems, internal management processes, internal controls and procedures and production processes may not be adequate to support our operations. To ensure success, we must continue to improve our operational, financial, and management processes and systems and to effectively expand, train, and manage our employee base. As we continue to grow, and implement more complex organizational and management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture, including our current team’s efficiency and expertise, which could negatively affect our business performance.

Our costs may grow more quickly than our revenues, harming our business and profitability.

Providing Knightscope’s products is costly because of our research and development expenses, production costs, operating costs and need for employees with specialized skills. We expect our expenses to continue to increase in the future as we expand our product offerings beyond the K1, K3 and K5, expand production capabilities and hire additional employees. Historically, Knightscope’s costs have increased each year due to these factors and the Company expects to continue to incur increasing costs, in particular for working capital to purchase inventory, marketing and product deployments as well as costs of client support in the field. Our expenses may be greater than we anticipate, which would have a negative impact on our financial position, assets and ability to invest further in the growth and expansion of the business. In addition, expansion across the country will require increased marketing, sales, promotion and other operating expenses. Further, as additional competitors enter our market, we expect an increased pressure on production costs and margins.

We expect to raise additional capital through equity and/or debt offerings and to provide our employees with equity incentives. Therefore, your ownership interest in the Company is likely to continue to be diluted and subordinated.

In order to fund future growth and development, the Company will likely need to raise additional funds in the future by offering shares of its preferred stock and/or other classes of equity or debt that convert into shares of preferred or common stock, any of which offerings would dilute the ownership percentage of investors in this offering. Furthermore, if and when the Company raises debt or issues preferred stock, the holders of the debt will have priority over holders of common and preferred stock, and holders of preferred stock will have priority over holders of common stock including the Shares issuable in this offering, and the Company may accept terms that restrict its ability to incur more debt.

All of our assets, possibly including our intellectual property, may be pledged as collateral to a lender.

From time to time, the Company may utilize a variety of forms of debt or other financing arrangements, for example the financing arrangement that we entered into in February 2019 under which we collateralized fifty (50) ASRs (which has since been terminated), and credit facilities that may contain covenants that limit our ability to engage in specified types of transactions. These covenants would likely limit our ability to, among other things:

•	incur certain additional indebtedness;

•	pay dividends on, repurchase or make distributions in respect our capital stock;

•	make certain investments;

•	sell or dispose of certain assets;

•	grant liens; and

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets.

A breach of any of these covenants could result in a default under a credit facility and permit the lender to cease making loans to us. Upon the occurrence of an event of default under a loan agreement, the lender could elect to declare all amounts outstanding thereunder to be immediately due and payable. We may pledge a significant portion of our assets, inclusive of our intellectual property, as collateral to support a new loan agreement. If the lender accelerates the repayment of borrowings, we may not have sufficient assets to repay them and we could experience a material adverse effect on our financial condition and results of operations, including bankruptcy. In the event of a bankruptcy or other reorganization of our debt, our creditors would have priority over investors in this offering, and the value of your shares could be eliminated.

7

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

Knightscope currently depends on the continued services and performance of key members of its management team, in particular, its founders, William Santana Li and Stacy Dean Stephens. If we cannot call upon them or other key management personnel for any reason, our operations and development could be harmed. The Company has not yet developed a succession plan nor does it carry any key man life insurance on any members of its management team. Furthermore, as the Company grows, it will be required to hire and attract additional qualified professionals such as accounting, legal, finance, production, service and engineering experts. The Company may not be able to locate or attract qualified individuals for such positions, which will affect the Company’s ability to grow and expand its business.

If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished and our business may be adversely affected.

Knightscope relies and expects to continue to rely on a combination of confidentiality agreements with its employees, consultants, and third parties with whom it has relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect its proprietary rights. The Company has filed in the United States various applications for protection of certain aspects of its intellectual property, and currently holds nine patents. However, third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge proprietary rights held by Knightscope, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we intend to operate in the future. In any or all of these cases, we may be required to expend significant time and expense in order to prevent infringement or to enforce our rights. Although we have taken measures to protect our proprietary rights, we cannot assure you that others will not offer products or concepts that are substantially similar to those of Knightscope and compete with our business. In addition, as a company we may not have the financial or human resources to devote to adequately defending our intellectual property rights. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our service and methods of operations. Any of these events could have an adverse effect on our business and financial results.

Our financial results will fluctuate in the future, which makes them difficult to predict.

Knightscope’s financial results have fluctuated in the past and will fluctuate in the future. Additionally, we have a limited operating history with the current scale of our business, which makes it difficult to forecast future results. As a result, you should not rely upon the Company’s past financial results as indicators of future performance. You should take into account the risks and uncertainties frequently encountered by rapidly growing companies in evolving markets. Our financial results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

•	Knightscope’s ability to maintain and grow its client base;

•	Our clients may suffer downturns, financial instability or be subject to mergers or acquisitions;

•	The development and introduction of new products by Knightscope or its competitors;

•	Increases in marketing, sales, service and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	Knightscope’s ability to achieve gross margins and operating margins;

•	Changes affecting our suppliers and other third-party service providers;

•	Adverse litigation judgments, settlements, or other litigation-related costs; and

•	Changes in business or macroeconomic conditions including regulatory changes.

We may face additional competition.

We are aware of a number of other companies that are developing physical security technology in the United States and abroad that may potentially compete with our technology and services. These or new competitors may have more resources than us or may be better capitalized, which may give them a significant advantage, for example, in offering better pricing than the Company, surviving an economic downturn or in reaching profitability. We cannot assure you that we will be able to compete successfully against existing or emerging competitors. Additionally, existing private security firms may also compete on price by lowering their operating costs, developing new business models or providing other incentives.

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Our ability to operate and collect digital information on behalf of our clients is dependent on the privacy laws of jurisdictions in which our ASRs operate, as well as the corporate policies of our clients, which may limit our ability to fully deploy our technologies in various markets.

Our ASRs collect, store and may analyze certain types of personal or identifying information regarding individuals that interact with the ASRs. While we maintain stringent data security procedures, the regulatory framework for privacy and security issues is rapidly evolving worldwide and is likely to remain uncertain for the foreseeable future. Federal and state government bodies and agencies have in the past adopted, and may in the future adopt, laws and regulations affecting data privacy, which in turn affect the breadth and type of features that we can offer to our clients. In addition, our clients have separate internal policies, procedures and controls regarding privacy and data security with which we may be required to comply. Because the interpretation and application of many privacy and data protection laws are uncertain, it is possible that these laws may be interpreted or applied in a manner that is inconsistent with our current data management practices or the features of our products. If so, in addition to the possibility of fines, lawsuits and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products, which could have an adverse effect on our business. Additionally, we may become a target of information-focused or data collection attacks and any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, regulations, and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our clients may limit the use and adoption of, and reduce the overall demand for, our products. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of our products, particularly in certain industries and foreign countries. If we are not able to adjust to changing laws, regulations, our business may be harmed.

We have limited experience in operating our ASRs in a variety of environments and increased interactions may lead to collisions, possible liability and negative publicity.

Our ASRs operate autonomously in environments, such as shopping malls, parking lots and stadiums, that are surrounded by various moving and stationary physical obstacles and by humans and vehicles. Such environments are prone to collisions, unintended interactions and various other incidents, regardless of our technology. Therefore, there is a possibility that our ASRs may be involved in a collision with any number of such obstacles. Our ASRs contain a number of advanced sensors that are designed to effectively prevent any such incidents and are intended to stop any motion at the detection of intervening objects. Nonetheless, real-life environments, especially those in crowded areas, are unpredictable and situations may arise in which the ASRs may not perform as intended. Infrequent, but highly publicized incidents of autonomous vehicle and human interactions have focused consumer attention on the safety of such systems. We continuously test the ASRs in a number of unpredictable environments and continue to improve each model’s obstacle-sensing and crash-prevention technology. Furthermore, the maximum speed of the ASRs typically does not exceed 3 mph, which is not different from normal human walking pace and is unlikely to lead to any significant damage. However, we cannot assure you that a collision, with property or with humans, will not occur, which could damage the ASR, or lead to personal injury or property damage and may subject us to lawsuits. Moreover, any such incident, even without damage, may lead to adverse publicity for us. Such lawsuits or adverse publicity would negatively affect our brand and harm our business, prospects, financial condition and operating results.

Our failure to implement and maintain effective internal control over financial reporting may result in material misstatements in our financial statements, which has and could in the future require us to restate financial statements, cause investors to lose confidence in our reported financial information and could have an adverse effect on our ability to fundraise.

In connection with the audit of our financial statements for the year ended December 31, 2020, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. The material weakness related to certain corporate finance and accounting oversight functions within certain account areas and supporting records and the timely completion of the accounting records and review of the Company’s Annual Report on Form 1-K for the year ended December 31, 2020, which was primarily the result of the lack of sufficient and competent accounting and finance resources. Commencing in the quarter ended December 31, 2020, we hired a full-time, in-house accounting team, including a chief financial officer (“CFO”) who has the requisite U.S. GAAP and Commission reporting expertise, to address this material weakness and to implement new controls and procedures to address this material weakness in 2021. Additional material weaknesses in our internal control over financial reporting may be identified in the future. Any failure to maintain existing or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in additional material weaknesses, cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements. The existence of a material weakness could result in errors in our financial statements that could result in a restatement of financial statements and cause us to fail to meet our reporting obligations. If we are unable to effectively remediate material weaknesses in a timely manner, investors could lose confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our ability to sell our securities and to conduct future fundraising.

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The private security industry is undergoing structural changes in technology and services.

The private security industry is undergoing structural changes, consolidation, changing client needs, evolving industry standards and introduction of new products and services. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in such industries. If we do not address these risks successfully, our business will be harmed. Our ability to gain market share depends upon our ability to satisfy client requirements, enhance existing products and develop and introduce new products. Further, we expect the intensity of competition to increase in the future. Increased competitiveness may result in reductions in the prices of our products and services, lower-than-expected gross margins or loss of market share, any of which would harm our business.

The Company may fail in its efforts to secure a material amount of business from the U.S. federal government.

The Company has significantly increased resources dedicated to achieving Authority-to-Operate ("ATO") from the Federal Risk and Authorization Management Program ("FedRamp"), targeted for the end 2022. The federal government adopted the Cloud First Policy, which requires all cloud service providers that hold federal data to be FedRamp certified. FedRamp compliance will enable federal agencies to do business with Knightscope. The Company may not achieve ATO during 2022, may never achieve ATO, or, if achieved, may never garner new business contracts from the effort.

The Company is controlled by its officers and early-stage investors.

The Company’s officers and sole director, in particular, William Santana Li and Stacy Dean Stephens, currently hold approximately 26.24% and 11.25%, respectively, of the Company’s voting rights. Current stockholders of Class B Common Stock or holders of stock convertible into Class B Common Stock of the Company, including holders of Series A Preferred Stock, Series B Preferred Stock and Series m-2 Preferred Stock, are entitled to ten votes for each such share held at a regular meeting of stockholders, subject to the provisions of the Delaware General Corporate Law and the relevant provisions of the Company’s amended and restated certificate of incorporation and hold approximately 93% of the Company’s voting rights after this offering, assuming the offering is fully-subscribed. Holders of Class A Common Stock or holders of stock convertible into Class A Common Stock of the Company are entitled to one vote for each such share held at a regular meeting of stockholders, subject to the provisions of the Delaware General Corporate Law and the relevant provisions of the Company’s amended and restated certificate of incorporation. Holders of Class B Common Stock may convert their shares of Class B Common Stock into shares of Class A Common Stock on a 1:1 basis. If the holders of Class B Common Stock other than Mr. Li and Mr. Stephens and holders of shares of super-voting Preferred Stock were to convert their shares of Class B Common Stock to Class A Common Stock, Mr. Li and Mr. Stephens together would represent approximately 75.86% of the voting rights after this offering, assuming a fully subscribed offering. Therefore, investors in this offering will not have the ability to control the board of directors and will not have significant ability to control any specific vote of stockholders.

Our results of operations may be negatively impacted by the coronavirus outbreak.

In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and the U.S., Europe and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the Shares and investor demand for the Shares generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

On March 8, 2020, the Company issued a shelter-in-place order to its employees.  During 2021, approximately 20% of the Company’s employees, on strict pre-approvals, have been authorized to work from the Company's headquarters in staggered time slots, while the remainder continue to work from home. As of the date of this Offering Circular, these procedures remain in place. A significant portion of the Company’s clients are classified as essential service providers, including law enforcement agencies, hospitals, and security teams.

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While canceled client contracts due to pandemic-related financial hardship has had an effect on the Company’s revenue, some deployments for executed contracts have been delayed simply due to inability to access the facilities during the pandemic and shelter-in-place orders.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect our business, including the novel COVID-19 outbreak.

Our business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Shares and our Investors or prospective Investors financial condition, resulting in reduced demand for the Shares generally. Further, such risks could cause a limited attendance at membership experience events that we might sponsor or in which we might participate or result in persons avoiding holding or appearing at in-person events. “Shelter-in-place” or other such orders by governmental entities could also disrupt our operations, if employees who cannot perform their responsibilities from home, are not able to report to work.

The Company has experienced supply chain constraints, as well as increased costs on components and shipping resulting from the COVID-19 outbreak.

The Company has experienced supply chain constraints resulting from the COVID-19 outbreak, which has slowed down production and will negatively impact the timing of deploying ASRs to our clients.  These supply constraints include, but are not limited to, semiconductor shortages as well as shortages of certain commodities.  Extended lead times on certain parts as well as a lack of immediate availability may delay our ability to deploy ASRs, and consequently, may delay our ability to recognize revenue.  In addition, the Company has also faced increased costs of components and freight resulting from COVID-19.   The increased cost of components and freight as well as ongoing delays in production are likely to have an impact on sales and profitability throughout 2021 as well as 2022 and 2023.

Risks related to the Offering

The Company is dependent on the proceeds of this offering, and may need to seek additional funds if the full offering amount is not raised.

We are dependent on the proceeds of this offering to maintain our operations and support our business growth. The Company has projected operating losses and negative cash flows for the next several months. We believe that the proceeds of a fully-subscribed offering, together with our cash and cash equivalent balances, cash generated through our agreement with Dimension Funding (as defined below), and borrowings will be adequate to meet our liquidity needs and capital expenditure requirements for at least the next 12 months. If the maximum offering amount is not raised, we may require additional funds to maintain our operations and respond to business challenges and opportunities, including the need to develop new products or enhance our existing products, enhance our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in subsequent equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our existing capital stock, including the Shares being sold in this offering. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Such financing could also require us to pledge assets as security for borrowings. If we were to leverage our business by incurring significant debt, we may be required to devote a substantial portion of our cash flow to service that indebtedness. This could require us to modify our business plan, for example, by delaying the expansion of our business. If we are unable to obtain adequate financing or financing on terms satisfactory to us, the Company may have to significantly reduce its operations or delay, scale back or discontinue the development of one or more of its platforms, seek alternative financing arrangements, declare bankruptcy or terminate its operations entirely.

A limited public trading market may cause volatility in the price of our Class A Common Stock.

While we have applied for the listing of our Class A Common Stock on the Nasdaq Global Market, there can be no assurance that our Class A Common Stock will continue to be listed on Nasdaq or that a meaningful, consistent and liquid trading market will develop. As a result, our stockholders may not be able to sell or liquidate their holdings in a timely manner or at the then-prevailing trading price of our Class A Common Stock. In addition, sales of substantial amounts of our Class A Common Stock, or the perception that such sales might occur, could adversely affect prevailing market prices of our common stock and our stock price may decline substantially in a short time and our stockholders could suffer losses or be unable to liquidate their holdings.

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We have applied to list our Class A Common Stock on Nasdaq Global Market (Nasdaq) but may not succeed or be able to satisfy continued listing requirements of the Nasdaq to maintain a listing of our Class A Common Stock.

If our Class A Common Stock is listed on the Nasdaq, we must meet certain financial and liquidity criteria to maintain such a listing. If we fail to meet any of the Nasdaq’s listing standards, our Class A Common Stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such a listing. A delisting of our Class A Common Stock from the Nasdaq may materially impair our stockholders’ ability to buy and sell our Class A Common Stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. In addition, the delisting of our common stock could significantly impair our ability to raise capital.

Our stock price may be volatile.

In the event that we are accepted for listing on the Nasdaq, the market price of our Class A Common Stock is likely to be thinly traded, highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

•	Changes to the physical security and technology industries;
•	We may not be able to compete successfully against current and future competitors;
•	Competitive pricing pressures;
•	Additions or departures of key personnel;
•	Additional sales of our Class A Common Stock and other securities;
•	Our ability to execute our business plan;
•	Operating results that fall below expectations;
•	Loss of any strategic relationship;
•	Continued access to working capital funds; and
•	Economic and other external factors.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Class A Common Stock. As a result, you may be unable to resell your shares at a desired price.

We have not paid cash dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our Class A Common Stock.

We have never paid cash dividends on our equity securities and do not anticipate doing so in the foreseeable future. The payment of any dividends on our Class A Common Stock will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our Class A Common Stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

If financial securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our common stock could be negatively affected.

Any trading market for our Class A Common Stock will be influenced in part by any research reports that financial securities industry analysts publish about us or our business. We do not currently have and may not obtain any future research coverage by securities industry analysts. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage on us, the market price and market trading volume of our common stock could be negatively affected.

You will experience future dilution as a result of future equity offerings.

We may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock. Although no assurances can be given that we will consummate a financing, in the event we do, or in the event we sell shares of common stock or other securities convertible into shares of our common stock in the future, additional and substantial dilution will occur. In addition, investors purchasing shares or other securities in the future could have rights superior to investors in this offering. Subsequent offerings at a lower price (a “down round”) could result in additional dilution. See “Dilution.”

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Future issuances of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which would rank senior to our common stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common stock.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our common stock. Moreover, if we issue additional preferred stock, the holders of such preferred stock, together with current holders of Preferred Stock who choose not to convert their shares to common stock, could be entitled to preferences over holders of common stock in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred securities in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our Class A Common Stock must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return they may be able to achieve from an investment in our common stock.

Because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accounting firm as to our internal control over financial reporting for the foreseeable future.

Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the Commission or the date we are no longer an “emerging growth company” as defined in the JOBS Act. Accordingly, you will not be able to depend on any attestation concerning our internal control over financial reporting from our independent registered public accounting firm for the foreseeable future.

We will incur increased costs as a result of operating as a listed public company and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a listed public company, and particularly if at some point in the future we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses that we have not incurred in the past. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we will incur as a listed public company or the timing of such costs.

We may be considered a smaller reporting company and will be exempt from certain disclosure requirements, which could make our Class A Common Stock less attractive to potential investors.

Rule 12b-2 of the Exchange Act, defines a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

•	had a public float of less than $75 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or
•	in the case of an initial registration statement under the Securities Act, or the Exchange Act, for shares of its common equity, had a public float of less than $75 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares; or
•	in the case of an issuer whose public float was zero, had annual revenues of less than $50 million during the most recently completed fiscal year for which audited financial statements are available.

As a smaller reporting company, we would not be required and may not include a Compensation Discussion and Analysis section in our proxy statements; we would provide only two years of financial statements; and we would not need to provide the table of selected financial data. We also would have other “scaled” disclosure requirements that are less comprehensive than issuers that are not smaller reporting companies which could make our common stock less attractive to potential investors, which could make it more difficult for our stockholders to sell their shares.

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Substantial future sales of our Class A Common Stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our Class A Common Stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our Class A Common Stock and could impair our ability to raise capital through the sale of additional shares. Assuming the sale of all Shares in this offering, we will have 4,000,000 shares of Class A Common Stock outstanding. The shares of Class A Common Stock issued in this offering will be freely tradable without restriction under the Securities Act, except for any Shares that may be held or acquired by our directors and executive officers, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Furthermore, holders of our preferred stock have the option to convert their shares of preferred stock into shares of our common stock. Non-affiliated holders of our Series m Preferred Stock and Series S Preferred Stock who purchased in one of our previous Regulation A offerings have the right at the date of this Offering Circular to convert their shares into a total of 10,714,224 shares of Class A Common Stock that will be freely tradeable upon issuance to the holders. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We and each of our current and proposed directors and our executive officers have agreed with the Selling Agent, subject to certain exceptions, not to dispose of or hedge any shares of common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock during the period from the date of this Offering Circular continuing through the date 180 days after the date of the closing of this offering, except with the prior written consent of the Selling Agent. See “Plan of Distribution.” Holders of Series m and Series S Preferred Stock purchased in our previous Regulation A offerings are not subject to lock up agreements. All of our shares of common stock may be sold in the public market by existing stockholders following the expiration of the applicable lock-up period, subject to applicable limitations imposed under federal securities laws.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Class A Common Stock issued or issuable upon exercise of outstanding options under our stock plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market following the expiration of the applicable lock-up period. We expect that the initial registration statement on Form S-8 will cover shares of our Class A Common Stock.

See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering.

In the future, we may also issue additional securities if we need to raise capital, which could constitute a material portion of our then-outstanding shares of common stock.

Subsequent offerings or potential recapitalizations of the Company’s capital stock below the offering price or on terms better than the Shares may adversely affect the price per Share and may make it difficult for the Company to continue to sell Shares or other equity or debt securities.

If the Company makes one or more subsequent offerings or recapitalizations of its capital stock or debt at a price below the offering price or on terms otherwise better than those of the Shares, it could potentially create a benchmark price below the offering price and could proportionately reduce the relative attractiveness of the Shares to investors or could otherwise adversely impact the ability of the Company to sell the Shares or other equity or debt securities. This may in turn impact on the rights of the securities and could adversely affect the price per share of the Company’s Class A Common Stock and may make it difficult for the Company to continue to sell Shares or other equity or debt securities.

There is no minimum amount set as a condition to closing this offering.

Because this is a “best efforts” offering with no minimum, we will have access to any funds tendered. This might mean that any investment made could be the only investment in this offering, leaving the company without adequate capital to pursue its business plan or even to cover the expenses of this offering.

The Company may apply the proceeds of this offering to uses that differ from what is currently contemplated and with which you may disagree.

We will have broad discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways in which you may not agree. We currently intend to use the proceeds of this offering to fund further expansion and for other working capital and general corporate purposes. While we expect to use the proceeds of this offering as described in this memorandum, we may use our remaining cash for other purposes. We cannot assure that any investment of the proceeds will yield a favorable return, or any return at all.

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Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Certain investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See “Plan of Distribution.” The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, the failure to make credit card payments (e.g., minimum monthly payments), will damage your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your overall investment in the Shares.

The Commission’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: “Credit Cards and Investments – A Risky Combination,” which explains these and other risks you may want to consider before using a credit card to pay for your investment in the offering.

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DILUTION

The following table presents all of the Company’s issued and outstanding classes of stock, options and warrants as of June 30, 2021 and the assumed sale of all Shares that may be sold in this offering:

	Dates Issued	Issued Shares	Potential Shares		Total Issued and Potential Shares (7)	Effective Cash Price per Share at Issuance or Potential Conversion
Class B Common Stock	2013-2020	10,189,000			10,189,000	$0.0038	(1)
Series A Preferred Stock	2014-2015	4,200,889			4,200,889	$0.8932
Series A Preferred Stock (issued in exchange for conversion of convertible notes)	2014	4,735,126			4,735,126	$0.3317	(2)
Series B Preferred Stock	2015-2016	4,322,005			4,322,005	$2.0401
Series B Preferred Stock (issued in exchange for conversion of convertible notes)	2016	331,578			331,578	$1.7340	(2)
Series m Preferred Stock	2017	5,339,215			5,339,215	$3.00
Series m-2 Preferred Stock	2018	1,660,756			1,660,756	$3.00
Series m-3 Preferred Stock	2017-2018	16,757	0		16,757	$3.50
Series m-4 Preferred Stock	2019	1,432,786	0	(3)	1,432,786	$3.50	(3)(9)
Series S Preferred Stock	2018-2020	3,478,247			3,478,247	$8.00
	2020-2021	2,088,924			2,088,924	$10.00	(5)
Outstanding Stock Options	Various		7,396,000		7,396,000	$1.38	(4)(6)
Warrants	Various		4,401,292		4,401,292	$4.78	(4)(10)
Convertible Notes	2019-2021		1,465,306		1,465,306	$3.50	(8)

Total Common Share Equivalents		37,795,283	13,262,598		51,057,881
Investors in this offering, assuming $40 million raised		4,000,000			4,000,000	$10.00

Totals after inclusion of this offering		41,795,283	13,262,598		55,057,881

(1)	Shares of Class B Common Stock issued for various prices ranging from $0.001 to $0.16 per share. Weighted average pricing presented.
(2)	Convertible notes were converted to Series A Preferred Stock and Series B Preferred Stock at a discount to the price per share of the Series A Preferred Stock financing that triggered the conversion. The table presents the effective pricing of the conversion based on the original principal and accrued interest on the notes.

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(3)	1,432,786 shares of Series m-4 Preferred Stock were issued in exchange for 1,432,786 shares of Series m-3 Preferred Stock at a ratio of 1:1 in connection with the investors receiving such stock investing additional capital into the Company pursuant to the terms of the Convertible Note Financing as defined in and discussed under Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”
(4)	Stock option and warrant pricing is the weighted average exercise price of outstanding options and warrants, respectively. Includes options issued to officers, directors and affiliated persons pursuant to the 2014 Equity Incentive Plan and the 2016 Equity Incentive Plan.
(5)	Does not include 19,981 shares of Series S Preferred Stock issued after June 30, 2021.
(6)	Does not include 585,000 stock options issued after June 30, 2021.
(7)

Does not include shares of Class A Common Stock issuable as a result of the anti-dilution adjustment to the conversion ratio for the Series m Preferred Stock, Series m-2 Preferred Stock and Series S Preferred Stock. See “Securities Being Offered.” The table below sets forth the number of shares outstanding for each of those series of Preferred Stock as of June 30, 2021 and as of November 18, 2021, the conversion ratio of each series as of those dates and the number of shares, on an as-converted basis, assuming all holders of the Series S Preferred Stock, Series m Preferred Stock and Series m-2 Preferred Stock converted their shares of Preferred Stock as of those dates and that the Class B Common Stock issuable upon conversion of the Series m-2 Preferred Stock is converted to Class A Common Stock.

Class of Stock	Shares Outstanding as of June 30, 2021	Conversion Rate as of June 30, 2021	As Converted Shares of Class A Common Stock as of June 30, 2021	Shares Outstanding as of November 18, 2021	Conversion Factor as of November 18, 2021	As Converted Shares of Class A Common Stock as of November 18, 2021

Series m Preferred Stock	5,339,215	1.0073	5,375,473	5,339,215	1.0187	5,436,964
Series m-2 Preferred Stock	1,660,756	1.0073	1,672,878	1,660,756	1.0187	1,691,810
Series S Preferred Stock	5,567,171	1.0406	5,789,947	5,587,152	1.1069	6,173,913

(8)	Does not include 3,906,112 shares issuable upon conversion of principal and interest accruable through December 31, 2021 on convertible notes issued after June 30, 2021. Subsequent to June 30, 2021, the effective cash price per share upon conversion of all convertible notes adjusted to $2.50.

(9)	Does not include 458,734 shares accrued as dividends as of June 30, 2021 that were issued after that date.
(10)	Does not include 1,916,100 warrants issued after June 30, 2021.

Immediate dilution

Dilution means a reduction in value, control, or earnings of the shares the investor owns. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost because they are, in effect, putting their “sweat equity” into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

After giving effect to our sale of the maximum offering amount of $40,000,000 in securities and assuming all outstanding shares of Preferred Stock convert to Common Stock, with an estimated issuance cost of $4,000,000, our pro forma as-adjusted net tangible book value as of June 30, 2021 would be approximately $29,096,000, or $0.70 per share. At an offering price of $10.00 per share, this represents an immediate dilution in net tangible book value of $9.30 per share to investors in this offering, as illustrated in the following table, which details the range of possible outcomes from the offering assuming the sale of 100%, 75%, 50% and 25% of the available shares.

Funding Level	100% of Shares Sold	75% of Shares Sold	50% of Shares Sold	25% of Shares Sold
Offering Price	$10.00	$10.00	$10.00	$10.00
Pro forma net tangible book value per Common Share Equivalent before the offering	$(0.18)	$(0.18)	$(0.18)	$(0.18)
Pro forma as adjusted net tangible book value per Common Share Equivalent after the offering	$0.70	$0.49	$0.26	$0.03
Dilution to investors participating in this offering	$9.30	$9.51	$9.74	$9.97
Dilution as a percentage of the offering price	93.0%	95.1%	97.4%	99.7%

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The pro forma as adjusted net tangible book value per share after the offering, assuming the sale of the maximum offering amount of the available shares, is calculated as follows:

As of June 30, 2021
Numerator:
Net tangible book value as of June 30, 2021	$(6,904,318)
Add: Net proceeds from this offering	36,000,000
Pro forma as adjusted net tangible book value after the offering	$29,095,682
Denominator:
Issued Common Share Equivalents (see above)	37,795,283

Add: Assumed number of shares to be sold in this offering, assuming $40 million raised	4,000,000
Total pro forma as adjusted issued common share equivalents after the offering	41,795,283
Pro forma as adjusted net tangible book value per common share equivalent after the offering	$0.70

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the Company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

•	In June 2018 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
•	In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
•	In June 2019 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock since our incorporation in 2013. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

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USE OF PROCEEDS

The net proceeds of a fully subscribed $40,000,000 offering, after estimated total offering expenses and commissions will be approximately $36,000,000. Knightscope plans to use these proceeds as follows:

New Technology Development	$15,000,000
New Machines-in-Network	$15,000,000
General Corporate and Business Purposes (“SG&A”)	$6,000,000
Offering Expenses and Commissions	$4,000,000
TOTAL	$40,000,000

•	Approximately $15,000,000 of the net proceeds will be used for new technology development, to fund additional product development of new versions of the ASRs, technological upgrades, systems and process improvements.

•	Approximately $15,000,000 of the net proceeds will be used to fund the manufacture of additional K1, K3, and K5 ASRs and related investments in SG&A to support the expansion nationwide. The total includes additional expenses related to technological upgrades, system improvements, infrastructure and production.

•	Approximately $6,000,000 of the net proceeds will be used for SG&A, a portion of which may be used to pay employee and executive compensation.

If the offering size were to be at 75% of our target proceeds, at $30,000,000 in the aggregate, then we estimate that the net proceeds to the Company would be approximately $27,000,000. In such an event, Knightscope would adjust its use of proceeds by limiting the speed of growth, delaying or canceling key initiatives and maintaining a smaller number of employees.

If the offering size were to be at 50% of our target proceeds, at $20,000,000 in the aggregate, then we estimate that the net proceeds to the Company would be approximately $17,000,000. In such an event, Knightscope would adjust its use of proceeds by limiting the speed of growth, delaying or canceling key initiatives and maintaining a smaller number of employees.

If the offering size were to be at 25% of our target proceeds, at $10,000,000 in the aggregate, then we estimate that the net proceeds to the Company would be approximately $8,000,000. In such an event, Knightscope would adjust its use of proceeds by limiting the speed of growth, delaying or canceling key initiatives and maintaining a smaller number of employees.

Because the offering is a “best efforts” offering without a required minimum offering amount, we may close the offering without sufficient funds for all the intended purposes set out above. There is no arrangement to return funds to subscribers if all of the securities offered are not sold.

The Company reserves the right to change the above use of proceeds without notice if management believes it is in the best interests of the Company.

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THE COMPANY’S BUSINESS

Overview

Knightscope, Inc. was founded in Mountain View, California in April 2013 and has since developed revolutionary Autonomous Security Robots (“ASRs”) with real-time on-site data collection and analysis and an interface, primarily through funding from both strategic and private investors. Knightscope currently offers three products: (1) the K5 ASR (“K5”) for outdoor usage, (2) the K3 ASR (“K3”) for indoor usage, and (3) the K1 ASR (“K1”) for stationary usage indoors or outdoors. The Company also provides access to the Knightscope Security Operations Center (“KSOC”) to all its clients, a browser-based interface that allows clients real-time data access. The Company works continuously to improve and upgrade the ASRs and KSOC, and their precise specifications may change over time.

The first version of the Company’s flagship K5 was completed in December 2013 and the first version of the K3 was completed in June 2016. The Company began producing the first K1 units during March 2018. The initial proof-of-concept for Knightscope’s products and services occurred in May 2015 and we received our first paid order in June 2015. Currently, the Company operates on a Machine-as-a-Service (“MaaS”) business model. Depending on the ASR model and/or selected offering package, we have recognized recurring monthly revenues ranging between $3,300 and $8,150 per ASR, which includes the ASR rental as well as maintenance, service, support, data transfer, KSOC access, docking stations and unlimited software, firmware and select hardware upgrades. In 2021, the Company added “Knightscope+” remote monitoring as an optional service that can be bundled into its MaaS subscriptions, primarily for clients that operate without a fully staffed 24/7 Security Operations Center (“SOC”).

Our current primary focus is on the deployment and marketing of our core technologies. We continue to generate client orders for K1, K3 and K5 ASRs and our production of machines is expected to continue out of our primary corporate headquarters in Mountain View, California. We are also working on the development and eventual production of the K7 ASR (“K7”) for multi-terrain outdoor usage, which will be built on a four-wheel architecture and have the capability to operate in more difficult environments.

ASRs

The K3 and K5 are designed to roam a geo-fenced area autonomously by utilizing numerous sensors and lasers, either on a random basis or based on a particular patrolling algorithm. They can successfully navigate around people, vehicles and objects in dynamic indoor or outdoor environments. To do this, the ASRs employ several autonomous motion and self-driving technologies, including lasers, ultrasonic sensors, inertial measurement unit (“IMU”), and wheel encoders as well as a robust navigation software stack. Each ASR can generate 1 to 2 terabytes of data per week and over 90 terabytes of data per year, which is accessible for review and analysis via the KSOC. Clients can recall, review, and save the data for analysis, forensic or archival purposes. Each ASR can autonomously charge and recharge on a 24-hour basis, 7 days per week without human intervention. Clients may also utilize the patrol scheduler feature on the KSOC to schedule periodic or regular patrols during certain times for alternative patrol routes.

The dimensions of the K5 are as follows:

•	Height: 5 feet
•	Width: 3 feet
•	Weight: 398 pounds

The K5 is designed to be used primarily outdoors in such environments as open air malls, corporate campuses, hospitals, stadiums, retailers, warehouses, logistics facilities, college campuses, airports, train stations and multi-level parking structures. The K5’s advanced anomaly detection features include:

•	360-degree high-definition night and day video capture positioned at eye-level;
•	Live streaming and recorded high-definition video capabilities;
•	Automatic license plate recognition;
•	Parking meter feature, which assesses the top 10 vehicles and their “dwell time” in a particular location. If a vehicle is parked for more than 24 hours in the same location, a user can receive an alert or have the data flagged. The parking meter feature can also track the top 10 stationary vehicles in an area and accurate parking meter readout for each such vehicle;
•	People detection, which can alert a user in real-time of people detected on their premises, together with 360-degree recorded high-definition video. A user can use the timestamp of the recording to search through other data detected to assess and better understand other conditions in the area patrolled by the ASR;
•	Thermal imaging, which allows for triggered alerts based on temperature. For example, assisting with alerts regarding increased risks of fires;
•	Two-way communication feature may be utilized for both public announcements and avoidance of human physical confrontations with dangerous individuals; and
•	Signal detection can be utilized as a rogue router detector for sensitive locations such as a data center.

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The dimensions of the K3 are as follows:

•	Height: 4 feet
•	Width: 2 feet
•	Weight: 340 pounds

The K3 is tailored for indoor usage, allowing it to autonomously navigate complex dynamic indoor environments such as an indoor mall, office building, manufacturing facility, hospital, stadium plaza, warehouse or school. It has the same suite of advanced anomaly detection capabilities as the K5, but the parking utilization, parking meter and license plate recognition features are turned off.

The ASRs include several communications features. The units can transfer data over both 4G LTE networks and Wi-Fi as well as future 5G capabilities. Each one has an available intercom that may be used for two-way communication with a security team. In addition, one or multiple units may be used as a live broadcast public address system or to deliver pre-recorded messages.

The ASRs run on rechargeable batteries. They are configured to patrol autonomously for approximately two to three hours, following which, without human intervention, the ASRs find and dock to a charging station, recharging for approximately 20 minutes or more before resuming patrol. The ASRs remain operational during the charging period, providing 24/7 uptime to clients.

The K1 carries all the relevant features from the K3 and K5 but in a stationary format. In 2020, the Company added elevated body temperature sensing capabilities to this model. The K1 can be used indoors or outdoors and especially at ingress/egress points for both people and vehicles.

The dimensions of the K1 are as follows:

•	Height: 5.75 feet
•	Width: 2.7 feet
•	Weight: 150 pounds

KSOC

The KSOC is our intuitive, browser-based interface that, coupled with ASRs, provides security professionals with “smart mobile eyes and ears and voice – on the ground” Once alerted of an abnormal event, such as a person spotted during a specific time in a particular location, authorized users can view the live stream of data in the KSOC from each of the ASRs in the user’s network, accessing it from a security operations center or a remote laptop.

Products in Development

The Company is in the process of developing the 5th generation of the K5, which is planned for initial release during 2022, as well as the 2nd generation K1. In addition, the K7 multi-terrain ASR is under development. The K7 is expected to have the same features as the K5, but to employ four wheels for use on more rugged outdoor terrain such as dirt, sand, and gravel. We expect that the K7 could be utilized at airfields, power utilities, borders, solar farms, wind farms or oil or gas fields. While this technology builds on a great deal of our technology stack, we anticipate that its development will require additional time before it can be launched into full-scale production.

We are using existing working capital, in part, to finance the development of these new ASRs, capabilities and features.

Our current strategy is to focus on servicing the United States for the foreseeable future before considering global expansion.

KNOC

The Company has built a custom set of tools that enables it to manage and monitor the network of ASRs operating in the field nationwide, which it refers to as the Knightscope Network Operations Center (“KNOC”). These tools allow our team to monitor the health of the ASRs down to the millisecond, with dozens of alerts related to critical indicators and statistics, including charging, software, navigation and temperatures. We also use the KNOC to execute over-the-air software upgrades, patches and other related items. The KNOC is staffed 24/7 by the Company in the U.S.

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Market and Business Model

Knightscope’s products are designed to supplement the work of security professionals and are suitable for most environments that require security patrol coverage. In the United States there are more than 8,000 private security firms and over 19,000 law enforcement agencies – a fragmented marketplace that we believe offers numerous opportunities for disruption.

We have used a large portion of our working capital to scale our production of ASRs to enable us to sell our MaaS offering to clients nationwide. With nationwide expansion in mind, we have partnered with one of our strategic investors, Konica Minolta, Inc., to train their technicians, which number over 2,000 across the United States, to service, maintain and support our machines-in-network and assist us with our nationwide scaling efforts.

Knightscope operates on a MaaS business model. We enter into annual subscription agreements that range in monthly revenues between $3,300 and $8,150 per ASR, depending on the ASR model and/or selected offering package. We believe that this price range offers a better economic proposition for our clients relative to a human guard or a mobile vehicle patrol unit operating 24/7.

We market our products at trade shows both live and virtual, including GSX, ISC West, ISC East as well as Company-sponsored private events and on-site private demonstrations during the pre-pandemic period. The Company has been able to successfully sell new contracts through virtual private demonstrations during the pandemic and is embarking on an innovative “Robot Roadshow” during the fourth quarter of 2021. The initiative entails a cross country tour of a physical “Pod” housing numerous ASRs providing a one-on-one hybrid offline/online selling technique with in-person robots and telepresence sales staff. Furthermore, we have significantly increased resources dedicated to achieving Authority-to-Operate ("ATO") from the Federal Risk and Authorization Management Program ("FedRamp"), targeted for the end 2022. The federal government adopted the Cloud First Policy, which requires all cloud service providers that hold federal data to be FedRamp certified. FedRamp compliance will enable federal agencies to do business with Knightscope.

We regularly advertise in the media through various online and offline channels.

Competition

At the moment, we are not aware of any direct competitors in the advanced physical security technology space that have viable commercial products in the United States, outdoors and indoors, at the same scale as Knightscope with actual paying clients. It is a common misconception among some people outside of the security industry that we compete against closed-circuit television (CCTV) providers. They are not, in fact, competitive products because cameras do not provide a physical presence, are typically used for forensics after an event, and do not offer a client the plethora of capabilities available in an ASR/KSOC combination. We believe that having these two types of systems working together provides a more holistic approach to promoting safety and reducing crime. While traditional human guards provide a closer comparator or competitor in some cases, we believe that utilizing our “Software+Hardware+Humans” approach is much more effective.

We are aware of a self-funded start-up, SMP Robotics Services Corp. (“SMP”), which produces an outdoor autonomous security platform that it markets through third-party distributors and is now primarily focused on international markets. We had previously listed Gamma 2 Robotics and SHARP Electronics as potential competitors in this space. However, according to industry sources, we understand that both Gamma 2 Robotics and SHARP Electronics have ceased operations in the security robot space after failed attempts to enter the market and SMP also ceased efforts with its North American distributor. Cobalt Robotics, an early-stage company, announced in 2016 that it had released a semi-autonomous mobile robot designed for indoor security applications on a trial pilot and in June 2019 that it completed its Series B financing. Cobalt, who is exclusively focused on indoor applications, may be considered a partial competitor, although they are not fully autonomous and more of a telepresence security guard offering.

We compete indirectly with private physical security firms that provide clients with security personnel and other security services. Our ASRs offer clients a significant cost reduction relative to the cost of human security guards. In addition, ASRs offer significantly more capabilities, such as license plate detection, data gathering, thermal imaging and people detection that are delivered consistently, on a 24-hour, 7 day per week basis, without regular human intervention. In certain cases, our technology complements and improves the operations of traditional security firms.

Manufacturing and Suppliers

Knightscope assembles its ASRs at its Mountain View, California headquarters from components manufactured by more than 50 suppliers. The Company’s top three suppliers, measured by spending, are Naprotek, Inc., based in California, Fast Radius, based in Illinois, and E and M Electric and Machinery Inc., based in California. The Company is not highly dependent on any one supplier and believes it can source components from other suppliers and has done so when necessary. Under pre-pandemic conditions, the manufacturing lead-time for two-thirds of the Company’s components is 30 to 60 days or less, with the remainder requiring up to 90 days. Current lead times for components and systems are consistent with pre-pandemic lead times for the majority of the bill-of-material but can vary widely on a few key components.  The Company has taken certain countermeasures including, but not limited to, adjusting production schedules, renegotiating supply agreements, re-designing systems, using multiple worldwide brokers, and purchasing a much larger amount of key parts in advance.

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Research and Development

For the years ended December 31, 2020 and 2019 and the six months ended June 30, 2021, we incurred $3,244,684, $3,083,695 and $2,655,149, respectively, for research and development expenses, respectively. We expect to continue to incur increased levels of expenditures on research and development. Our research and development efforts focus primarily on the development of robust base technology as well as scaling efforts and our FedRamp certification efforts in 2021. In addition, we will continue to enhance our ASRs’ capabilities and to develop a four-wheel version of our ASR technology, the K7, which is intended to operate in a wider range of challenging terrains.

Employees

As of September 30, 2021, we had 53 full-time employees working primarily out of our combined headquarters and production facility in Mountain View, California.

Intellectual Property

The Company holds nine patents collectively covering its ASRs (“Autonomous Security Robots and Systems” U.S. Patent Nos. 9,329,597, 9,910,436, 10,579,060, 10,919,163 and 10,279,488), the security data analysis and display features of the KSOC (U.S. Patent Nos. 9,792,434 and 10,514,837) and its parking monitor feature (U.S. Patent Nos. 9,773,413 and 10,311,731). The Company also has pending patent applications relating to its ASRs, KSOC, parking monitor feature, and behavioral autonomous technology. The Company has also filed one provisional patent, covering the ASRs’ behavioral autonomous technology relating to visible weapon detection. The Company owns a trademark registration for its name “Knightscope” in the U.S. The Company relies and expects to continue to rely on a combination of confidentiality agreements with its employees, consultants, and third parties with whom it has relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect its proprietary rights.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of business activities or otherwise. From time to time, we may be involved in pending or threatened claims relating to contract disputes, employment, intellectual property and other matters that arise in the normal course of our business, which we do not deem to be material to the business.

The Company’s Property

Knightscope currently leases its premises and owns no significant plant or equipment. The Company’s nearly 15,000 square foot facility in Mountain View, California serves as its headquarters, where it designs, engineers, tests, manufactures and supports all of its technologies. The Company wholly owns its ASRs and typically builds in batches based on client demand refraining where possible in stocking inventory or finished products.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2021.

Overview and Operations

We are a technology company located in Silicon Valley that develops, builds and deploys advanced physical security technology utilizing autonomous robots, analytics and a user interface for patrolling both indoor and outdoor environments. Knightscope, Inc. was founded in Mountain View, California in April 2013 and has since developed the revolutionary Knightscope K5, K3 and K1 ASRs primarily through funding from both strategic and private investors. The Company operates on a MaaS business model. Since June 2016, we have recognized monthly revenue ranging between $3,300 - $8,150 per ASR, which includes the ASR rental as well as setup, configuration, maintenance, service, support, data transfer, KSOC access, charging station and unlimited software, firmware and select hardware upgrades, when and if available, and basic graphics.

Our ASRs are fully autonomous, including autonomous recharging. There is minimal to no downtime during recharging, as the ASRs are still operational while charging – and charging stations are typically located in a prominent location that would be suitable as an observation point or an ingress/egress point.

Our current primary focus is on the deployment and marketing of our core technologies. We continue to generate client orders on K1, K3 and K5 ASRs, and our production of machines is expected to continue out of our primary corporate headquarters in Mountain View, California. Our ability to fulfill client orders is dependent on ongoing fundraising including that from this offering.

Components of Results of Operations

Revenue

Our revenues consist of MaaS subscriptions and other revenues. We provide our subscriptions to our clients pursuant to contractual arrangements that range in duration, with typical duration of one year. We offer our subscriptions based on the functionalities and services selected by a client, and generally our subscription arrangements automatically renew for additional periods at the end of the initial subscription term.

We typically bill our MaaS subscription fees on a monthly, quarterly or annual basis in advance. We recognize MaaS subscription revenue over the term of the agreement. Amounts billed in excess of revenue recognized for the period are reported as deferred revenue on our balance sheet.

Revenue is recognized beginning when products/services have been delivered to the client.

Cost of Services

Our cost of MaaS subscriptions primarily consisted of routine maintenance, depreciation, third party software licensing costs, deployment related costs, ASR communications costs, data storage costs and facilities allocations, plus direct and indirect compensation and benefits.

Operating Expenses

We classify our operating expenses as research and development, sales and marketing, and general and administrative expenses.

Our research and development efforts are focused on developing new and expanded features for our products and improvements to our backend architecture. Research and development expenses consist primarily of personnel costs for employees and contractors, including share-based compensation expenses, and allocated costs of facilities and information technology and software tools. We expense research and development costs as incurred. We believe that continued investment in our products is important for our future growth, and we expect our research and development expenses to continue to increase in absolute dollars for the foreseeable future, although these expenses may fluctuate as a percentage of our total revenues from period to period depending on the timing of these expenses.

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Sales and marketing expenses are the largest component of our operating expenses and consist primarily of personnel costs for employees and contractors directly associated with our sales and marketing activities including share-based compensation expenses, advertising expenses, public relations, trade shows, travel expenses, marketing and promotional activities, and allocated costs of facilities and information technology. We expect our sales and marketing expenses to continue to increase in absolute dollars for the foreseeable future as we expand our sales and marketing efforts and continue to build our brand, although these expenses may fluctuate as a percentage of our total revenues from period to period depending on the timing of these expenses.

General and administrative expenses consist primarily of personnel costs, including share-based compensation expenses, for employees engaged in infrastructure and administrative activities to support the day-to-day operations of our business. Other significant components of general and administrative expenses include professional service fees, allocated costs of facilities and information technology, and the costs of legal matters. We expect our general and administrative expenses to continue to increase in absolute dollars for the foreseeable future, although these expenses may fluctuate as a percentage of our total revenues from period to period, depending on the timing of these expenses.

Six Months ended June 30, 2021 Compared to Six Months ended June 30, 2020

The following tables set forth selected statements of operations data and such data as a percentage of total revenues. The historical results presented below are not necessarily indicative of the results that may be expected for any future period:

	Six months ended June 30,
	2021	2020
Revenue	$1,778,095	$1,637,548
Cost of services	2,517,675	2,185,273
Total gross loss	(739,580)	(547,725)

Operating expenses:
Research and development	2,655,149	1,298,540
Sales and marketing	6,630,731	2,838,070
General and administrative	1,664,819	980,089
Total operating expenses	10,950,699	5,116,699

Loss from operations	(11,690,279)	(5,664,424)

Other income (expense):
Interest expense, net	(1,133,755)	(1,082,832)
Change in fair value of warrant liabilities	(10,737,001)	(2,424,706)
Other income, net	820,722	31,853
Total other income (expense)	(11,050,034)	(3,475,685)

Net loss before income tax expense	(22,740,313)	(9,140,109)
Income tax expense	-	(800)
Net loss	$(22,740,313)	$(9,140,909)

Revenue

For the six months ended June 30, 2021, revenue increased by $141,000 to $1.8 million, or by 9%, from $1.6 million for the six months ended June 30, 2020. The increase in revenue was primarily from contracts executed during the second half of 2020 with revenue continuing into 2021 and contracts executed in 2021 with deployments in the first half of 2021, resulting in additional revenue during the first six months of 2021. As of June 30, 2020, we had 23 clients and 52 machines-in-network. As of June 30, 2021, our client base grew to 34 clients, and we had 51 machines-in-network. Despite the impact of COVID-19 on our existing client base during 2020 and the first half of 2021, causing some existing clients to place their contracts on hold until their businesses could safely reopen, the Company was able to offset some of that financial impact with the addition of new clients in 2020 and first half of 2021. As of September 28, 2021, the Company had a backlog of orders to deploy 24 ASRs, representing an aggregate annual subscription value of approximately $1.3 million.

Cost of Services

Cost of services for the six months ended June 30, 2021 was $2.5 million, compared to $2.2 million for the six months ended June 30, 2020, an increase of 15%. The cost of services is primarily related to the average service cost per machine and stock-based compensation.

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Gross Loss

The revenue and cost of services described above resulted in a gross loss for the six months ended June 30, 2021 of approximately $0.7 million compared to $0.5 million for the six months ended June 30, 2020.

As our business scales and becomes more streamlined, management expects gross loss to decrease once a critical mass has been achieved. We are focusing our resources on growing the business to be able to generate both a gross profit and overall net income. We are continually evaluating and taking a number of near-term actions to facilitate this result, and expect that as the Company matures, we will obtain expertise, economies of scale and efficiency that should increase revenue and reduce costs over the medium to long-term. For example, we continue to refine our sales strategy for 2021, which is expected to increase and enhance our revenue streams. Our ASR materials sourcing, production, assembly and manufacturing are expected to become more efficient over time, and the costs associated with these processes reduced as we grow. However, with global supply chain constraints resulting from the COVID-19 pandemic, the Company has experienced an increase in minimum order requirements during the first six months of 2021 to secure certain parts for our products. The Company expects this to continue throughout 2021 as well as 2022 and 2023. As operations scale, we believe we will be in a better position to negotiate volume-based pricing terms with suppliers as well as to optimize our designs for design-for-assembly and design-for-service. We are also focused on controlling general overhead costs, such as expenditures for real estate leases and optimizing team composition and size. We believe that with the building of new internal tools, the Company will be able to streamline procedures and manage deployments more efficiently, alleviating the need for a dramatic increase in headcount. Additionally, new service cost reduction initiatives are underway to further reduce our ongoing operating costs. Our overall strategy is to try to keep our fixed costs as low as possible while achieving our overall growth objectives.

Research and Development

	Six months ended June 30,
	2021	2020	$ Change	% Change
Research and development	$2,655,149	$1,298,540	$1,356,609	104%
Percentage of total revenue	148%	79%

Research and development expenses increased by $1.4 million, or 104%, for the six months ended June 30, 2021 as compared to the respective period of the prior year. The increase is primarily due to increase in headcount and third-party consulting services related to our Federal Risk and Authorization Management Program (“FedRamp”) certification efforts in 2021 compared to the prior year. The Federal Government adopted the Cloud First Policy, which requires all cloud service providers that hold federal data to be FedRamp certified. FedRamp compliance will enable federal agencies to do business with Knightscope.

Sales and Marketing

	Six months ended June 30,
	2021	2020	$ Change	% Change
Sales and marketing	$6,630,731	$2,838,070	$3,792,661	134%
Percentage of total revenue	369%	173%

Sales and marketing expenses increased by $3.8 million, or 134%, for the six months ended June 30, 2021 as compared to the respective period of the prior year. The increase was primarily due to a significant increase in advertising, virtual tradeshow space, and an increase in headcount in 2021 compared to the prior year.

General and Administrative

	Six months ended June 30,
	2021	2020	$ Change	% Change
General and administrative	$1,664,819	$980,089	$684,730	70%
Percentage of total revenue	93%	60%

General and administrative expenses increased by $0.7 million, or 70%, for the six months ended June 30, 2021 as compared to the respective period of the prior year. The increase was primarily driven by higher professional services, consulting fees and an increase in headcount in 2021 compared to the prior year.

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Other Income/(Expense), Net

	Six months ended June 30
	2021	2020	$ Change	% Change
Interest expense, net	$(1,133,755)	$(1,082,832)	$(50,923)	(5)%
Change in fair value of warrant liabilities	(10,737,001)	(2,424,706)	(8,312,295)	(343)%
Other income, net	820,722	31,853	788,869	2,477%
Total other income (expense)	$(11,050,034)	$(3,475,685)	$(7,574,349)	(218)%

Total other income (expense) increased by $7.6 million, or 218%, for the six months ended June 30, 2021 as compared to the respective period of the prior year. The increase is primarily due to no revaluation of warrants in 2021 partially offset by the PPP loan forgiveness received from the Small Business Administration that was recorded as other income, net.

Year ended December 31, 2020 Compared to Year ended December 31, 2019

The following tables set forth selected statements of operations data and such data as a percentage of total revenues. The historical results presented below are not necessarily indicative of the results that may be expected for any future period:

	Year ended December 31,
	2020	2019
Revenue	$3,334,578	$3,025,303
Cost of services	4,633,561	4,632,863
Total gross loss	(1,298,983)	(1,607,560)

Operating expenses:
Research and development	3,244,684	3,083,695
Sales and marketing	7,310,083	3,495,806
General and administrative	2,788,021	1,883,060
Total operating expenses	13,342,788	8,462,561

Loss from operations	(14,641,771)	(10,070,121)

Other income (expense):
Interest expense, net	(2,259,108)	(2,103,111)
Change in fair value of warrant liabilities	(2,424,706)	284,751
Other expense, net	(11,008)	(68,386)
Total other income (expense)	(4,694,822)	(1,886,746)

Net loss before income tax expense	(19,336,593)	(11,956,867)
Income tax expense	(3,949)	(800)
Net loss	$(19,340,542)	$(11,957,667)

Percentages of Revenue	Year ended December 31,
	2020	2019
Revenue	100%	100%
Cost of services	(139)	(153)
Total gross loss	(39)	(53)

Operating expenses:
Research and development	97	102
Sales and marketing	219	116
General and administrative	84	62
Total operating expenses	400	280

Loss from operations	(439)	(333)

Other income (expense):
Interest expense, net	(68)	(70)
Change in fair value of warrant liabilities	(73)	9
Other expense, net	-	(2)
Total other income (expense)	(141)	(62)

Net loss before income tax expense	(580)	(395)
Income tax expense	-	-
Net loss	(580)%	(395)%

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Revenue

Revenue increased by $0.3 million from $3.0 million for the year ended December 31, 2019 to $3.3 million for the year ended December 31, 2020, or by 10%. The increase in revenue was due primarily from contracts executed during 2019 that resulted in partial 2019 and full 2020 revenue. As of December 31, 2019, we had 23 clients and 52 machines-in-network. As of December 31, 2020, our client base grew by 4% over 2019 to 24 clients with 52 machines-in-network. Despite the impact of COVID-19 on our existing client base during 2020, causing some contracts to be placed on hold until their businesses can safely reopen, the Company was able to offset that financial impact with the addition of new clients in 2020 and carrying forward into 2021. As of April 30, 2021, the Company had a backlog of orders to deploy 27 ASRs, representing an aggregate annual subscription value of approximately $1.8 million.

Cost of Services

Cost of services for the year ended December 31, 2020 and December 31, 2019 remained unchanged at $4.6 million. The cost of services during these periods is primarily related to the average service cost per machine.

Gross Loss

The revenue and cost of services described above resulted in a gross loss for the year ended December 31, 2020 of $1.3 million compared to a gross loss of $1.6 million for the year ended December 31, 2019.

Research and Development

	Year ended December 31,
	2020	2019	$ Change	% Change
Research and development	$3,244,684	$3,083,695	$160,989	5%
Percentage of total revenue	97%	102%

Research and development expenses increased by $0.2 million, or 5%, for the year ended December 31, 2020 as compared to the respective period of the prior year. The increase is due to increased costs of R&D supplies and materials and an increase in third-party consulting services in 2020 compared to the prior year.

Sales and Marketing

	Year ended December 31,
	2020	2019	$ Change	% Change
Sales and marketing	$7,310,083	$3,495,806	$3,814,277	109%
Percentage of total revenue	219%	116%

Sales and marketing expenses increased by $3.8 million, or 109%, for the year ended December 31, 2020 as compared to the respective period of the prior year. The increase was primarily due to significant increase in market research, advertising and website expenses in the year ended December 31, 2020 compared to those in the prior year.

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General and Administrative

	Year ended December 31,
	2020	2019	$ Change	% Change
General and administrative	$2,788,021	$1,883,060	$904,961	48%
Percentage of total revenue	84%	62%

General and administrative expenses increased by $0.9 million, or 48%, for the year ended December 31, 2020 as compared to the respective period of the prior year. The increase was primarily driven by higher professional services, consulting fees and bad debts reserve that we incurred surrounding our ongoing financial reporting requirements.

Other Income/(Expense), Net

	Year ended December 31
	2020	2019	$ Change	% Change
Interest expense, net	$(2,259,108)	$(2,103,111)	$(155,997)	7%
Change in fair value of warrant liabilities	(2,424,706)	284,751	(2,709,457)	(952)%
Other expense, net	(11,008)	(68,386)	57,378	(84)%
Total other income (expense)	$(4,694,822)	$(1,886,746)	$(2,808,076)	(149)%

Total other income (expense) increased by $2.8 million, or 149% for the year ended December 31, 2020 as compared to the respective period of the prior year. The increase in total other income (expense) is primarily due to the expense recorded from revaluation of warrants accounted for as marked-to-market, interest expense related to the Farnam Financing Arrangement (defined below) and amortization of the debt issuance cost associated with warrants issued to the holders of the Convertible Notes.

Liquidity and Capital Resources

As of June 30, 2021, December 31, 2020, and December 31, 2019, we had $12.0 million, $7.1 million and $0.6 million, respectively, of cash and cash equivalents. As of June 30, 2021, the Company also had an accumulated deficit of approximately $92.3 million, working capital deficit of $6.6 million and stockholders’ deficit of $88.8 million. Since inception, we have funded operations through the issuance of equity securities and convertible notes, through borrowings under credit facilities and through a referral agreement with Dimension Funding, LLC (“Dimension”). As of the date of this Offering Circular, our cash on hand was approximately $10 million. On April 20, 2021, the Company entered into a Referral Agreement with Dimension, whereby the Company can generate up to $10 million of immediate cash flow by referring its clients to Dimension for financing of their annual fees over the MaaS subscription term. This agreement enables the Company to quickly offset the up-front costs associated with building and deploying ASR’s by accelerating collection of its accounts receivable. We believe that the proceeds of this offering, together with our cash and cash equivalent balances, cash generated through our agreement with Dimension Funding, and borrowings will be adequate to meet our liquidity needs and capital expenditure requirements for at least the next 12 months. Our cash from operations may be negatively impacted by a decrease in demand for our products as well as the other factors described in "Risk Factors." As we have done historically, we may again in the future elect to finance operations by selling equity or debt securities or borrowing money. There can be no assurance that the Company will be successful in acquiring additional funding at levels sufficient to fund its future operations. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce its operations, delay, scale back or discontinue the development of one or more of its platforms or discontinue operations completely. As a result of our recurring losses from operations, negative cash flows from operating activities and the need to raise additional capital, there is substantial doubt regarding our ability to continue as a going concern. Our independent registered public accounting firm included an emphasis of a matter paragraph expressing substantial doubt about the Company’s ability to continue as a going concern in its report on our audited financial statements for the year ended December 31, 2020.

Cash Flow

The table below, for the periods indicated, provides selected cash flow information:

	Six months ended June 30,
	2021	2020
Net cash used in operating activities	$(10,516,351)	$(5,378,927)
Net cash used in investing activities	(934,282)	(312,122)
Net cash provided by financing activities	16,387,122	6,998,748
Net increase in cash and cash equivalents and restricted cash	$4,936,489	$1,307,699

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Net Cash Used in Operating Activities

Net cash used in operating activities is influenced by the amount of cash we invest in personnel, marketing, and infrastructure to support the anticipated growth of our business, the number of clients to whom we lease our ASRs, the amount and timing of accounts receivable collections, as well as the amount and timing of disbursements to our vendors.

Net cash used in operating activities was approximately $10.5 million for the six months ended June 30, 2021. Net cash used in operating activities resulted from a net loss of $22.7 million, partially offset by changes in working capital and non-cash charges.

Net cash used in operating activities for the six months ended June 30, 2021 increased by $5.2 million as compared to the respective period of the prior year. The increase was primarily a result of an increase in the net loss of $13.6 million due to operating activities and the PPP Loan and interest forgiveness of $0.8 million, partially offset by an increase in the change in the fair value of warrant liabilities of $8.3 million, an increase in amortization of debt discount of $0.4 million and a change in working capital of $0.5 million.

Net Cash Used in Investing Activities

Our primary investing activities have consisted of capital expenditures and investment in ASRs. As our business grows, we expect our capital expenditures to continue to increase.

Net cash used in investing activities for the six months ended June 30, 2021 was approximately $0.9 million compared to $0.3 million in the respective period last year, or $0.6 million higher. The increase was primarily a result of higher investment in ASRs.

Net Cash Provided by Financing Activities

Our financing activities for the six months ended June 30, 2021, consisted primarily of raising proceeds through issuing stock in connection with the Company’s 2020 Regulation A Offering.

Net cash provided by financing activities was approximately $16.4 million for the six months ended June 30, 2021, an increase of $9.4 million as compared to the respective period of the prior year, primarily driven by net proceeds from the issuance of Series S Preferred Stock connected to the 2020 Regulation A Offering that terminated on April 21, 2021.

Series S Preferred Regulation D Offering

On July 11, 2018, the Company commenced an offering of up to $50 million of its Series S Preferred Stock pursuant to Regulation D (“Regulation D”) and Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) to raise additional capital for operations (the “Regulation D Offering”). We offered to sell up to 6,250,000 shares of Series S Preferred Stock, which are convertible into shares of Class A Common Stock, at a price of $10.00 per share. Consistent with prior financings by the Company, the Regulation D Offering was conducted with rolling closes. As of December 31, 2019, the Company raised $3.8 million through the Regulation D Offering, of which $1.0 million was received during the year ended December 31, 2019. Issuance costs related to Regulation D Offering were $0.3 million as of December 31, 2019. The Company did not raise additional funds under the Regulation D Offering in 2020 or during the six months ended June 30, 2021.

Series S Preferred Regulation A Offerings

On May 21, 2019 the Company filed an offering statement in connection with a proposed offering of up to $50 million of its Series S Preferred Stock pursuant to Regulation A of the Securities Act, to raise additional capital for operations (the “2019 Regulation A Offering”). The offering statement was qualified by the Commission on July 22, 2019 and the Company commenced the 2019 Regulation A Offering shortly thereafter. The 2019 Regulation A Offering terminated on July 22, 2020. As of December 31, 2020, the Company had raised approximately $24 million from the 2019 Regulation A offering, offset by $2.3 million in issuance costs.

On June 15, 2020 the Company filed an offering statement in connection with a proposed offering of up to $25 million of its Series S Preferred Stock pursuant to Regulation A of the Securities Act, to raise additional capital for operations (the “2020 Regulation A Offering,” and together with the 2019 Regulation A Offering, the “Regulation A Offerings”). The offering statement was qualified by the Commission on October 21, 2020 and the Company commenced the 2020 Regulation A Offering shortly thereafter. As of December 31, 2020, the Company had raised approximately $2.5 million from the 2020 Regulation A Offering. The 2020 Regulation A Offering terminated on April 21, 2021. As of June 30, 2021, the Company had raised approximately $20.9 million from the 2020 Regulation A Offering. As of the date of this Offering Circular, the Company issued 2,107,330 shares of Series S Preferred Stock and raised gross proceeds of approximately $21.1 million from the 2020 Regulation A Offering.

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Convertible Promissory Notes and Series S Preferred Stock Warrants, and the Related Conversion of Certain Series m-3 Preferred Stock into Series m-4 Preferred Stock

On April 30, 2019 the Company signed a Note and Warrant Purchase Agreement under the form of which the Company can issue up to $15,000,000 of convertible promissory notes and warrants to purchase up to 3,000,000 shares of Series S Preferred Stock (20% warrant coverage) (the “Convertible Note Financing”). Pursuant to the terms of the Convertible Note Financing, the Company became obligated to exchange certain of its outstanding shares of Series m-3 Preferred Stock for the newly authorized shares of Series m-4 Preferred Stock upon the closing of at least $1,000,000 in aggregate principal amount of convertible promissory notes under the Convertible Note Financing. On June 10, 2019, the Company issued, to the same group of Convertible Note Financing investors, 1,432,786 shares of its Series m-4 Preferred Stock in exchange for 1,432,786 shares of its shares of Series m-3 Preferred Stock held by such investors. The Series m-4 Preferred Stock has a senior liquidation preference to all other Preferred Stock and Common Stock of the Company, has an accruing payment in kind dividend in the form of Series m-4 Preferred Stock of 12%, and has certain other preferential rights, including voting rights, as further explained in the Company’s amended and restated certificate of incorporation. Exchange of Series m-3 Preferred Stock for Series m-4 Preferred Stock was inclusive of inducement expenses of $0.9 million (see Note 4 to the audited financial statements for details). Warrants to purchase shares of Series S Preferred Stock of the Company were also issued to investors who invested in the Convertible Note Financing. The warrants to purchase shares of Series S Preferred Stock have an exercise price of $4.50 per share and expire on the earlier of December 31, 2021 or 18 months after the closing of the Company’s first firm commitment underwritten initial public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act. The convertible promissory notes have a maturity date of January 1, 2022, provide for interest at a rate of 12% per annum upon the maturity date, are generally the most senior company security (subject to limited subordination carve-outs) and provide for significant discounts upon a qualified financing or an initial public offering, and for a premium upon a change of control. As of June 30, 2021, the Company had issued convertible notes in the aggregate principal amount of $5,128,570 (out of $15,000,000). A warrant for the purchase up to 1,025,714 shares of Series S Preferred Stock was also issued and accrued for, respectively, to the same convertible note holders. The warrants have an exercise price of $4.50 per share and expire on the earlier of December 31, 2021 or 18 months after the closing of the Company’s first firm commitment underwritten initial public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act (the “IPO”). During September and October 2021, the Company received $3.0 million in the form of Convertible Notes containing the same terms and conditions as previously issued Convertible Notes and, in connection with the additional funds received, issued 600,000 warrants.

On November 18, 2021, the Company issued an additional convertible note under the Note and Warrant Purchase Agreement in the principal amount of $6,580,500 and an additional warrant to purchase 1,316,100 shares of Series S Preferred Stock. Also on November 18, 2021, the Company agreed to amend the Note and Warrant Purchase Agreement and the convertible notes and warrants to purchase Series S Preferred Stock issued thereunder principally as follows: (i) the scheduled maturity date of the convertible notes was extended from January 1, 2022 to January 1, 2024, (ii) the interest rate of the convertible notes was reduced from 12% per annum to 3% per annum starting on January 1, 2022, (iii) the conversion terms of the convertible notes were revised so that the convertible notes will automatically convert into Class A Common Stock upon the listing of the Company’s common stock for trading on a nationally recognized securities exchange (e.g., the New York Stock Exchange) or inter-dealer quotation system (e.g., Nasdaq), (iv) the exercise period of the warrants was extended from December 31, 2021 to December 31, 2024 and will commence on January 1, 2023, and (v) the cashless exercise feature was removed from the warrants. The conversion price of the convertible notes for conversion into Class A Common Stock was not changed and remains at $2.50 per share as of the date of this Offering Circular. The exercise price of the warrants to purchase Series S Preferred Stock was not changed and remains at $4.50 per share as of the date of this Offering Circular. The Company may continue to issue convertible notes pursuant to the terms of the Convertible Note Financing.

In connection with the Convertible Note Financing, William Santana Li, the Chief Executive Officer and sole director of the Company, was granted a voting proxy to vote substantially all of the shares of the Company’s Series m-4 Preferred Stock, and the stock issued upon the conversion of warrants to purchase all of the shares of the Company’s Series m-3 Preferred Stock and upon the conversion of warrants to purchase shares of the Company’s Series S Preferred Stock, and the stock issuable upon conversion of the convertible promissory notes issued as part of the Convertible Note Financing, in each case to the extent that such shares are held by participants in the Convertible Note Financing (the “Voting Proxy”). The votes held by Mr. Li as a result of the conversion of outstanding convertible securities subject to the Voting Proxy cannot be determined as of the date of this Offering Circular, but the outstanding securities to which the Voting Proxy applies represents approximately 2.74% of the Company’s aggregate voting power as of June 30, 2021.

The Series S Preferred Stock has a right to convert at any time into Class A Common Stock. The initial conversion rate was 1:1, which conversion rate will continue to be adjusted pursuant to the broad-based weighted average anti-dilution adjustment provisions provided for in the Company’s amended and restated certificate of incorporation, including without limitation as a result of the issuance of warrants to purchase Series S Preferred Stock in connection with the Convertible Note Financing referenced in the paragraph above, which continued to have closings simultaneously with the Regulation D Offering and the Regulation A Offerings of Series S Preferred Stock. As of June 30,2021, the conversion rate was adjusted to 1.0406 shares of Class A Common Stock for every 1 share of Series S Preferred Stock. As of November 18, 2021, the conversion rate was adjusted to 1.1069.

Credit Facilities

In November 2016, the Company granted each of Structural Capital Investments II, LP and Structural Capital Investments II-C, LP a warrant to purchase an aggregate of 53,918 Series B Preferred Stock shares. The warrants have an exercise price of $2.0401 per share and expire upon the later of November 7, 2026 or two years following the Company’s firm commitment underwritten initial public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act, provided that the aggregate gross proceeds to the Company are not less than $50,000,000.

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In May 2018, the Company entered into a Loan and Security Agreement with Silicon Valley Bank, which allowed for individual term loans to be drawn in amounts totaling up to $3,500,000 (the “SVB Loan Facility”). The Company had the ability to draw funds under the SVB Loan Facility until the earlier of January 10, 2019 or an event of default. Each individual term loan called for 18 equal monthly payments of principal plus accrued interest which would fully amortize the term loan. Outstanding borrowings under the term loan agreement bore interest at a floating rate of 1.75% above the prime rate as published in the Wall Street Journal. Only one individual term loan in the amount of $425,000 was drawn by the Company in May 2018. The loan was fully repaid in February 2019 in connection with a new $3 million dollars debt received from Farnam.

In connection with the SVB Loan Facility, the Company granted Silicon Valley Bank a warrant to purchase up to 77,413 shares of the Company’s Class B Common Stock at an exercise price of $1.26 per share and which expires on the earlier of ten years from the date of the warrant or a change of control of the Company.

In order to obtain capital to finance our operations, in February 2019 the Company entered into a financing arrangement with Farnam for $3,000,000 (the “Farnam Financing Arrangement”). Under this Farnam Financing Arrangement, we collateralized fifty (50) ASRs and have an initial repayment period of two years for a monthly payment of $121,129 plus tax and an option to purchase these ASRs back for $1,350,000 plus tax or, at the end of the two-year period (March 2021) we can elect to extend the repayment period for an additional year at a monthly payment of $66,621 plus tax with a final payment of $600,000 plus tax at the end of the additional year. The effective interest rate under the two and three-year repayment periods is 35% and 31%, respectively. On April 24, 2020, we amended the Farnam Financing Arrangement with Farnam by deferring the March and April 2020 payments due to Farnam to the end of the Farnam Financing Arrangement and by extending the term of the agreement by two months and forgoing security deposit of $242,120 paid to Farnam. The Farnam Financing Arrangement with Farnam was terminated and settled in November 2020, with no subsequent payments due to Farnam. The final payment to Farnam consisted of the aggregate amount of remaining payments due through March 2021 and a reduced equipment purchase amount of $1,000,000 plus tax.

On December 9, 2019, the Company entered into a Financing Arrangement with Reliant Funding (“December 2019 Financing Arrangement”) to receive $250,000 to be repaid in sixty-three (63) equal payments of $4,599 per business day over approximately three months. The annual effective interest rate of this December 2019 Financing Arrangement was 37%. The loan was paid off on March 11, 2020.

On March 19, 2020, we entered into a Financing Agreement with Wall Street Funding (“March 2020 Financing Arrangement”). Under the March 2020 Financing Arrangement, the Company received $300,000 which was repaid over one hundred (100) equal payments of $4,080 payable each business day. The effective interest rate under this repayment period is 419%. The loan was paid off on August 07, 2020.

The Paycheck Protection Program (“PPP”) was established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and is administered by the U.S. Small Business Administration (“SBA”). On April 24, 2020, the Company, entered into a promissory note evidencing an unsecured loan in the aggregate amount of approximately $822,851 made to Knightscope under the PPP (the “PPP Loan”). The PPP Loan to Knightscope is being made through Fresno First Bank. The interest rate on the PPP Loan was 1.00% and the term is two years. In accordance with the updated SBA guidance, the PPP Loan was modified so that, beginning ten months from the date of the PPP Loan, the Company was required to make monthly payments of principal and interest. The promissory note evidencing the PPP Loan contained customary events of default relating to, among other things, payment defaults or breaching the terms of the PPP Loan documents. The occurrence of an event of default could result in the repayment of, the PPP Loan and collection of all other amounts that might be owing from Knightscope or filing suit and obtaining judgment against Knightscope. Under the terms of the CARES Act, PPP Loan recipients could apply for and be granted forgiveness for all or a portion of the loans granted under the PPP. Such forgiveness is determined, subject to limitations, based primarily on the use of loan proceeds for payment of payroll costs and any payments of mortgage interest, rent, and utilities.

In October 2020, the Company was notified that the terms of its PPP Loan with Fresno First Bank were modified. The time period during which the Company could spend the proceeds of the PPP Loan (the “covered period”) was extended from 8 weeks to 24 weeks. The date to begin repaying unforgiven portions of the PPP Loan was also extended from 6 months after the funding date to up to 10 months after the end of the covered period (approximately 16 months from the funding date) depending on when the Company applied for forgiveness. The SBA would also cover interest on the forgiven portion of the loan during this period. There was no change to the maturity date of the PPP Loan and the PPP Loan was required to be repaid or forgiven within two years after the funding date. The Company submitted its PPP Loan forgiveness application to the SBA in January 2021. The PPP Loan of $822,851 and the accrued interest of $8,960 were forgiven by the SBA on May 20, 2021.

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Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our accompanying financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates, assumptions and judgments that can have significant impact on the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of assets and liabilities at the date of our financial statements. For the Company, these estimates include, but are not limited to deriving the useful lives of ASRs, determination of the cost of ASRs, assessing assets for impairment, and the valuation of convertible preferred stock warrants. Actual results could differ from those estimates. We base our estimates, assumptions and judgments on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. On a regular basis, we evaluate our estimates, assumptions and judgments and make changes accordingly.

Useful Life of the ASRs

Depreciation on the ASRs is recorded using the straight-line method over the expected life of the asset, which ranges from three to four and half years. The useful life of the ASRs will at times need to be evaluated to assess whether the remaining useful lives continue to be appropriate or require adjustments to reflect changes in the functionalities of the ASRs, the potential effects from the introduction of new versions and upgrades, and technological obsolescence.

Impairment of Long-Lived Assets

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable from the estimated future cash flows expected to result from their use or eventual disposition. If estimates of future undiscounted net cash flows are insufficient to recover the carrying value of the assets, we will record an impairment loss in the amount by which the carrying value exceeds the fair value. If the assets are determined to be recoverable, but the useful lives are shorter than originally estimated, we will depreciate or amortize the net book value of the assets over the newly determined remaining useful lives of such assets. None of the Company’s ASRs or property and equipment was determined to be impaired as of December 31, 2020 and December 31, 2019. Accordingly, no impairment loss has been recognized in any of the periods presented.

Estimated Fair Value of Convertible Preferred Stock Warrants

Freestanding warrants for preferred shares that are contingently redeemable upon a liquidation event of the Company are classified as a liability on the balance sheet at their estimated fair value. At the end of each reporting period, the change in estimated fair value during the period is recorded in other income (expense), net in the statements of operations. With the assistance of an unrelated third-party valuation specialist, we historically have estimated the fair values of these warrants using the Backsolve method based on the proximity of the valuation date to the closing of a financing, or a combination of both the Backsolve method from recent financings and the discounted cashflow method. We then utilized an option pricing model to allocate the enterprise value of the Company to the warrants. We will continue to adjust the carrying value of the warrants until such time as these instruments are exercised, expire or convert into warrants to purchase shares of common stock. At that time, the liabilities will be reclassified to additional paid-in-capital, a component of stockholders’ deficit.

Recent Accounting Pronouncements

See Note 1 to both our audited and unaudited financial statements under the captions Accounting Pronouncements Adopted in 2020 (2021 in the case of our unaudited financial statements) and Recent Accounting Pronouncements Not Yet Effective for a discussion of new accounting pronouncements.

Material Weakness

In connection with the audit of our financial statements for the year ended December 31, 2020, our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.  The material weakness related to certain corporate finance and accounting oversight functions within certain account areas and supporting records and the timely completion of the accounting records and review of the Company’s Annual Report on Form 1-K, which was primarily the result of the lack of sufficient and competent accounting and finance resources.  Commencing in the quarter ended December 31, 2020, the Company hired a full-time, in-house accounting team, including a CFO who has the requisite U.S. GAAP and Commission reporting expertise, to address this weakness and to implement new controls and procedures to address this weakness in 2021. As of the date of this Offering Circular, continued effort has been made to remediate the material weakness by implementing new workflows and internal controls to ensure the accuracy of the Company’s financial reporting.

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Changes in Certifying Accountant

Dismissal of Independent Accounting Firm

On November 2, 2020, the Company’s board of directors approved and ratified the appointment of BPM LLP (“BPM”) as the Company’s independent accounting firm for the fiscal year ending December 31, 2020. In connection with its selection of BPM, the board of directors approved the dismissal of its former independent accounting firm, Ernst & Young LLP (“Ernst & Young”).

Ernst & Young’s audit reports on the Company’s financial statements for the fiscal years ended December 31, 2019 and December 31, 2018 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to any uncertainty, audit scope or accounting principle, except that such reports for the years ended December 31, 2019 and 2018 contained an explanatory paragraph with respect to the uncertainty about the Company’s ability to continue as a going concern.

During the fiscal years ended December 31, 2019 and December 31, 2018 and through the subsequent date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Ernst & Young’s satisfaction, would have caused Ernst & Young to make reference to the matter in their report. During the fiscal years ended December 31, 2019 and December 31, 2018 and through the subsequent date of dismissal there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K), except for the material weaknesses in our internal control over financial reporting disclosed in the Company’s Form 1-K for the year ended December 31, 2019, as discussed below:

In connection with the audit of our financial statements for the year ended December 31, 2019, our independent auditor identified material weaknesses in our internal control over financial reporting. The material weaknesses related to certain corporate finance and accounting oversight functions residing over the detection of errors that were present within the Company’s valuation of its common stock and other equity instruments, the accounting for and the balance sheet and cashflow presentation of material amounts of funding received in advance of issuing the respective convertible preferred stock notes and warrants and the timely completion and review of the Company’s Annual Report on Form 1-K, which were primarily the result of the lack of sufficient and competent accounting and finance resources. In the quarter ended December 31, 2020, the Company hired a full-time, in-house accounting team, including a CFO who has the requisite U.S. GAAP and Commission reporting expertise, to address these weaknesses and to implement new controls and procedures to address these weaknesses in 2021.

The Company reported the change in certifying accountant in a Current Report on Form 1-U filed with the Commission on November 5, 2020 (the “Form 1-U”), provided Ernst & Young with a copy of the Form 1-U and requested that Ernst & Young provide the Company with a letter addressed to the Commission indicating whether or not Ernst & Young agreed with the disclosures contained in the Form 1-U and, if not, the respects in which it was not in agreement. A copy of Ernst & Young’s letter, dated November 2, 2020, is filed as an exhibit to the Offering Statement of which this Offering Circular forms a part.

Appointment of Independent Accounting Firm

On November 2, 2020, the board of directors approved and ratified the appointment of BPM as the Company’s new independent accounting firm. As of that date, neither the Company nor anyone acting on its behalf consulted with BPM regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that BPM concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (iii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

Trend Information

Our primary goal remains meeting client demands for additional orders of our technology and ensuring consistent performance in the field. We are focused on scaling our business to meet incoming orders. Increasing demand, along with media coverage in the United States, has driven and continues to drive an increase in orders and client inquiries.

Sales trends for the six months ended June 30, 2021, showed demand across all of Knightscope’s product service lines. The sales pipeline continues to grow and is strong, though similar to many business-to-business transactions, the enterprise sales cycle is lengthy. Although we have executed contracts in less than 30 days, notionally these negotiations can range up to several years, taking into account the client’s budget, finance, legal, cyber security, human resources, facilities and other reviews. The sales process for this brand-new technology requires significant streamlining and improvements, and we are taking steps to ensure our sales processes are robust, repeatable, and can enable our products to move through the sales pipeline quicker.

Manufacturers in the United States have felt the impacts of the COVID-19 pandemic, both positively and negatively. For Knightscope, we experienced a slowdown in new deployments of our ASR’s resulting from the temporary or permanent closure of many businesses during 2020. In addition, several of our clients across various industries paused their contracts due to these closures. During the first half of 2021, the economy began to reopen, and some companies had a renewed focus on creating safe and secure environments for their employees and customers. As a result, Knightscope experienced an uptick in sales activities, which helped to offset the loss of clients who, for a variety of reasons, chose not to renew their MaaS agreements.

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However, during the first half of 2021, both the lack of resources, including supply chain delays and cash, as well as the COVID-19 pandemic have had a negative impact on the Company's performance.  Manufacturers have felt this shortage of labor which has resulted in many supply-chain issues, such as lack of goods and rising prices. Additionally, transportation costs and limited availability, both domestically and internationally, have increased shipping costs record high levels and lead times of key raw materials. To date, Knightscope has started to feel the impact of these challenges, and it is likely to continue throughout 2021 as well as 2022 and 2023. The increased cost of components and freight as well as ongoing delays are likely to have an impact on sales and profitability. Supply chain issues, in particular raw material lead times, may cause delays in deploying our ASR’s to new client sites, which in turn will impact the timing of our revenue recognition on new contracts. The Company’s cash position in 2020 significantly curtailed its ability to fund working capital requirements to meet demand as well as the associated headcount to execute on the business. Additionally, a portion of clients hardest hit by COVID-19 restrictions have had to terminate or place on hold their service due to budget constraints, and numerous others have had to delay deployments due to accessibility to their premises during shelter-in-place orders. However, the Company has continued to sign on new clients during the pandemic and, with the influx of new capital has begun to fund and build inventory, as well as recruit, which we believe will partially offset the negative impact on performance.

Due to numerous geopolitical events, new safety requirements resulting from the COVID-19 pandemic, as well as various high-profile incidents of violence across the United States, we believe that the market for our technologies will continue to grow. At the same time, we expect that competing products may appear in the marketplace in the near future, creating pressures on us to improve on our production methods, cost, quality and product features.

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DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company’s executive officers and key members of the management team (the “Leadership”) and the sole member of the board of directors of the Company are listed below. The sole director and Leadership are full-time employees. The Company has applied to list the Class A Common Stock on Nasdaq. Upon listing on Nasdaq, the Company intends to seat the 6 director nominees named below.

Name	Current Position	Age	Date Appointed to Current Position

Director, Executive Officers, and Key Employees:

William Santana Li	Chairman and CEO	51	Appointed to indefinite term of office April 5, 2013
Stacy Dean Stephens	Chief Client Officer	50	Reappointed to indefinite term of office June 18, 2018
Mallorie Burak	Chief Financial Officer	50	Appointed to indefinite term of office October 5, 2020
Mercedes Soria	Chief Intelligence Officer	47	Reappointed to indefinite term of office June 18, 2018
Aaron J. Lehnhardt	Chief Design Officer	48	Reappointed to indefinite term of office June 18, 2018
Peter M. Weinberg	General Counsel	60	Appointed to indefinite term of office July 1, 2021

Director Nominees:
Kristi Ross	Director Nominee	53	To be appointed upon listing on Nasdaq
Candace Widdoes	Director Nominee	39	To be appointed upon listing on Nasdaq
Linda Keene Solomon	Director Nominee	57	To be appointed upon listing on Nasdaq
Jackeline V. Hernandez Fentanez	Director Nominee	57	To be appointed upon listing on Nasdaq
Patricia L. Watkins	Director Nominee	62	To be appointed upon listing on Nasdaq
Patricia Howell	Director Nominee	54	To be appointed upon listing on Nasdaq

William Santana Li, Chairman and CEO

William (“Bill”) Santana Li has served as our sole director and Chief Executive Officer (“CEO”) since April 2013. Mr. Li is an American entrepreneur with over 30 years of experience from working in the global automotive sector and founding and leading a number of startups. From 1990 to 1999, Mr. Li held multiple business and technical positions at Ford Motor Company across four continents.

His positions at Ford ranged from component, systems, and vehicle engineering with the Visteon, Mazda, and Lincoln brands; to business and product strategy on the United States youth market, India, and the emerging markets in Asia-Pacific and South America; as well as the financial turnaround of Ford of Europe. In addition, he was on the “Amazon” team, which established an all-new modular plant in Brazil. Subsequently, he served as Director of Mergers & Acquisitions.

After internally securing $250 million in financing, Mr. Li founded and served as COO of GreenLeaf LLC, a Ford Motor Company subsidiary that became the world’s second largest automotive recycler. Under his leadership, GreenLeaf grew to more than 600 employees, 20 locations worldwide, and annual sales of approximately $150 million. At the age of 28, Bill was the youngest senior executive at Ford Motor Company worldwide.

After successfully establishing GreenLeaf, Mr. Li was recruited by SoftBank Venture Capital to establish and serve as the President and CEO of the Model E Corporation, a newly established automobile manufacturer that focused on the “Subscribe and Drive” model in California. Mr. Li also founded Carbon Motors Corporation* in 2003, and as its Chairman and CEO until February 2013, focused it on developing the world’s first purpose-built law enforcement patrol vehicle.

Mr. Li earned a BSEE from Carnegie Mellon University and an MBA from the University of Detroit Mercy. He is married to Mercedes Soria, the Company’s Chief Intelligence Officer.

Stacy Dean Stephens, EVP and Chief Client Officer

Stacy Dean Stephens is our Chief Client Officer and co-founded the Company in April of 2013. Previously, he co-founded Carbon Motors Corporation* with Mr. Li, where he led marketing operations, sales, product management, partnership marketing and client service. At Carbon Motors, Mr. Stephens established the “Carbon Council,” a client interface and users group consisting of over 3,000 law enforcement professionals across all 50 states and actively serving over 2,200 law enforcement agencies.

Prior to co-founding Carbon Motors Corporation, Mr. Stephens served as a police officer for the Coppell (Texas) Police Department from 2000 to 2002. In recognition of his accomplishments, Mr. Stephens was named one of Government Technology magazine’s “Top 25 Doers, Dreamers & Drivers” in 2011.

Mr. Stephens studied aerospace engineering at the University of Texas in Arlington. He subsequently earned a degree in criminal justice and graduated as valedictorian from Tarrant County College in Fort Worth, Texas. He is a member of the International Association of Chiefs of Police (“IACP”) and also sits on the IACP Division of State Associations of Chiefs of Police SafeShield Project, which seeks to critically examine existing and developing technologies for the purpose of preventing and minimizing officer injuries and fatalities.

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Mallorie Burak, EVP and Chief Financial Officer

Mallorie Burak was appointed as EVP and Chief Financial Officer (“CFO”) on October 5, 2020. Ms. Burak is an experienced financial executive, bringing over 25 years of expertise across a broad spectrum of industries ranging from early-stage start-ups to multi-national, public corporations.

Over the span of her career, Ms. Burak has negotiated and managed over $500 million of successful financing and M&A deals, having spent the last 13 years focused on turnarounds and special situations for both public and venture backed companies. Prior to joining Knightscope, she served as CFO at ThinFilm Electronics ASA, an innovative solid-state lithium battery start-up, from 2019 to 2020 and Alta Devices, Inc., a GaAs thin-film solar technology start-up, from 2016 to 2019 where she secured over $13 million and $56 million in funding, respectively. Prior to Alta Devices Ms. Burak served as CFO at FriendFinder Networks, Rainmaker Systems, FoodLink, and Southwall Technologies.

Ms. Burak has a proven track record of creating a high-performance culture with a strong focus on operational excellence and maximizing stockholder value, as evidenced by the successful acquisition of Southwall Technologies, after having repositioned, restructured, and grown the company. Ms. Burak has significant experience working with a variety of financing sources, both public and private, as well as significant experience leading and managing M&A related activities.

Ms. Burak holds a BSBA and MBA from San Jose State University.

Mercedes Soria, EVP and Chief Intelligence Officer

Mercedes Soria is our Chief Intelligence Officer and has been with Knightscope since April 2013. Ms. Soria is a technology professional with over 15 years of experience in systems development, life cycle management, project leadership, software architecture and web applications development.

Ms. Soria led IT strategy development at Carbon Motors Corporation from 2011 until 2013. From 2002 to 2010, Ms. Soria was Channel Manager and Software Development Manager for internal operations at Deloitte & Touche LLP, where her team deployed software that was used daily across the firm’s thousands of employees. From 1998 to 2002, Ms. Soria worked as a software developer at Gibson Musical Instruments leading the effort to establish its online presence.

Ms. Soria obtained Bachelor and Master’s degrees in Computer Science from Middle Tennessee State University with honors, as well as an Executive MBA from Emory University. She is also a certified Six Sigma green belt professional and a member of the Society of Hispanic Professional Engineers. She is married to William Santana Li, the Company’s Chief Executive Officer.

Aaron J. Lehnhardt, EVP and Chief Design Officer

Aaron Lehnhardt has served as our Chief Design Officer since November 2015. Previously, from the Company’s inception in April 2013 until November 2015, Mr. Lehnhardt served as Chief Designer of the Company. From 2002 to April 2013, Mr. Lehnhardt was the co-owner of Lehnhardt Creative LLC where he worked on advanced propulsion vehicle design, personal electronics, product design, video game design, and concept development work.

From 2004 to 2011, Mr. Lehnhardt was Chief Designer at California Motors (“Calmotors”), where he led the design for various concepts for HyRider hybrid vehicles, the Calmotors 1000 horsepower hybrid super car, Terra Cruzer super off-road vehicle, multiple vehicles for the U.S. Military, and various other hybrid and electric vehicles. He was also the lead designer and partner of Ride Vehicles LLC, a sister company to Calmotors, which worked on a 3-wheeled, standup personal mobility vehicle.

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Mr. Lehnhardt began his career in 1994 in the Large Truck Design Studio of Ford Motor Company, where he worked on the Aeromax and Excursion truck programs. His progress led him to the Large Vehicle Production Studio to work on the Mustang and Windstar models. He also successfully aided the development of the GT90, My Mercury, Th!nk, P2000 Prodigy, and certain concept vehicles.

Mr. Lehnhardt earned his Bachelor of Fine Arts in Transportation Design from the College for Creative Studies in Detroit, Michigan. He also served as an Alias 3D instructor at the College for Creative Studies.

Peter M. Weinberg, General Counsel

Peter Weinberg was appointed General Counsel on July 1, 2021.  Mr. Weinberg leverages thirty years of diverse corporate counsel experience, spanning from startups to well-established companies, private and public. His specialized training and experience in information security, intellectual property, finance, manufacturing, and supply chain provide for quick and efficient collaboration with technical and non-technical personnel alike.

Mr. Weinberg has a proven record of success building compliance programs, overseeing complex corporate transactions and high-stakes contract negotiations, enhancing relationships with government agencies, resolving conflicts, and limiting risk. He has significant experience training personnel at all levels in critical areas to improve corporate compliance and productivity.

Prior to joining Knightscope, Mr. Weinberg served as General Counsel at solar cell designer and manufacturer, Alta Devices from 2015 to 2019.  Prior to Alta Devices, he served as Legal Counsel in the communications and information technology company, NEC Corp. of America from 1999 to 2005 and was appointed General Counsel for semiconductor and technology solutions company, NEC Electronics America, where he served from 2005 to 2010.  Mr. Weinberg started his legal career with design/builder Takenaka USA Corp, where he was recruited from Fordham University Law School in 1990 to be its first in-house counsel and served until 1999.

In addition to his Fordham JD, Mr. Weinberg holds a BA from Stony Brook University and an MA from New York University.

*Carbon Motors Corporation filed for Chapter 7 liquidation in June 2003.

Composition of our Board of Directors following this Offering

Director Nominees

The Company’s bylaws authorize its board of directors to determine the number of directors. Prior to this offering, the Company’s sole director has been its CEO. The Company has applied to list the Shares on Nasdaq and upon completion of the offering and listing intends to increase the number of directors to 7 directors. The 6 new directors will be independent directors, who will be seated upon listing on Nasdaq. The Company intends to establish audit and compensation committees of the board meeting the Nasdaq requirements if approved for listing.

Kristi Ross

Kristi Ross is the Co-Founder, Co-Chief Executive Officer and President of tastytrade, Inc. (“tastytrade”), launched in 2011. Tastytrade is an online financial network that includes a FINRA authorized broker-dealer subsidiary, tastyworks. In 2021, tastytrade was acquired by IG Group Holdings PLC for over $1 billion. Ms. Ross serves on the IG Group North America board of directors and IG Group executive committee, as well as the board of directors of Transportation Alliance Bank, Inc. and 1871, a non-profit innovation hub since 2019 and 2016, respectively. Ms. Ross has been in the trading and brokerage industry for over 30 years and is actively involved in the Chicago technology and entrepreneurial community. Since 2015, Ms. Ross served on the ChicagoNEXT Fintech Council of World Business Chicago and Co-Chaired the Capital and Finance Committee of the P33 Technology Initiative in 2018 to 2019. Commencing in 2004 to 2010, Ms. Ross was the CFO of thinkorswim Group, Inc., as a private company, and managing director and from 1998 to 2004, she was the CFO of Automated Trading Desk Specialists, a stock specialist firm on the Chicago Stock Exchange. In 1990, Ms. Ross earned a BBA, majoring in accounting, from St. Norbert College.

Candace Widdoes

Candace Widdoes leads the portfolio operations team at ICONIQ Capital, LLC. Since August, 2020, she has advised Global 2000 owners and operators on their digital transformation as well as supporting high-growth technology companies with their commercial and international expansion. Prior to joining ICONIQ in August 2020, Ms. Widdoes spent over 12 years as a member of Plug and Play, LLC (“Plug and Play”) an early-stage investor and accelerator, where she played a central role in developing a global corporate innovation platform. Candace holds a B.S. in Business Administration and Finance from the Leeds School of Business at the University of Colorado at Boulders.

Linda Keene Solomon

Linda Keene Solomon currently serves as Chief Executive Officer of Wellspring Solutions, Inc., a position she has held since 2016. Prior to Wellspring Solutions, she served at global accounting and consulting firm Deloitte LLP from 1990 to 2016 where she built their Federal Government Services practice. Ms. Solomon led Deloitte’s homeland security consulting practice from 2004 until 2014 and currently advises national security and law enforcement companies who serve federal, state, and local government agencies. In addition, she has served as Executive Officer and Director on the Homeland Security and Defense Business Council. Ms. Solomon earned a BA in Computer Mathematics, a minor in French, and an MBA from the NYU Stern School of Business.

Jackeline (“Jackie”) V. Hernandez Fentanez

Jackie Hernandez Fentanez is a founding member of Plug and Play since its inception in 2006. Ms. Hernandez serves as its Senior Vice President of global partnerships. Ms. Hernandez Fentanez graduated from the National Autonomous University of Mexico with a major in chemistry and a concentration in immunology. She has been a speaker at several international forums such TEDx, Stanford University, ClimateKIC Europe, as well as international universities and incubators. Ms. Hernandez Fentanez will serve as the chairperson of the Company’s compensation committee.

Patricia (“Patty”) L. Watkins

Patty Watkins has been a Managing Partner of M.O.R.E. SALES Advisors, a sales and marketing advisory firm providing services to to technology firms since 2019. In 2019, she served as the Vice President of Sales for the Americas and Europe, and for Conversation AI, SaaS, Software and Services for Avaamo, Inc. From 2017 to 2019, she served as Vice President of Sales for Genesys, Inc., a provider of cloud and on-premise customer engagement solutions, she served as VP of sales for Motionloft, a provider of sensor and analytics solutions in 2017, and from 2015 to 2106, she served SA Global Vice President of Sales for Internap Holding LLC, a global provider of infrastructure solutions. She possesses over 20 years of experience in senior executive roles in the global technology sector, including at HP, AT&T and Teradata, with a background that expands hardware, software, SaaS, Cloud, customer experience, data analytics, machine learning and artificial intelligence. Ms. Watkins holds a BBA from the University of Texas, in Austin (with honors), and a MBA from Santa Clara University where she was a member of Beta Gamma Sigma, the International Business Honor Society.

Patricia (“Trish”) Howell

Trish Howell has approximately thirty years’ experience leading operations functions in multiple industries. She joined Avail Medsystems, Inc. as Vice President, Manufacturing in February 2021. Ms. Howell also serves as the Independent Director and Audit Committee Chair of CVR Medical, where she was appointed in March 2020. From December 2019 to February 2021, Ms. Howell was Vice President of Operations at Stryker Corporation (formerly ZipLine Medical, where she held the same role from 2016-2019). From 2013-2016, Ms. Howell served as Vice President of Operations at Pulmonx Corporation where she led manufacturing, quality, and supply chain. Ms. Howell holds a BS in Mechanical Engineering from the University of Michigan and an MBA in Finance from the University of Michigan-Dearborn. She is also a member of the National Association of Corporate Directors.

Director Independence

Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the Company or any other individual having a relationship which in the opinion of the Company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our current sole director has determined that director nominees Candace Widdoes, Jackie Hernandez Fentanez, Kristi Ross, Linda Keene Solomon, Patty Watkins and Trish Howell will be “independent directors” as defined in the Nasdaq listing standards and applicable Commission rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of Our Board of Directors

The Company intends to establish audit and compensation committees of the Board meeting the Nasdaq requirements if approved for listing. Our Board of Directors may establish other committees to facilitate the management of our business from time to time. Our Board of Directors expects to delegate various responsibilities and authority to committees as generally described below. It is expected that the committees will regularly report on their activities and actions to the full Board of Directors. Each member of each committee of our Board of Directors qualifies as an independent director in accordance with the listing standards of the Nasdaq Global Market. Each of the committees will operate under its own written charter to be adopted by our Board of Directors, each of which will be available on our website upon the completion of this offering and listing on Nasdaq. Members will serve on these committees until their resignation or until otherwise determined by our Board of Directors.

Audit Committee

Following the completion of this offering and listing on Nasdaq, the Company will establish an audit committee, whose members will be Kristi Ross and two other independent directors, to be determined following the offering. Ms. Ross will serve as chairperson. Our Board of Directors has determined that the proposed chairperson of the audit committee can read and understand and will ensure that each member seated in the future will be able to, read and understand fundamental financial statements and qualifies as an audit committee financial expert within the meaning of Commission regulations and meets the financial sophistication requirements of the Nasdaq Global Market.

Our audit committee will assist our Board of Directors with its oversight of the integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, independence, and performance of the independent registered public accounting firm; the design and implementation of our risk assessment and risk management. Among other things, our audit committee will be responsible for reviewing and discussing with our management the adequacy and effectiveness of our disclosure controls and procedures. The audit committee also will discuss with our management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of our financial statements, and the results of the audit, quarterly reviews of our financial statements and, as appropriate, will initiate inquiries into certain aspects of our financial affairs. Our audit committee will be responsible for establishing and overseeing procedures for the receipt, retention, and treatment of any complaints regarding accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters. In addition, our audit committee will have direct responsibility for the appointment, compensation, retention, and oversight of the work of our independent registered public accounting firm. Our audit committee will have sole authority to approve the hiring and discharging of our independent registered public accounting firm, all audit engagement terms and fees, and all permissible non-audit engagements with the independent auditor. Our audit committee will review and oversee all related person transactions in accordance with our policies and procedures.

Compensation Committee

Following the completion of this offering and listing on Nasdaq, the Company will establish a compensation committee whose members will be Jackie Hernandez Fentanez, and two other independent directors to be determined following the offering. Ms. Hernandez will serve as the chairperson. Our compensation committee will assist our Board of Directors with its oversight of the forms and amount of compensation for our executive officers (including officers reporting under Section 16 of the Exchange Act), the administration of our equity and non-equity incentive plans for employees and other service providers and certain other matters related to our compensation programs. Our compensation committee, among other responsibilities, will evaluate the performance of our Chief Executive Officer and, in consultation with him, will evaluate the performance of our other executive officers (including officers reporting under Section 16 of the Exchange Act).

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

We are an emerging growth company for purposes of the Commission’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to our “named executive officers,” who are those individuals serving as our Leadership who were serving as executive officers at the end of the last completed fiscal year.

2020 Summary Compensation Table

For the fiscal year ended December 31, 2020, we compensated the Leadership as follows:

Name and principal position	Salary	Bonus	Stock Awards	Option Awards	Nonequity incentive plan compensation	Nonqualified deferred compensation earnings	Total Compensation
William Santana Li Chief Executive Officer	$264,262	$180,000	$-	$-	$-	$-	$444,262
Stacy Dean Stephens Chief Client Officer	$209,835	$155,000	$-	$-	$-	$-	$364,835
Mercedes Soria Chief Intelligence Officer	$224,047	$155,000	$-	$31,400	$-	$-	$410,447
Mallorie Burak Chief Financial Officer	$60,606	$-	$-	$570,000	$-	$-	$630,606
Aaron J. Lehnhardt Chief Design Officer	$206,623	$155,000	$-	$31,400	$-	$-	$393,023

Narrative to Summary Compensation Table

Principal Elements of Compensation

The compensation of the Company’s executive officers is comprised of the following major elements: (a) base salary; (b) an annual, discretionary cash bonus; and (c) long-term equity incentives, consisting of stock options, restricted stock awards, performance compensation awards and/or other applicable awards granted under the Company’s equity incentive plan and any other equity plan that may be approved by the board of directors from time to time. These principal elements of compensation are described below.

Base Salaries

Base salary is provided as a fixed source of compensation for our executive officers. Adjustments to base salaries will be reviewed annually and as warranted throughout the year to reflect promotions or other changes in the scope of breadth of an executive officer’s role or responsibilities, as well as to maintain market competitiveness.

Annual Bonuses

Annual bonuses may be awarded based on qualitative and quantitative performance standards and will reward performance of our executive officers individually. The determination of an executive officer’s performance may vary from year to year depending on economic conditions and conditions in our industry and may be based on measures such as stock price performance, the meeting of financial targets against budget, the meeting of acquisition objectives and balance sheet performance.

Equity Incentive Plan

The equity incentive plan provides continual motivation for our officers, employees, consultants and directors to achieve our business and financial objectives and align their interests with the long-term interests of our stockholders. The purpose of our equity incentive plan is to promote greater alignment of interests between employees and stockholders, and to support the achievement of our longer-term performance objectives, while providing a long term retention element.

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Employment Agreements

The Company has entered into an employment agreement with each member of Leadership. In addition to their salaries, members of Leadership are eligible to receive an annual bonus initially targeted at 50% of each executive’s salary based upon the level of achievement of the applicable company performance objectives, as determined by the board of directors in its discretion.  For 2021, the board set 4 performance metrics, each of which represent 25% of a potential annual bonus: the Company consummating a SPAC transaction or public listing; the Company securing a 12-month cash runway as of June 30, September 30 and December 31; the Company’s successful release of the K5 ASR version 4.5 during the third quarter and certain specified quarterly gross ASR revenues. Each member of Leadership is also eligible to receive a performance bonus as specified below. Each employment agreement also includes severance benefits in the event the Company terminates the executive’s employment other than for cause, due to the executive’s death or due to the executive’s disability (a “non-change termination”). Each executive is also eligible for severance benefits in the event of a change of control. In the event of a non-change termination, an executive will receive their base salary for six months, in addition to reimbursement for COBRA premiums for the executive and their dependents. In the event of a change of control termination, an executive will receive their base salary for 12 months, a lump sum payment equal to 100% of the executive’s target annual bonus, accelerated vesting of their equity awards and reimbursement for COBRA premiums for the executive and their dependents. The Company has also entered into indemnification agreements with each member of Leadership that supplements the indemnification provided in the Company’s certificate of incorporation and bylaws.

Under his employment agreement, Mr. Li receives a base salary of $300,000, which is subject to review and adjustment based upon the Company’s normal performance review practices. In addition to the annual bonus, he is also eligible to receive certain performance bonuses: a one-time $75,000 cash bonus upon the successful completion a Regulation A raise equal to or in excess of $10 million and a one-time $75,000 cash bonus upon the successful completion a Regulation A raise equal to or in excess of $20 million.

Under his employment agreement, Mr. Stephens receives a base salary of $250,000, which is subject to review and adjustment based upon the Company’s normal performance review practices. In addition to the annual bonus, he is also eligible to receive certain performance bonuses: a one-time $25,000 cash bonus upon the successful completion of $250,000 in online store sales and a one-time $100,000 cash bonus upon the successful completion of booking $1 million of new business.

Under her employment agreement, Ms. Burak receives a base salary of $250,000, which is subject to review and adjustment based upon the Company’s normal performance review practices. In addition to the annual bonus, she is also eligible to receive certain performance bonuses: a one-time $25,000 bonus upon the successful completion of the 2020 audit and the on-time filing of the Company’s annual report for 2020, $50,000 bonus for successful placement of a debt or deal financing arrangement for the Company, and a one-time cash bonus of $50,000 upon the Company having over $35 million cash on hand. The previously stated performance criteria were agreed upon subsequent to the execution of Ms. Burak’s employment agreement and replace the milestones referenced in the agreement.

Under her employment agreement, Ms. Soria receives a base salary of $250,000, which is subject to review and adjustment based upon the Company’s normal performance review practices. In addition to the annual bonus, she is also eligible to receive certain performance bonuses: a one-time $25,000 cash bonus upon the successful completion of the Knightscope Public Safety App and a one-time $100,000 cash bonus upon the successful completion of the KSOC App.

Under his employment agreement, Mr. Lehnhardt receives a base salary of $250,000, which is subject to review and adjustment based upon the Company’s normal performance review practices. In addition to the annual bonus, he is also eligible to receive certain performance bonuses: a one-time $25,000 cash bonus upon successful completion of the K1 Nano beta prototype and a one-time $100,000 cash bonus upon successful completion of the K7 alpha prototype.

Under his employment agreement, Mr. Weinberg receives a base salary of $250,000, which is subject to review and adjustment based upon the Company’s normal performance review practices. In addition to the annual bonus, he is also eligible to receive certain performance bonuses: a one-time $62,500 cash bonus upon successful completion of the initial FedRamp documentation requirements and successful FedRamp certification, and a one-time $62,500 cash bonus upon the Company completing a successful public listing.

Director Compensation

The Company’s sole director did not receive any compensation during the year ended December 31, 2020 in connection with his directorship. There is currently no agreement or arrangement to pay our director for his services as a director. The Company has applied to list the Shares on Nasdaq and upon completion of the offering and listing intends to increase the board to include 6 new independent directors, who will be seated upon listing on Nasdaq. The Company has entered into agreements that will become effective as of listing and seating of the director nominees to compensate them for their service. Each non-executive director will receive an annual cash fee of $60,000, or $70,000 if the director serves as the chairperson of a Board committee. Each non-executive director will also receive a grant of 40,000 nonstatutory stock options that will vest after the first anniversary of their board service and will be eligible to receive awards under the Company’s equity incentive plans as may be determined from time to time by the Board of Directors in its sole discretion.

40

Outstanding Equity Awards at Fiscal Year-End

	Option awards							Stock awards
Name	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable		Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Mercedes Soria	113,000	(1)(8)			-	$0.16	04-20-2024
Mercedes Soria	125,000	(1)(8)			-	$0.60	11-17-2026
Mercedes Soria	62,000	(1)(8)			-	$0.60	11-17-2026
Mercedes Soria	175,000	(1)(2)(8)	25,000		-	$1.26	04-21-2028	25,000	$15,500	-	$-
Mercedes Soria	260,416	(3)(7)	239,584		-	$1.24	05-09-2029	239,584	$105,417	-	$-
Mercedes Soria	33,333	(1)(4)(7)	66,667		-	$0.91	02-26-2030	66,667	$15,333	-	$-
Mercedes Soria	8,750	(1)(5)(7)	26,250		-	$0.91	06-23-2030	26,250	$6,300	-	$-
Mallorie Burak	-		500,000	(1)(6)(7)	-	$2.34	10-07-2030	500,000	$570,000	-	$-
Aaron J. Lehnhardt	238,000	(1)(8)			-	$0.16	04-20-2024
Aaron J. Lehnhardt	62,000	(1)(8)			-	$0.60	11-17-2026
Aaron J. Lehnhardt	175,000	(1)(2)(8)	25,000		-	$1.26	04-21-2028	25,000	$15,500	-	$-
Aaron J. Lehnhardt	260,416	(3)(7)	239,584		-	$1.24	05-09-2029	239,584	$105,417	-	$-
Aaron J. Lehnhardt	33,333	(1)(4)(7)	66,667		-	$0.91	02-26-2030	66,667	$15,333	-	$-
Aaron J. Lehnhardt	8,750	(1)(5)(7)	26,250		-	$0.91	06-23-2030	26,250	$6,300	-	$-

(1)	This option vests and, as applicable, becomes exercisable with respect to 25% of the total number of shares underlying the option upon completion of twelve months of continuous service after the vesting commencement date and as to 1/48th of the total number of shares underlying the option for each month of continuous service after the vesting commencement date.
(2)	Vesting commenced on December 25, 2017.
(3)	This option vests as to 1/48th of the total number of shares underlying the option for each month of continuous service after the vesting commencement date. Vesting commenced on May 6, 2019.
(4)	Vesting commenced on February 27, 2020.
(5)	Vesting commenced on June 24, 2020.
(6)	Vesting commenced on October 5, 2020.
(7)	Exercisable for shares of Class A Common Stock.
(8)	Exercisable for shares of Class B Common Stock.

41

Employee and Service Provider Equity Incentive Plans

The Company has adopted a 2014 Equity Incentive Plan (the “2014 Plan”) and a 2016 Equity Incentive Plan (the “2016 Plan”). The 2014 Plan was terminated upon the adoption of the 2016 Plan. However, the 2014 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder. Each of the 2016 Plan and the 2014 Plan provide for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, or restricted stock units to our employees, directors and consultants. Both plans are administered by our board of directors and the board of directors is referred to in this section as the “Administrator” of the plan.

Authorized Shares. Stock options for the purchase of 636,000 shares of our Class B Common Stock are outstanding under our 2014 Plan. Stock options for the purchase of 5,980,000 shares of our Class A Common Stock are outstanding under our 2016 Plan, and an additional 2,403,814 shares of our Class A Common Stock have been reserved for issuance pursuant to our 2016 Plan. A total of 6,148,814 shares of our Class A Common Stock have been reserved for issuance pursuant to our 2016 Plan. In addition, the shares of Class A Common Stock reserved for issuance under our 2016 Plan also include (i) a number of shares of Class A Common Stock equal to the number of shares of Class B Common Stock reserved but unissued under the 2014 Plan, as of immediately prior to the termination of the 2014 Plan, and (ii) a number of shares of Class A Common Stock equal to the number of shares subject to awards under the 2014 Plan that, on or after the termination of the 2014 Plan, expire or terminate and shares previously issued pursuant to the 2014 Plan, that, on or after the termination of the 2014 Plan, are forfeited or repurchased by us (provided that the maximum number of shares of Class A Common Stock that may be added to our 2016 Plan pursuant to (i) and (ii) is 2,235,000 shares).

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock or restricted stock units, is forfeited to or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2016 Plan.

Stock Options. The 2014 Plan was terminated as of December 21, 2016. As a result, new stock options may only be granted under our 2016 Plan. The exercise price of options granted under our 2016 Plan must at least be equal to the fair market value of our Class A Common Stock on the date of grant. The term of an option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term on an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. If an individual’s service terminates other than due to the participant’s death or disability, the participant may exercise his or her option within 30 days of termination or such longer period of time as provided in his or her award agreement. If an individual’s service terminates due to the participant’s death or disability, the option may be exercised within six months of termination, or such longer period of time as provided in his or her award agreement. However, in no event may an option be exercised after the expiration of its term. Subject to the provisions of our 2016 Plan the administrator determines the other terms of options.

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2014 Plan and 2016 Plan generally do not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS

The following table sets out certain information with respect to the beneficial ownership of the voting securities of the Company, as of November 1, 2021, for:

•	Each person who we know beneficially owns more than five percent of any class of our voting securities.
•	Each of our director and director nominees.
•	Each of our executive officers.
•	All of our directors, director nominees and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all securities that they beneficially own, subject to applicable community property laws.

Name and Address of Beneficial Owner (1)	Title of Class	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable (Stock Options)(2)	Percent of Class	Total Voting Power(3)

Director and Executive Officers
William Santana Li (4)	Class B Common	7,000,000	-	68.70%	26.24%
Stacy Dean Stephens	Class B Common	3,000,000	-	29.44%	11.25%
Mercedes Soria (5)	Class B Common	-	300,000		1.11%
Aaron Lehnhardt	Class B Common	-	300,000		1.11%
All current officers and directors and director nominees as a group (6 people before offering; 12 people after offering):	Class B Common	10,000,000	600,000	98.15%	39.71%
Mallorie Burak	Class A Common		125,000		*
Mercedes Soria	Class A Common	-	547,081		*
Aaron Lehnhardt	Class A Common	-	547,081		*
All current officers and directors and director nominees as a group (6 people before offering; 12 people after offering):	Class A Common	-	1,219,162		*

Stockholders with Over 5% Beneficial Ownership of Preferred Stock (6)
New Direction IRA Inc. 1070 West Country Drive, Louisville, CO 80027	Series m Preferred Stock	5,339,215		19.32%	2.00%
NetPosa Technologies (Hong Kong) Limited Suite 1023, 10/F, Ocean Centre, 5 Canton Road, Tsim Sha Tsui, Kowloon Hong Kong	Series B Preferred Stock	2,450,860	-	8.87%	9.19%
Bright Success Capital Limited House 33, Windsor Park Phase II, Kauto Shan, Shatin, N.T., Hong Kong	Series A, B, m-2 and S Preferred Stock	1,770,189		6.41%	6.53%
DOCOMO Innovation Fund Partnership Ark Mori Bldg., 31st Fl., 1-12-32 Akasaka, Minato-ku, Tokyo	Series A Preferred Stock	1,667,779		6.04%	6.25%

*	Represents less than 1%
(1)	Unless otherwise indicated, the address of all listed stockholders is c/o Knightscope, Inc., 1070 Terra Bella Avenue Mountain View, California 94043.
(2)	Represent options held by such person that are currently exercisable or would become exercisable or would vest based on service-based vesting conditions within 60 days of November 1, 2021.
(3)	Percentage of total voting power represents voting power with respect to all shares of the Company’s outstanding capital stock as if converted to Class A Common Stock and Class B Common Stock, as applicable, as a single class. The holders of Series A Preferred Stock, Series B Preferred Stock, Series m-2 Preferred Stock and Class B Common Stock are entitled to ten votes per share. The holders of our Series S Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock, Series m-3 Preferred Stock, Series m-4 Preferred Stock and Class A Common Stock are entitled to one vote per share.
(4)	In connection with the Convertible Note Financing, Mr. Li was granted the Voting Proxy. The votes held by Mr. Li as a result of the conversion of outstanding convertible securities subject to the Voting Proxy cannot be determined as of the date of this Offering Circular, and are not reflected in the above chart, but the outstanding securities to which the Voting Proxy applies represented approximately 2.74% of the Company’s aggregate voting power at June 30, 2021.
(5)	Ms. Soria is the wife of Mr. Li and disclaims beneficial ownership of shares of Class B Common Stock owned by him.
(6)	None of the Company’s officers and directors owns shares of Preferred Stock.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

One of the Company’s vendors, Konica Minolta, Inc. (“Konica Minolta”), is a stockholder of the Company. Konica Minolta provides the Company with repair services to its ASRs. The Company paid Konica Minolta $139,627 and $69,188 in service fees for the six-month periods ended June 30, 2021 and 2020, respectively. The Company had payables of $36,763 and $20,498 owed to Konica Minolta as of June 30, 2021 and December 31, 2020, respectively.

43

SECURITIES BEING OFFERED

General

The Company is offering up to 4,000,000 shares of Class A Common Stock.

The following description summarizes the most important terms of the Company’s capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of Knightscope’s amended and restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of Knightscope’s capital stock, you should refer to the amended and restated certificate of incorporation and bylaws and to the applicable provisions of Delaware law.

At the date of this Offering Circular, Knightscope’s authorized capital stock consists of

•	114,000,000 shares of Class A Common Stock, $0.001 par value per share,

•	30,000,000 shares of Class B Common Stock, $0.001 par value per share, and

•	43,405,324 shares of Preferred Stock, $0.001 par value per share, of which

o	8,936,015 shares are designated as Series A Preferred Stock,

o	4,707,501 shares are designated as Series B Preferred Stock,

o	6,666,666 shares are designated as Series m Preferred Stock,

o	333,334 shares are designated as Series m-1 Preferred Stock,

o	1,660,756 shares are designated as Series m-2 Preferred Stock,

o	3,490,658 shares are designated as Series m-3 Preferred Stock,

o	13,108,333 shares are designated as Series S Preferred Stock, and

o	4,502,061 shares are designated as Series m-4 Preferred Stock.

At November 1, 2021, the issued and outstanding shares and options of the Company are as follows:

•	10,189,000 shares of Class B Common Stock;

•	8,936,015 shares of Series A Preferred Stock;

•	4,653,583 shares of Series B Preferred Stock;

•	5,339,215 shares of Series m Preferred Stock;

•	1,660,756 shares of Series m-2 Preferred Stock;

•	16,757 shares of Series m-3 Preferred Stock;

•	1,891,520 shares of Series m-4 Preferred Stock;

•	5,587,152 shares of Series S Preferred Stock; and

•	636,000 shares of Class B Common Stock that are issuable pursuant to employee stock options that have been issued under the 2014 Equity Plan and 7,062,811 shares of Class A Common Stock that are issuable pursuant to employee stock options that have been issued under the 2016 Equity Plan.

As of November 1, 2021, there were 1,321,003 shares of Class A Common Stock available for issuance under the 2016 Equity Plan.

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Common Stock

We have two authorized classes of common stock, Class A Common Stock and Class B Common Stock. All currently outstanding stock options are eligible to be settled in or exercisable for shares of either our Class A Common Stock or Class B Common Stock. All currently outstanding shares of Preferred Stock are convertible into shares of either Class A Common Stock or Class B Common Stock. The Series A Preferred Stock, the Series B Preferred Stock and the Series m-2 Preferred Stock (collectively, the “Super Voting Preferred Stock”) are convertible into shares of Class B Common Stock. The Series m Preferred Stock, the Series m-1 Preferred Stock, the Series m-3 Preferred Stock, the Series m-4 Preferred Stock and the Series S Preferred Stock (collectively, the “Ordinary Preferred Stock”) are convertible into shares of Class A Common Stock. The Class B Common Stock is convertible into shares of Class A Common Stock.

Voting Rights

Holders of our Class A Common Stock and Class B Common Stock have identical rights, provided however that, except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, on any matter that is submitted to a vote of our stockholders, holders of Class A Common Stock are entitled to one vote per share of Class A Common Stock and holders of Class B Common Stock are entitled to 10 votes per share of Class B Common Stock. Holders of shares of Class A Common Stock and Class B Common Stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A Common Stock or Class B Common Stock to vote separately as a single class if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our board of directors currently consists of a sole member and we have not provided for cumulative voting for the election of directors in our certificate of incorporation.

Dividend Rights

Holders of the Company’s common stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds and only following payment to holders of the Company’s Preferred Stock, as detailed in the Company’s amended and restated certificate of incorporation. Following payment of dividends to the holders of Preferred Stock in accordance with the preferential order set out in the amended and restated certificate of incorporation, including the Series S Preferred Stock, any additional dividends set aside or paid in a given year, shall be set aside and paid among the holders of the Preferred Stock and common stock on an as-converted basis. The rights to dividends are not cumulative. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of common stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all debts and other liabilities of the Company and only after the satisfaction of any liquidation preferences granted to the holders of all shares of the outstanding Preferred Stock in accordance with the liquidation stack provided for in the amended and restated certificate of incorporation of the Company.

Rights and Preferences

Holders of the Company’s common stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company’s common stock, except that holders of the Class B Common Stock may convert their shares into shares of Class A Common Stock.

Conversion Rights

Each share of Class B Common Stock shall automatically convert into one share of Class A Common Stock upon any transfer of such shares other than for tax planning purposes and certain other limited exceptions, as outlined in the Company’s amended and restated certificate of incorporation.

Each share of Class B Common Stock shall be convertible into one share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Company’s transfer agent.

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Ordinary Preferred Stock

The Company has authorized the issuance of the Series m Preferred Stock, the Series m-1 Preferred Stock, the Series m-3 Preferred Stock, the Series m-4 Preferred Stock and the Series S Preferred Stock (the “Ordinary Preferred Stock”), which contain substantially similar rights, preferences, and privileges, as other series of Preferred Stock, except as described below.

Conversion Rights

Shares of Ordinary Preferred Stock are convertible, at the option of the holder, at any time, into fully-paid nonassessable shares of the Company’s Class A Common Stock at the then-applicable conversion rate. The conversion rate is subject to anti-dilution protective provisions that will be applied to adjust the number of shares of Class A Common Stock issuable upon conversion of the shares of the respective series of Preferred Stock, except Series m-3 Preferred Stock and Series m-4 Preferred Stock, in case shares of common stock, on an as converted basis, are issued for a price per share below the price per share of the relevant series of Preferred Stock, subject to customary exceptions, in accordance with the Company’s amended and restated certificate of incorporation.

The initial conversion rate for the conversion of the Series m Preferred Stock and Series S Preferred Stock was 1:1, which conversion rate will continue to be adjusted pursuant to the broad-based weighted average anti-dilution adjustment provisions provided for in the Company’s certificate of incorporation, including without limitation as a result of the issuance of warrants to purchase Series S Preferred Stock in connection with the Convertible Note Financing, which may continue to have closings simultaneously with this offering. As of June 30, 2021, the conversion rate for the Series m Preferred Stock was 1:1.0073 and as of November 18, 2021, the conversion rate was 1:1.0187. As of June 30, 2021, the conversion rate for the Series S Preferred Stock was 1:10406 and as of November 18, 2021, the conversion rate was 1:1.1069.

Additionally, each share of Preferred Stock will automatically convert into Class A Common Stock or Class B Common Stock, as applicable, (i) immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act, (ii) with respect to Preferred Stock other than the Series m-4 Preferred Stock, upon the receipt by the Company of a written request for such conversion from the holders of a majority of the Preferred Stock other than the Series m-4 Preferred Stock then outstanding, or (iii) with respect to the Series m-4 Preferred Stock, upon the receipt by the Company of a written request for such conversion from the holders of a majority of the Series m-4 Preferred Stock then outstanding. The stock will convert in the same manner as a voluntary conversion.

Voting Rights

Each holder of Ordinary Preferred Stock is entitled to that number of votes equal to one vote per share of Class A Common Stock into which such shares are convertible, as adjusted as discussed above for the Series m Preferred Stock and Series S Preferred Stock. Fractional votes are not permitted and if the conversion results in a fractional share, it will be disregarded. Holders of Ordinary Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of common stock.

In connection with the Convertible Note Financing, William Santana Li, the Chief Executive Officer, was granted a voting proxy to vote substantially all of the shares of the Company’s Series m-4 Preferred Stock, and the stock issued upon the conversion of warrants to purchase shares of the Company’s Series m-3 Preferred Stock and upon the conversion of warrants to purchase shares of the Company’s Series S Preferred Stock, and the stock issuable upon conversion of the convertible promissory notes issued as part of the Convertible Note Financing, in each case to the extent that such shares are held by participants in the Convertible Note Financing (the “Voting Proxy”).

Dividend Rights

Holders of Series m-4 Preferred Stock are entitled to receive cumulative dividends payable semi-annually in arrears with respect to each dividend period ending on and including the last calendar day of each six-month period ending March 31 and September 30, respectively (each such period, a “Dividend Period” and each such date, a “Dividend Payment Date”), at the rate per share of Series m-4 Preferred Stock equal to the Dividend Rate for the Series m-4 Preferred Stock, in each case subject to compliance with applicable law. Dividends to holders of Series m-4 Preferred Stock are paid in kind as a dividend of additional shares of Series m-4 Preferred Stock (“PIK Dividends”) for each Dividend Period on the applicable Dividend Payment Date using a price per share equal to the original issue price, provided that the Company shall not issue any fractional shares of Series m-4 Preferred Stock.

Except as described above, the Company has no obligation to pay any dividends to the holders of Series m-4 Preferred Stock, except when, as and if declared by the board of directors out of any assets at the time legally available therefor or as otherwise specifically provided in our amended and restated certificate of incorporation. No distribution will be made with respect to the Series S Preferred Stock, the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock, the Series m-2 Preferred Stock, Series A Preferred Stock, Series m-3 Preferred Stock or the Common Stock until all declared or accrued but unpaid dividends on the Series m-4 Preferred Stock have been paid or set aside for payment to the Series m-4 Preferred Stockholders.

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Right to Receive Liquidation Distributions

In the event of any Liquidation Event, as defined in our amended and restated certificate of incorporation (which includes the liquidation, dissolution, merger, acquisition or winding up of the Company), the holders of the Series m-4 Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Series S Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock, Series m-2 Preferred Stock, Series m-3 Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series m-4 Preferred Stock held by them equal to the greater of (A): the sum of (i) the Liquidation Preference specified for such share of Series m-4 Preferred Stock, and (ii) all accrued but unpaid PIK Dividends (if any) on such share of Series m-4 Preferred Stock, whether or not declared, or (B) the consideration that such Holder would receive in the Liquidation Event if all shares of Series m-4 Preferred Stock were converted to Class A Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series m-4 Preferred Stock, where for purposes of (B) such Holder is deemed to hold, in addition to each of its shares of Series m-4 Preferred Stock, any additional shares of Series m-4 Preferred Stock that constitute all accrued but unpaid PIK Dividends, whether or not declared. If upon the Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series m-4 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series m-4 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive. The Series m-4 Preferred Stock has a $7 per share liquidation preference, which is 2x its original issue price.

The holders of the Series S Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A Preferred Stock, Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock, Series m-2 Preferred Stock, Series m-3 Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series S Preferred Stock held by them equal to the greater of (A): the sum of (i) the Liquidation Preference specified for such share of Series S Preferred Stock, and (ii) all declared but unpaid dividends (if any) on such share of Series S Preferred Stock, or (B) the amount such Holder would receive if all shares of Series S Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series S Preferred Stock. If upon the Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series S Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series S Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

The holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A Preferred Stock, Series m-3 Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock held by them equal to the greater of (A): the sum of (i) the Liquidation Preference specified for such share of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock or Series m-2 Preferred Stock, as applicable, and (ii) all declared but unpaid dividends (if any) on such share of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock or Series m-2 Preferred Stock, as applicable, or (B) the amount such Holder would receive if all shares of the applicable series of Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock and Series m-2 Preferred Stock, voting together as a single class. If upon the Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

The holders of Series m-3 Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock by reason of their ownership of such stock, an amount per share for each share of Series m-3 Preferred Stock held by them equal to the greater of (A): the sum of (i) the Liquidation Preference specified for such share of Series m-3 Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Series m-3 Preferred Stock, or (B) the amount such Holder would receive if all shares of Series m-3 Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series m-3 Preferred Stock. If upon a Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series m-3 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series m-3 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

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After payment of all liquidation preferences to the holders of the Preferred Stock, as outlined below, all remaining assets of the Company legally available for distribution shall be distributed pro rata to the holders of the common stock, without any participation in such liquidation by the Preferred Stock. Our amended and restated certificate of incorporation explicitly requires that before any shares of Preferred Stock are converted into common stock, the relevant holder’s right to liquidation preference be surrendered, in order to prevent treatment of shares as both Preferred Stock and common stock for the purpose of distributions of assets upon a Liquidation Event.

Super Voting Preferred Stock

The Company has authorized the issuance of three other series of Preferred Stock. The series are designated Series A Preferred Stock, Series B Preferred Stock and Series m-2 Preferred Stock (the “Super Voting Preferred Stock”). Each series of Super Voting Preferred Stock contains substantially similar rights, preferences, and privileges, except as described below.

Dividend Rights

In any calendar year, the holders of outstanding shares of Preferred Stock are entitled to receive dividends, when, as and if declared by the board of directors, out of any assets at the time legally available therefor, at the dividend rate specified for such shares of Preferred Stock payable in preference and priority to any declaration or payment of any distribution on Common Stock of the Company in such calendar year. Except dividends to Series m-4 Preferred Stock specified above, the right to receive dividends on shares of Preferred Stock is not cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared or paid.

No distributions shall be made with respect to the Series S Preferred Stock, the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock, the Series m-2 Preferred Stock, Series A Preferred Stock or Series m-3 Preferred Stock unless dividends on the Series m-4 Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared or accrued dividends on the Series m-4 Preferred Stock have been paid or set aside for payment to the Series m-4 Preferred Stock holders.

No distributions shall be made with respect to the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock, the Series m-2 Preferred Stock, Series A Preferred Stock or Series m-3 Preferred Stock unless dividends on the Series S Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared dividends on the Series S Preferred Stock have been paid or set aside for payment to the Series S Preferred Stock holders.

No distributions shall be made with respect to the Series A Preferred Stock or Series m-3 Preferred Stock unless dividends on the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared dividends on the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock have been paid or set aside for payment to the Series B Preferred Stock holders, the Series m Preferred Stock holders, the Series m-1 Preferred Stock holders and the Series m-2 Preferred Stock holders, as applicable.

No Distributions shall be made with respect to the Series m-3 Preferred Stock unless dividends on the Series A Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared dividends on the Series A Preferred Stock have been paid or set aside for payment to the Series A Preferred Stockholders.

No Distributions shall be made with respect to the Common Stock unless dividends on the Series m-3 Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared dividends on the Series m-3 Preferred Stock have been paid or set aside for payment to the Series m-3 Preferred Stockholders.

The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

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Conversion Rights

Shares of Preferred Stock are convertible, at the option of the holder, at any time, into fully-paid nonassessable shares of the Company’s Class A Common Stock or Class B Common Stock at the then-applicable conversion rate. Any shares of Super Voting Preferred Stock shall be convertible to shares of the Company’s Class B Common Stock. Any share of Preferred Stock convertible to shares of Class B Common Stock that has been transferred for any reason other than for tax planning purposes and certain other limited exceptions, as outlined in the Company’s amended and restated certificate of incorporation, shall become convertible into shares of Class A Common Stock. The conversion rate is subject to anti-dilution protective provisions that will be applied to adjust the number of shares of Class A Common Stock or Class B Common Stock, as applicable, issuable upon conversion of the shares of the respective series of Preferred Stock. At the date of this Offering Circular, the conversion rate for both the Series A Preferred Stock and the Series B Preferred Stock is one share of Class A Common Stock or Class B Common Stock, as applicable, per one share of Preferred Stock. The initial conversion rate for the conversion of the Series m-2 Preferred Stock initially was 1:1. As of June 30, 2021, the conversion rate for the Series m-2 Preferred Stock was 1:1.0073 and as of November 18, 2021, the conversion rate was 1:1.0187.

Additionally, each share of Preferred Stock will automatically convert into Class A Common Stock or Class B Common Stock, as applicable, (i) immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act, (ii) with respect to Preferred Stock other than the Series m-4 Preferred Stock, upon the receipt by the Company of a written request for such conversion from the holders of a majority of the Preferred Stock other than the Series m-4 Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or (iii) with respect to the Series m-4 Preferred Stock, upon the receipt by the Company of a written request for such conversion from the holders of a majority of the Series m-4 Preferred Stock then outstanding. The stock will convert in the same manner as a voluntary conversion.

Voting Rights

Each holder of Preferred Stock is entitled to that number of votes equal to the number of votes of shares of Class A Common Stock or Class B Common Stock, as applicable, into which such shares are convertible. This means that holders of Super Voting Preferred Stock shall be entitled to ten votes for each share held. Fractional votes are not permitted and if the conversion results in a fractional share, it will be disregarded. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of common stock.

William Santana Li, the Chief Executive Officer and sole director of the Company, holds the Voting Proxy.

Preemptive Rights

The Company has granted one investor in its Series m-2 Preferred Stock financing the right to invest up to their pro rata share on a fully-diluted basis in the offerings of securities of the Company. The combined pro-rata rights of such stockholder at the date of this Offering Circular constitute less than 1% of the fully-diluted capitalization of the Company.

Right to Receive Liquidation Distributions

In the event of a Liquidation Event, the holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A Preferred Stock, Series m-3 Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock held by them equal to the greater of: (A) the sum of (i) the Liquidation Preference specified for such share of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock or Series m-2 Preferred Stock, as applicable, and (ii) all declared but unpaid dividends (if any) on such share of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock or Series m-2 Preferred Stock, as applicable, or (B) the amount such Holder would receive if all shares of the applicable series of Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock and Series m-2 Preferred Stock, voting together as a single class. If upon the Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

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The holders of Series A Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock or Series m-3 Preferred Stock by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the greater of: (A) the sum of (i) the Liquidation Preference specified for such share of Series A Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Series A Preferred Stock, or (B) the amount such Holder would receive if all shares of Series A Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series A Preferred Stock. If upon a Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

After payment of all liquidation preferences to the holders of Preferred Stock, as outlined above, all remaining assets of the Company legally available for distribution shall be distributed pro rata to the holders of the common stock, without any participation in such liquidation by the Preferred Stock.

Our amended and restated certificate of incorporation explicitly requires that before any shares of Preferred Stock are converted into common stock, the relevant holder’s right to liquidation preference be surrendered, in order to prevent treatment of shares as both preferred stock and common stock for the purpose of distributions of assets upon a Liquidation Event.

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SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our Class A Common Stock. Future sales of substantial amounts of shares of our Class A Common Stock, including shares issued upon the exercise of outstanding options and warrants and conversion of shares of Preferred Stock, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our Class A Common Stock to fall or impair our ability to raise equity capital in the future.

After this offering, we will have outstanding 4,000,000 shares of our Class A Common Stock, assuming that 4,000,000 shares are sold in the offering and no exercise of outstanding options or warrants nor conversion of shares of Preferred Stock. The shares that we are selling in this offering may be resold in the public market immediately following their issuance.

The 10,714,224 shares of Class A Common Stock issuable upon conversion of shares of Series m Preferred Stock and Series S Preferred Stock sold in our previous Regulation A offerings will be immediately tradeable upon conversion of those preferred shares and issuance of the shares of Class A Common Stock. However, the 2,002,944 shares of Class A Common Stock and 15,455,628 shares of Class B Common Stock issuable upon conversion of the shares of Preferred Stock that were not offered and sold in the previous Regulation A offerings, as well as shares issuable upon the exercise of warrants and subject to employee stock options will be upon issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares of our Common Stock for at least twelve months, in the event we are a reporting company under Regulation A, or at least six months, in the event we have been a reporting company under the Exchange Act for at least 90 days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the 90 days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of shares of our common stock then outstanding; or

●	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Rule 701

In general, Rule 701 allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this Offering Circular before selling shares pursuant to Rule 701.

Lock-Up Agreements

We and our officers, directors and director nominees have agreed, or will agree, with the Selling Agent, subject to certain exceptions, that, without the prior written consent of the Selling Agent, we and they will not, directly or indirectly, during the period ending 180 days after the date of the closing of this offering.

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Common Stock or any securities convertible into or exchangeable or exercisable for the Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition; or

●	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of the Common Stock, whether any such swap or transaction is to be settled by delivery of the Common Stock or other securities, in cash or otherwise.

This agreement does not apply, in our case, to securities issued pursuant to existing employee benefit plans or securities issued upon exercise of options, and other exceptions, and in the case of our officers, directors, director nominees and other holders of our securities, exercise of stock options issued pursuant to a stock option or similar plans, and other exceptions.

Registration Statement on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Class A Common Stock (i) subject to outstanding stock options granted in connection with this offering, and (ii) issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this Offering Circular, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

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PLAN OF DISTRIBUTION

Engagement Agreement with Digital Offering

We are currently party to an engagement agreement dated August 27, 2021 with Digital Offering LLC ("Digital Offering” or “Lead Selling Agent”). Digital Offering has agreed to act as our managing broker-dealer for the offering. Digital Offering has made no commitment to purchase all or any part of the shares of Class A Common Stock being offered but has agreed to use its best efforts to sell such Shares in the offering. As such, Digital Offering is an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act. Digital Offering is under no obligation to purchase any Shares or arrange for the sale of any specific number or dollar amount of Shares. The term of the engagement agreement began on August 27, 2021 and will continue until the earlier to occur of: (a) the date that either party gives the other at least ten (10) days written notice of the termination of this Agreement, which termination may occur with or without cause, (b) the date which is one year from this offering being qualified by the Commission, or (c) the date that the Offering is consummated (such applicable date, the “Termination Date”). The engagement agreement provides that Digital Offering may engage other Financial Industry Regulatory Authority (“FINRA”) member broker-dealers that are registered with the Commission to participate as soliciting dealers for this offering. We refer to these other broker-dealers as soliciting dealers or members of the selling group. Upon engagement of any such soliciting dealer, Digital Offering shall be permitted to re-allow all or part of its fees and expense allowance as described below. Such soliciting dealer will also be entitled to receive the benefits of our engagement agreement with Digital Offering, including the indemnification rights arising under the engagement agreement upon their execution of a soliciting dealer agreement with Digital Offering that confirms that such soliciting dealer is so entitled. As of the date hereof, we have been advised that Digital Offering has retained Cambria Capital LLC and Start Engine Primary, LLC (“StartEngine Primary”) to participate in this offering as soliciting dealers. We will not be responsible for paying any placement agency fees, commissions or expense reimbursements to any soliciting dealers retained by Digital Offering. None of the soliciting dealers are purchasing any of the shares of Class A Common Stock in this offering and are not required to sell any specific number or dollar amount of shares of Class A Common Stock, but will instead arrange for the sale of Shares to investors on a “best efforts” basis, meaning that they need only use their best efforts to sell the Shares. In addition to the engagement agreement, we plan on entering into a definitive selling agency agreement with Digital Offering prior to the commencement of the offering.

Offering Expenses

We are responsible for all offering fees and expenses, including the following: (i) fees and disbursements of our legal counsel, accountants, and other professionals we engage; (ii) fees and expenses incurred in the production of offering documents, including design, printing, photograph, and written material procurement costs; (iii) all filing fees, including those charged by FINRA; (iv) all of the legal fees related to FINRA clearance; and (v) accountable expenses of Digital Offering, including due diligence costs, all fees, expenses and disbursements relating to background checks of the Company’s officers and directors, and other offering cost, not to exceed $50,000. $25,000 of which has been paid with an additional $25,000 due at closing. We have agreed to reimburse Digital Offering for its reasonable and documented legal costs up to a maximum of $125,000. Notwithstanding the foregoing, the advance received by Digital Offering will be reimbursed to us to the extent not actually incurred in compliance with FINRA Rule 5110(g)(4)(a).

Reimbursable Expenses in the Event of Termination

In the event the offering does not close or the selling agency agreement is terminated for any reason, we have agreed to reimburse Digital Offering for all unreimbursed, reasonable, documented, out-of-pocket fees, expenses, and disbursements, including its legal fees, up to $175,000.

Selling Agents’ Commission

We have agreed that the definitive selling agency agreement will provide for us to pay a commission of 7.00% of the gross proceeds received by the Company in the offering, which shall be allocated by Digital Offering to members of the selling group and soliciting dealers in its sole discretion (we sometimes refer to Digital Offering and such members and dealers collectively as the “Selling Agents”).

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Lock-Up Agreements

Except as described below, we and our officers, directors and director nominees have agreed, or will agree, with Digital Offering, subject to certain exceptions, that, without the prior written consent of Digital Offering, we and they will not, directly or indirectly, during the period ending 180 days following the closing of this offering, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Class A Common Stock or any securities convertible into or exchangeable or exercisable for the Class A Common Stock, whether now owned or hereafter acquired by us or them or with respect to which we or they has or hereafter acquires the power of disposition; or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of the Class A Common Stock, whether any such swap or transaction is to be settled by delivery of the Class A Common Stock or other securities, in cash or otherwise.

The lock-up agreement does not apply, in our case, to securities issued pursuant to existing employee benefit plans or securities issued upon exercise of options. In the case of our officers, directors and director nominees, the restrictions described in the preceding paragraph do not apply to:

•	transactions relating to shares of Class A Common Stock acquired in open market transactions after the completion of this offering; provided that, no filing by any party under Section 16(a) of the Exchange Act or other public announcement shall be required or shall be voluntarily made in connection with such transfer;
•	exercises of stock options or equity awards granted pursuant to an equity incentive or other plan or warrants to purchase shares of Class A Common Stock or other securities (including by cashless exercise to the extent permitted by the instruments representing such stock options or warrants so long as such cashless exercise is effected solely by the surrender of outstanding stock options or warrants to the Company and the Company’s cancellation of all or a portion thereof to pay the exercise price), provided that in any such case the securities issued upon exercise shall remain subject to the provisions of the agreement;
•	transfers of shares of Class A Common Stock or other securities to the Company in connection with the vesting or exercise of any equity awards granted pursuant to an equity incentive or other plan and held by the undersigned to the extent, but only to the extent, as may be necessary to satisfy tax withholding obligations pursuant to the Company’s equity incentive or other plans;
•	pursuant to an order of a court or regulatory agency;
•	any transfer of shares of Class A Common Stock or any security convertible into or exercisable or exchangeable for Class A Common Stock that occurs by operation of law, such as pursuant to a qualified domestic relations order or in connection with a divorce settlement;
•	any distributions or transfers without consideration of shares of Class A Common Stock or any security directly or indirectly convertible into or exercisable or exchangeable for Class A Common Stock to limited partners, members, stockholders or affiliates of the undersigned, or to any partnership, corporation or limited liability company controlled by the undersigned or by a member of the immediate family of the party to the agreement;
•	any transfer made in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the undersigned’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the undersigned’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by the agreement;
•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of shares of our Class A Common Stock, provided that such plan does not provide for the transfer of our Class A Common Stock during the lock-up period;
•	transfers to any investment fund or other entity controlled by, or under common control or management with, the party to the agreement;
•	transfers of shares of our Class A Common Stock or any security convertible into or exercisable or exchangeable for our Class A Common Stock pursuant to a qualifying bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of our Class A Common Stock.

Exchange Listing

We have applied to Nasdaq to list shares of our Class A Common Stock under the symbol “KSCP.” In order to meet one of the requirements for listing our Class A Common Stock on Nasdaq, Digital Offering and other soliciting dealers intend to sell lots of 100 or more shares to a minimum of 400 beneficial holders. Our Class A Common Stock will not commence trading on Nasdaq until each of the following conditions are met: (i) this offering is terminated; (ii) we have filed a post-qualification amendment to the Offering Statement, which post-qualification amendment is qualified by the Commission; and (iii) we have filed a registration statement on Form 8-A, which Form 8-A has been declared effective by the Commission. Pursuant to applicable rules under Regulation A, the Form 8-A will not become effective until the Commission qualifies the post-qualification amendment. We intend to file the post-qualification amendment and request its qualification immediately prior to the termination of this offering in order that the Form 8-A may become effective as soon as practicable. Even if we meet the minimum requirements for listing on Nasdaq, we may wait before terminating this offering and commencing the trading of our Class A Common Stock on Nasdaq in order to raise additional proceeds. As a result, you may experience a delay between the closing of your purchase of shares of our Class A Common Stock and the commencement of exchange trading of our Class A Common Stock on Nasdaq.

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Pricing of the Offering

Prior to the offering, there has been no public market for the shares of Class A Common Stock. The initial public offering price has been determined by negotiation between us and Digital Offering. The principal factors considered in determining the initial public offering price include:

•	the information set forth in this Offering Circular and otherwise available to Digital Offering;
•	our history and prospects and the history of and prospects for the industry in which we compete;
•	our past and present financial performance;
•	our prospects for future earnings and the present state of our development;
•	an assessment of our management;
•	the general condition of the securities markets at the time of this offering;
•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and
•	other factors deemed relevant by Digital Offering and us.

We intend to price the offering prior to its qualification pursuant to Rule 253(b).

Indemnification and Control

We have agreed to indemnify the Lead Selling Agent, its affiliates and controlling persons and members of the selling group against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the Lead Selling Agent, its affiliates and controlling persons as may be required to make in respect of these liabilities.

The Lead Selling Agent and its affiliates are engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Lead Selling Agent and its affiliates may in the future perform various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

Our Relationship with the Lead Selling Agent

In the ordinary course of their various business activities, Digital Offering and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. Digital Offering and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Investment Limitations if We Do Not Obtain a Listing on a National Securities Exchange

As set forth in Title IV of the JOBS Act, there would be no limit on how many shares an investor may purchase if this offering results in a listing of our Class A Common Stock on Nasdaq or other national securities exchange. However, our Class A Common Stock will not be listed on Nasdaq upon the initial qualification of this offering by the Commission.

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For individuals who are not accredited investors, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth (please see under “— Procedures for Subscribing — How to Calculate Net Worth”). Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Because this is a Tier 2, Regulation A offering, most investors in the case of trading on the over-the-counter markets must comply with the 10% limitation on investment in this offering. The only investors in this offering exempt from this limitation are “accredited investors” as defined under Rule 501 of Regulation D under the Securities Act (an “Accredited Investor”). If you meet one of the following tests you should qualify as an Accredited Investor:

(i)	You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;
(ii)	You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase Shares (please see below under “— How to Calculate Net Worth”);
(iii)	You are an executive officer or general partner of the issuer or a director, executive officer or general partner of the general partner of the issuer;
(iv)	You are a holder in good standing of the General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), and the Licensed Investment Adviser Representative (Series 65), each as issued by FINRA;
(v)	You a corporation, limited liability company, partnership or are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, a corporation or similar business trust or a partnership, not formed for the specific purpose of acquiring the Shares, with total assets in excess of $5,000,000;
(vi)	You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940 (the “Investment Company Act”), or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;
(vii)	You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;
(viii)	You are a trust with total assets in excess of $5,000,000, your purchase of Shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Shares;
(ix)	You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000;
(x)	You are a Commission or state-registered investment adviser or a federally exempt reporting adviser;
(xi)	You are a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;
(xii)	You are an entity not listed above that that owns “investments,” in excess of $5 million and that was not formed for the specific purpose of investing in the securities offered; or
(xiii)	You are an Investor certifies that (A) it is a “family office” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (i) with at least $5 million in assets under management, (ii) not formed for the specific purpose of acquiring the securities offered and (iii) whose investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment or (B) that it is a “family client” as defined in Rule 202(a)(11)(G)-1, of a family office meeting the criteria specified above.

This offering will start on or after the date that the offering is qualified by the Commission and will terminate on the Termination Date.

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Procedures for Subscribing through Cambria Capital’s My IPO Platform

Cambria Capital is a registered broker-dealer and member of FINRA and SIPC. Cambria Capital has been appointed by us and Digital Offering, as a soliciting dealer for this offering. Cambria Capital operates the My IPO platform as a separate unincorporated business division.

In order to subscribe to purchase the shares of Class A Common Stock through My IPO, a prospective investor must electronically complete and execute a subscription agreement and provide payment to the Wilmington Trust, N.A. escrow account (“Wilmington Trust Escrow Account”). When submitting the subscription request through My IPO, a prospective investor is required to agree to various terms and conditions by checking boxes and to review and electronically sign any necessary documents. We will not accept any subscription agreements prior to the Commission’s qualification of this offering.

Escrow Account

Except with respect to investors who are clients of StartEngine Primary or Other Broker-Dealers (as defined below) with clearing agreements in place, investors will be required to deposit their funds to the Wilmington Trust Escrow Account. The Company intends to complete one closing of this offering. Any such funds that Wilmington Trust receives shall be held in escrow until the applicable closing of the offering or such other time as mutually agreed between the Company and Digital Offering, and then used to complete securities purchases, or returned if this offering fails to close. All subscribers will be instructed by the Company or its agents to transfer funds by wire or ACH transfer directly to the escrow account established for this offering.

Other Procedures for Subscribing

Cambria Capital clears through various clearing firms as do other broker-dealers who may participate in this offering. We refer to such other broker-dealers that clear through their respective clearing firms and who may participate in this offering as Other Broker-Dealers. Other Broker-Dealers with clearing agreements shall provide the Selling Agents with executed indications and delivery sheets from their customers and shall settle the transaction with the Selling Agents through DTC on closing. In the event that the Company does not qualify or list on Nasdaq, soliciting dealers who are unable to participate in an over the counter security may withdraw their subscriptions prior to closing.

Prospective investors investing through Cambria Capital or Other Broker-Dealers will acquire shares of our Class A Common Stock through book-entry order by opening an account with Cambria Capital or an Other Broker-Dealer, or by utilizing an existing Cambria Capital account or account with an Other Broker-Dealer. In each such case, the account will be an account owned by the investor and held at the clearing firm of such Other Broker-Dealer, as the clearing firm for the exclusive benefit of such investor. The investor will also be required to complete and submit a subscription agreement. Subscriptions for shares of Class A Common Stock acquired through an account at Cambria Capital, or an Other Broker-Dealer are all processed online at https://form.jotform.com/212715919525056. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part.

Our transfer agent is Computershare. Our transfer agent will record and maintain records of the shares of Class A Common Stock issued of record by us, including shares issued of record to the Depositary Trust Corporation, which we refer to as the DTC, or its nominee, Cede & Co., for the benefit of broker-dealers, including the clearing firms. The clearing firm, as the clearing firm, will maintain the individual stockholder beneficial records for accounts at Cambria Capital or Other Broker-Dealers. All other investors that participate through the Wilmington Trust Escrow Account, shall have their shares held at Computershare in digital book entry. Such shares may be transferred to the investor’s outside brokerage account by requesting their outside broker dealer to effect such transfer. Request for transfer may only be made by the outside broker dealer of the investor.

You may not subscribe to this offering prior to the date this offering is qualified by the Commission, which we will refer to as the qualification date. Before the qualification date, you may only make non-binding indications of your interest to purchase securities in the offering. For any subscription agreements received after the qualification date, we have the right to review and accept or reject the subscription in whole or in part, for any reason or for no reason. If rejected, we will return all funds to the rejected investor within ten business days. If accepted, the funds will remain in the escrow account until we determine to have an initial closing of the offering and the funds in escrow will then be transferred into our general account.

Non-U.S. investors may participate in this offering by depositing their funds in the escrow account held at Wilmington Trust, N.A.; any such funds that Wilmington Trust receives shall be held in escrow until the applicable closing of this offering or such other time as mutually agreed between the Company and the Selling Agents, and then used to complete securities purchases, or returned if this offering fails to close.

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StartEngine Primary, LLC

The Lead Selling Agent has engaged StartEngine Primary as a Selling Agent to assist in the placement of the Company’s securities in those states it is registered to undertake such activities, including soliciting potential investors on a best efforts basis. StartEngine Primary clients who desire information about the offering may find it at www.startengine.com. This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the startengine.com website.

StartEngine Primary clients who choose to invest will be required to subscribe to the offering via an online platform provided by StartEngine Crowdfunding, Inc., an affiliate of StartEngine Primary (www.startengine.com) and agree to the terms of the offering, Subscription Agreement, and any other relevant exhibit attached thereto.

For StartEngine Primary clients, the Company has entered into an Escrow Services Agreement with Prime Trust LLC (“Prime Trust”), Digital Offering and StartEngine Primary. Investor funds will be held by the Prime Trust escrow account pending closing or termination of the offering.  All subscribers will be instructed by the Company or its agents to transfer funds by wire, credit or debit card, or ACH transfer directly to the escrow account established for this offering. The Company may terminate the offering at any time for any reason at its sole discretion. Investors should understand that acceptance of their funds into escrow does not necessarily result in their receiving shares; escrowed funds may be returned.

Prime Trust is not participating as an underwriter or placement agent or sales agent of this offering and will not solicit any investment in the Company, recommend the Company’s securities or provide investment advice to any prospective investor, and no communication through any medium, including any website, should be construed as such, or distribute this Offering Circular or other offering materials to investors. The use of Prime Trust’s technology should not be interpreted and is not intended as an endorsement or recommendation by it of the Company or this offering.

In the event that the Company terminates the offering while investor funds are held in escrow, those funds will promptly be refunded to each investor without deduction or interest and in accordance with Rule 10b-9 under the Exchange Act.

Right to Reject Subscriptions

After we receive your complete, executed subscription agreement (forms of which are attached to the Offering Statement as Exhibits 4.1 and 4.2) and the funds required under the subscription agreement have been transferred to the Wilmington Trust Escrow Account or the Prime Trust escrow account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions

Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Under Rule 251 of Regulation A, non-accredited, non-natural person investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). As a result, non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

How to Calculate Net Worth

For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the shares of Class A Common Stock.

In order to purchase the shares of Class A Common Stock and prior to the acceptance of any funds from an investor, an investor will be required to represent, to the Company’s satisfaction, that he or she is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.

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DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES LIABILITIES

Our certificate of incorporation and bylaws, subject to the provisions of Delaware law, contain provisions that allow the Company to indemnify any person against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to us if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our director and officers, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Commission an Offering Statement on Form 1-A under the Securities Act with respect to the shares of Class A Common Stock that we are offering. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all the information set forth in the Offering Statement or the exhibits and schedules filed with the Offering Statement. For further information about us and the Class A Common Stock, we refer you to the Offering Statement and the exhibits and schedules filed with the Offering Statement. Statements contained in this Offering Circular regarding the contents of any contract or other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement. You can read our Commission filings, including the Offering Statement, at the Commission’s website which contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the Commission. The address of the website is www.sec.gov.

Upon the consummation of this offering, we will be required to file periodic reports, proxy statements, and other information with the Commission pursuant to the Exchange Act. These periodic reports, proxy and other information will be available for inspection at the website of the Commission referred to above. You may access these materials free of charge as soon as reasonably practicable after they are filed electronically with, or furnished to, the Commission. We also maintain a website at www.knightscope.com. The inclusion of our website address in this Offering Circular is an inactive textual reference only. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this Offering Circular or the Offering Statement of which this Offering Circular forms a part. Investors should not rely on any such information in deciding whether to purchase our Class A Common Stock.

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KNIGHTSCOPE, INC.

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Director and Stockholders of

Knightscope, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Knightscope, Inc. (a Delaware corporation) (the “Company”) as of December 31, 2020 and 2019, and the related statements of operations, preferred stock and changes in stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations, available cash and cash used in operating activities raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BPM LLP

We have served as the Company’s auditor since 2020.

San Jose, California

October 14, 2021

KNIGHTSCOPE, INC.

BALANCE SHEETS

	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$7,056,597	$608,674
Restricted cash	100,000	100,000
Accounts receivable, net	874,354	655,659
Prepaid expenses and other current assets	756,617	846,573
Total current assets	8,787,568	2,210,906

Non-current assets:
Autonomous Security Robots, net	2,290,430	3,030,603
Property, equipment and software, net	21,903	63,055
Operating lease right-of-use-assets	1,624,191	2,111,818
Other assets	219,642	319,770
Total non-current assets	4,156,166	5,525,246

Total assets	$12,943,734	$7,736,152

LIABILITIES, PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$231,526	$967,681
Accrued expenses	864,445	671,383
Deferred revenue	521,585	556,653
Debt obligations	-	1,034,423
Operating lease liabilities	560,342	482,306
Other current liabilities	460,388	556,621
Total current liabilities	2,638,286	4,269,067

Non-current liabilities:
Debt obligations	4,578,869	3,262,917
Preferred stock warrant liability	5,617,280	2,246,478
Operating lease liabilities	1,133,009	1,693,352
Total non-current liabilities	11,329,158	7,202,747
Total liabilities	13,967,444	11,471,814

Commitments and contingencies (Note 9)

Preferred Stock, $0.001 par value; 43,405,324 and 25,794,920 shares authorized as of December 31, 2020 and 2019, respectively, 25,770,360 and 22,820,982 shares issued and outstanding at December 31, 2020 and 2019, respectively; aggregate liquidation preference of $78,919,475 and $55,157,362 as of December 31, 2020 and 2019, respectively	65,161,574	42,972,705

Stockholders' deficit:
Class A common stock, $0.001 par, 114,000,000 and 94,000,000 shares authorized as of December 31, 2020 and 2019, respectively, 0 shares issued and outstanding as of December 31, 2020 and 2019	-	-
Class B common stock, $0.001 par, 30,000,000 shares authorized as of December 31, 2020 and 2019, 10,189,000 and 10,179,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively	10,189	10,179
Additional paid-in capital	3,050,755	2,528,653
Accumulated deficit	(69,246,228)	(49,247,199)
Total stockholders' deficit	(66,185,284)	(46,708,367)
Total liabilities, preferred stock and stockholders’ deficit	$12,943,734	$7,736,152

See accompanying Notes to Financial Statements.

KNIGHTSCOPE, INC.

STATEMENTS OF OPERATIONS

	Year ended December 31,
	2020	2019
Revenue	$3,334,578	$3,025,303
Cost of services	4,633,561	4,632,863
Total gross loss	(1,298,983)	(1,607,560)

Operating expenses:
Research and development	3,244,684	3,083,695
Sales and marketing	7,310,083	3,495,806
General and administrative	2,788,021	1,883,060
Total operating expenses	13,342,788	8,462,561

Loss from operations	(14,641,771)	(10,070,121)

Other income (expense):
Interest expense, net	(2,259,108)	(2,103,111)
Change in fair value of warrant liabilities	(2,424,706)	284,751
Other expense, net	(11,008)	(68,386)
Total other income (expense)	(4,694,822)	(1,886,746)

Net loss before income tax expense	(19,336,593)	(11,956,867)
Income tax expense	(3,949)	(800)
Net loss	(19,340,542)	(11,957,667)
Preferred stock dividends	(658,487)	(338,913)
Net Loss Attributable to Common Stockholders	$(19,999,029)	$(12,296,580)
Basic and diluted net loss per common share	$(1.96)	$(1.21)
Weighted average shares used to compute basic and diluted net loss per share	10,189,000	10,179,000

See accompanying Notes to Financial Statements.

 KNIGHTSCOPE, INC.

STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2020	2019
Cash Flows From Operating Activities
Net loss	$(19,340,542)	$(11,957,667)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,353,892	1,464,045
Stock compensation expense	519,612	468,582
Proud Production warrant expense	-	104,983
Change in warrants fair value	2,424,706	(284,751)
Exchange of Series m-3 to m-4 Preferred Stock	-	900,002
Amortization of debt discount	974,215	237,687
Amortization of loan fees	-	11,893
Loss from damage of Autonomous Security Robots	59,575	74,222
Changes in operating assets and liabilities:
Accounts receivable	(218,695)	522,966
Prepaid expenses and other current assets	89,956	(91,137)
Other assets	100,128	(242,120)
Accounts payable	(736,155)	164,237
Accrued expenses	(269,081)	136,437
Deferred revenue	(35,068)	(339,485)
Other current and noncurrent liabilities	(91,074)	329,837
Deferred rent	-	(21,280)
Net cash used in operating activities	(15,168,531)	(8,521,549)

Cash Flows From Investing Activities
Autonomous Security Robots	(632,454)	(1,145,802)
Purchase of property and equipment	-	(16,822)
Net cash used in investing activities	(632,454)	(1,162,624)

Cash Flows From Financing Activities
Proceeds from Stock options exercise	2,500	-
Repayments of financing obligations	-	(4,153)
Proceeds from issuance of Series s Preferred Stock offering, net	21,530,382	2,976,575
Proceeds for the issuance of convertible notes, net of issuance costs	2,443,570	3,561,632
Principal repayments on loan payable	(2,850,394)	(949,606)
Proceeds from issuance of loans payable, net of origination costs	1,122,850	3,250,000
Net cash provided by financing activities	22,248,908	8,834,448
Net change in cash and cash equivalents	6,447,923	(849,725)
Cash, cash equivalents and restricted cash at beginning of year	708,674	1,558,399
Cash, cash equivalents and restricted cash at end of year	$7,156,597	$708,674
Supplemental Disclosure of Cash Flow Information
Cash paid for interest during the year	$769,174	$718,446
Cash paid for income taxes	$3,494	$800

Supplemental Disclosure of Non-Cash Financing and Investing Activities
Issuance of warrants for Preferred Stock	$946,096	$2,246,382
Conversion of Series m-3 to m-4 Preferred Stock	$-	$3,928,487
Autonomous Security Robots costs in accounts payables and accrued expenses	$58,688	$51,915

See accompanying Notes to Financial Statements.

KNIGHTSCOPE, INC.

STATEMENTS OF PREFERRED STOCK AND CHANGES IN STOCKHOLDERS’ DEFICIT

	Series m Preferred Stock		Series m-2 Preferred Stock		Series m-3 Preferred Stock		Series m-4 Preferred Stock		Series s Preferred Stock		Series A Preferred Stock		Series B Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-in-	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	Deficit	Total
Balance - December 31, 2018	5,339,215	$13,865,715	1,660,756	$4,982,268	1,449,543	$3,974,432	-	$-	348,637	$2,627,875	8,936,015	$3,865,155	4,653,583	$9,441,770	-	$-	10,179,000	$10,179	$2,060,071	$(36,950,619)	$(34,880,369)

Stock based compensation																			468,582		468,582

Issuance of Series s Preferred stock									433,233	2,976,575											-

Series m-3 exchange for Series m-4 shares					(1,432,786)	(3,928,487)	1,432,786	4,828,489													-

Series m-4 accrued dividend								338,913												(338,913)	(338,913)

Net loss																				(11,957,667)	(11,957,667)

Balance - December 31, 2019	5,339,215	13,865,715	1,660,756	4,982,268	16,757	45,945	1,432,786	5,167,402	781,870	5,604,450	8,936,015	3,865,155	4,653,583	9,441,770	-	-	10,179,000	10,179	2,528,653	(49,247,199)	(46,708,367)

Stock based compensation																			519,612		519,612

Issuance of Series s Preferred stock									2,949,378	21,530,382											-

Issuance of common stock upon exercise of stock option																	10,000	10	2,490		2,500

Series m-4 accrued dividend								658,487												(658,487)	(658,487)

Net loss																				(19,340,542)	(19,340,542)

Balance - December 31, 2020	5,339,215	$13,865,715	1,660,756	$4,982,268	16,757	$45,945	1,432,786	$5,825,889	3,731,248	$27,134,832	8,936,015	$3,865,155	4,653,583	$9,441,770	-	$-	10,189,000	$10,189	$3,050,755	$(69,246,228)	$(66,185,284)

See accompanying Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

NOTE 1: The Company and Summary of Significant Accounting Policies

Description of Business

Knightscope, Inc. (the “Company”), was incorporated on April 4, 2013 under the laws of the State of Delaware.

The Company designs, develops, builds, deploys, and supports advanced physical security technologies. The Knightscope solution to reducing crime combines the physical presence of our proprietary Autonomous Security Robots (“ASRs”) with real-time on-site data collection and analysis and a human-machine interface. Two of our ASRs, the outdoor “K5” and the indoor “K3”, autonomously patrol client sites without the need for remote control to provide a visible, force multiplying, physical security presence to help protect assets, monitor changes in the environment and deter crime. They gather real-time data using a large array of sensors. The data is accessible through the Knightscope Security Operations Center (“KSOC”), an intuitive, browser-based interface that enables security professionals to review events generated from “really smart mobile eyes and ears” to do their jobs more effectively.

Basis of Presentation and Liquidity

These financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles (“GAAP”), pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Since its inception, the Company has incurred significant operating losses and negative cash flows from operations which is principally the result of significant research and development activities related to the development and continued improvement of the Company’s ASRs (hardware and software).

Cash and cash equivalents on hand was $7.1 million as of December 31, 2020, compared to $0.6 million at December 31, 2019. The Company has historically incurred losses and negative cashflows from operations. As of December 31, 2020, the Company also had an accumulated deficit of approximately $69.2 million, working capital of $6.1 million and stockholders’ deficit of $66.2 million. The Company is dependent on additional fundraising in order to sustain its ongoing operations. On April 20, 2021, the Company secured up to $10 million in financing of Client Machine-as-a-Service (“MaaS”) subscriptions (See Note 10 – Subsequent Events). The Company’s Regulation A Offering terminated on April 21, 2021, generating additional cash proceeds, net of issuance costs, of $10.8 million year-to-date. In addition, the Company estimates an additional share issuance of 515,176 shares, representing gross proceeds of $5.1 million, based upon pending transactions at the termination of the Regulation A Offering. Without additional fundraising, typically and historically conducted on a rolling close basis, the Company will not be solvent after the third quarter of 2022. There can be no assurance that the Company will be successful in raising funds at levels sufficient to fund its future operations beyond the current cash runway. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce its operations or delay, scale back or discontinue the development of one or more of its platforms, seek alternative financing arrangements, declare bankruptcy or terminate its operations entirely. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern for a period of one year from the issuance date of these financial statements. Management’s plans include seeking additional financing activities such as issuances of equity, issuances of debt and convertible debt instruments. The Company’s projected cash flows are subject to various risks and uncertainties, and the unavailability or inadequacy of financing to meet future capital needs could force it to modify, curtail, delay, or suspend some or all aspects of its planned operations. Sales of additional equity securities by the Company could result in the dilution of the interests of existing stockholders. The Company will require significant additional financing and is pursuing opportunities to obtain additional financing in the future through private equity and/or debt financings. However, there can be no assurance that financing will be available when required in sufficient amounts, on acceptable terms or at all. These financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary in the event the Company can no longer continue as a going concern.

NOTE 1: The Company and Summary of Significant Accounting Policies (Continue)

Comprehensive Loss

Net loss was equal to comprehensive loss for years ended December 31, 2020 and 2019.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Specific accounts that require management estimates include, but are not limited to, estimating the useful lives of our ASRs and property and equipment, certain estimates required within revenue recognition, estimating fair values of Company’s common stock, share-based awards and warrant liabilities, inclusive of any contingent assets and liabilities. Actual results could differ from those estimates and such differences may be material to the financial statements.

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents in highly liquid instruments with, and in the custody of, financial institutions with high credit ratings.

Restricted Cash

The Company has restricted cash as a collateral for the Company’s corporate credit card program. As of December 31, 2020 and 2019, the carrying value of restricted cash was $0.1 million.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company limits the credit exposure of its cash and cash equivalent balances by maintaining its accounts in high credit quality financial institutions. Cash and cash equivalent deposits with financial institutions may occasionally exceed the limits of insurance on bank deposits; however, the Company has not experienced any losses on such accounts. As of December 31, 2020 and 2019, the Company had cash and cash equivalent balances exceeding FDIC insured limits by $6.8 million and $0.4 million, respectively.

The Company extends credit to Clients in the normal course of business and performs ongoing credit evaluations of its Clients. Concentrations of credit risk with respect to accounts receivable exist to the full extent of amounts presented in the financial statements. The Company does not require collateral from its Clients to secure accounts receivable.

Accounts receivable are derived from the rental of proprietary ASRs along with access to browser-based interface Knightscope Security Operations Center (“KSOC”). The Company reviews its receivables for collectability based on historical loss patterns, aging of the receivables, and assessments of specific identifiable Client accounts considered at risk or uncollectible and provides allowances for potential credit losses, as needed. The Company also considers any changes to the financial condition of its Clients and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. Based on these assessments, the Company determined that an allowance for doubtful accounts of $0.3 million on its accounts receivable balance as of December 31, 2020 was appropriate, however, in 2019 it was determined not to be necessary.

As of December 31, 2020, the Company had two Clients whose accounts receivable balances, including unbilled amounts, each totaled 10% or more of the Company’s total accounts receivable (29.82% and 21.33%) compared with four such Clients as of December 31, 2019 (15.3%, 14.6%, 13.5% and 12.6%).

For the year ended December 31, 2020, the Company had three Clients who individually accounted for 10% or more of the Company’s total Client revenue (21%, 15% and 10%) compared with two Clients for the year ended December 31, 2019 (18% and 16%).

NOTE 1: The Company and Summary of Significant Accounting Policies (Continue)

Autonomous Security Robots, net (“ASRs”)

ASRs consist of materials, ASRs in progress and finished ASRs. ASRs in progress and finished ASRs include materials, labor and other direct and indirect costs used in their production. Finished ASRs are valued using a discrete bill of materials, which includes an allocation of labor and direct overhead based on assembly hours. Depreciation expense on ASRs is recorded using the straight-line method over their estimated expected lives, which currently ranges from 3 to 4.5 years. Depreciation expense of finished ASRs included in research and development expense amounted to $82,878 and $14,049, depreciation expense of finished ASRs included in sales and marketing expense amounted to $69,983 and $86,415, and depreciation expense included in cost of services amounted to $1,156,896 and $1,298,393 for the years ended December 31, 2020 and 2019, respectively.

ASRs, net, consisted of the following:

	December 31,
	2020	2019
Raw materials	$596,841	$595,094
ASRs in progress	132,594	50,027
Finished ASRs	6,216,863	6,144,081
	6,946,298	6,789,202
Accumulated depreciation on Finished ASRs	(4,655,868)	(3,758,599)

ASRs, net	$2,290,430	$3,030,603

The components of the Finished ASRs, net as of December 31, 2020 are as follows:

ASRs on lease or available for lease	$4,821,933
Demonstration ASRs	603,926
Research and development ASRs	567,109

Charge boxes	223,895
6,216,863
Less: accumulated depreciation	(4,655,868)
Finished ASRs, net	$1,560,995

Property, Equipment and Software

Property, equipment and software, net is stated at cost less accumulated depreciation and amortization and is depreciated using the straight-line method over the estimated useful lives of the assets. Computer equipment, software and furniture, fixtures and equipment are depreciated over useful lives ranging from three to five years, and leasehold improvements are depreciated over the respective lease term or useful lives, whichever is shorter. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the balance sheet and any resulting gain or loss is reflected in the statements of operations in the period realized.

Property, equipment, and software, as of December 31, 2020 and 2019 are as follows:

	December 31
	2020	2019
Computer equipment	$51,922	$51,922
Software	8,185	8,185
Furniture, fixtures & equipment	313,759	313,759
Leasehold improvements	44,510	44,510
	418,376	418,376
Accumulated depreciation	(396,463)	(355,321)
Property, equipment and software, net	$21,903	$63,055

Depreciation and amortization expense on property, equipment and software included in research and development expenses amounted to $9,299 and $15,637, cost of services amounted to $25,848 and $36,903 and general and administrative expenses amounted to $7,300 and $9,586 as of December 31, 2020 and 2019, respectively. Depreciation and amortization expense relating to cost of services, research and development and sales and marketing was insignificant for all periods presented.

NOTE 1: The Company and Summary of Significant Accounting Policies (Continue)

Impairment of Long-Lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable from the estimated future cash flows expected to result from their use or eventual disposition. If estimates of future undiscounted net cash flows are insufficient to recover the carrying value of the assets, the Company will record an impairment loss in the amount by which the carrying value exceeds the fair value. If the assets are determined to be recoverable, but the useful lives are shorter than originally estimated, the Company will depreciate or amortize the net book value of the assets over the newly determined remaining useful lives. None of the Company’s ASRs or property and equipment was determined to be impaired as of December 31, 2020 and 2019. The Company did write off some of its damaged ASR’s resulting in a loss of $59,575 and $74,222 during the years ended December 31, 2020 and 2019, respectively.

Leases

The Company determines if a contract is a lease or contains a lease at the inception of the contract and reassesses that conclusion if the contract is modified. All leases are assessed for classification as an operating lease or a finance lease. Operating lease right-of-use (“ROU”) assets are presented separately on the Company's Balance Sheet. The Company does not have any finance lease ROU assets or liabilities. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The Company does not obtain and control its right to use the identified asset until the lease commencement date.

The Company’s lease liabilities are recognized at the applicable lease commencement date based on the present value of the lease payments required to be paid over the lease term. Because the rate implicit in the lease is not readily determinable, the Company generally uses its incremental borrowing rate to discount the lease payments to present value. The estimated incremental borrowing rate is derived from information available at the lease commencement date. The Company factors in publicly available data for instruments with similar characteristics when calculating its incremental borrowing rates. The Company's ROU assets are also recognized at the applicable lease commencement date. The ROU asset equals the carrying amount of the related lease liability, adjusted for any lease payments made prior to lease commencement and lease incentives provided by the lessor. Variable lease payments are expensed as incurred and do not factor into the measurement of the applicable ROU asset or lease liability.

The term of the Company's leases equals the non-cancellable period of the lease, including any rent-free periods provided by the lessor, and also include options to renew or extend the lease (including by not terminating the lease) that the Company is reasonably certain to exercise. The Company establishes the term of each lease at lease commencement and reassesses that term in subsequent periods when one of the triggering events outlined in Topic 842 occurs. Operating lease cost for lease payments is recognized on a straight-line basis over the lease term.

The adjustments due to the adoption of Topic 842 primarily related to the recognition of an operating lease right-of-use asset and corresponding operating lease liability for the Company’s leased properties. The Company’s operating lease right-of-use asset and liability were recognized at the adoption date of ASC 842 based on the present value of lease payments over the remaining lease term at the adoption date. In determining the net present value of lease payments, the Company used its incremental borrowing rate of 12% based on the information available, including remaining lease term, at the adoption date of ASC 842. As of December 31, 2020, the weighted-average remaining lease term was 2.7 years for the Company’s leased properties.

NOTE 1: The Company and Summary of Significant Accounting Policies (Continue)

There was no effect from the adoption of Topic 842 on the Company’s Statement of cash flows.

The Company's lease contracts often include lease and non-lease components. For facility leases, the Company has elected the practical expedient offered by the standard to not separate lease from non-lease components and accounts for them as a single lease component.

The Company has elected, for all classes of underlying assets, not to recognize ROU assets and lease liabilities for leases with a term of twelve months or less. Lease cost for short-term leases is recognized on a straight-line basis over the lease term.

Convertible Preferred Warrant Liabilities and Common Stock Warrants

Freestanding warrants to purchase shares of the Company’s preferred stock are classified as liabilities on the balance sheets at their estimated fair value because the underlying shares of preferred stock are contingently redeemable and, therefore, may obligate the Company to transfer assets at some point in the future. The preferred stock warrants are recorded at fair value upon issuance and are subject to remeasurement to their respective estimated fair values. At the end of each reporting period, changes in the estimated fair value of the preferred stock warrants are recorded in the statements of operations. The Company will continue to adjust the liability associated with the preferred stock warrants for changes in the estimated fair value until the earlier of the exercise or expiration of the preferred stock warrants, the completion of a sale of the Company or an IPO. Upon an IPO, the preferred stock warrants will convert into warrants to purchase common stock and any liabilities recorded for the preferred stock warrants will be reclassified to additional paid-in capital and will no longer be subject to remeasurement.

The Company issued common stock warrants in connection with the execution of a certain debt financing during the year ended December 31, 2015. Common stock warrants that are not considered derivative liabilities are accounted for at fair value at the date of issuance in additional paid-in capital. The fair value of these common stock warrants is determined using the Black-Scholes option-pricing model.

Revenue Recognition

The Company derives its revenues primarily from lease of proprietary ASRs along with access to the browser-based interface KSOC through contracts under the lease accounting that typically have a twelve (12) month term. In addition, the Company derives non-lease revenue items such as professional services related to ASRs’ deployments, special decals and training if any, recognized when control of these services is transferred to the Clients, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company determines revenue recognition through the following steps:

•	identification of the contract, or contracts, with a Client;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company recognizes revenue as follows:

ASR subscription revenue

ASR subscription revenue is generated from lease of proprietary ASRs along with access to the browser-based interface KSOC through contracts that typically have 12-month terms. These revenue arrangements adhere to lease accounting guidance and are classified as leases for revenue recognition purposes. Currently, all revenue arrangements qualify as operating leases where consideration allocated to the lease deliverables is recognized ratably over the lease term.

Other revenue

Other non-ASR related revenue such as deployment services, decals and training revenue is recognized when services are delivered.

NOTE 1: The Company and Summary of Significant Accounting Policies (Continue)

Cost of Services

Cost of services includes depreciation of the ASRs over the useful lives of the ASRs, labor and associated benefits incurred in the production and maintenance of the ASRs, data and communications fees, routine maintenance costs, shipping costs, and other direct costs incurred during assembly and deployment.

Deferred Revenues

In connection with the Company’s MaaS subscription for the Company’s ASRs, the Company’s standard billing terms are annual in advance. In these situations, the Company records the invoices as deferred revenue and amortizes the subscription amount when the services are delivered, which generally is a 12-month period. In addition, the Company refers certain transactions to Dimension, whereby Dimension advances the full value of the MaaS subscription to the Company, less a processing fee. The advanced payment is recorded in deferred revenue and amortized over the term of the subscription once the ASR is delivered to the deployment site.

The Company derives its revenue from the lease subscription of its proprietary ASRs along with access to its browser and mobile based software interface, KSOC. MaaS subscription agreements typically have a twelve (12) month term.

With the adoption of ASC 606 in January 2019, the Company estimates its revenue in the periods in which the licensee uses the licensed technology. Payments are received in the subsequent period.

The following table summarizes revenue by timing of recognition for the years ended:

	December 31, 2020	December 31, 2019
Point in time	$46,904	$34,834
Transferred over time	3,287,674	2,990,469
	$3,334,578	$3,025,303

Deferred revenue includes billings in excess of revenue recognized.  Revenue recognized at a point in time generally does not result in significant increases in deferred revenue.  Revenue recognized over a period generally results in a majority of the increases in deferred revenue as the performance obligations are fulfilled after the billing event.  Deferred revenue was as follows for the periods:

	December 31, 2020	December 31, 2019
Deferred revenue - short term	$521,585	$556,653
Revenue recognized in the 12 months ended related to amounts included in deferred revenue at the beginning of the period	$463,812	$816,860

Deferred revenue represents amounts invoiced to customers for contracts for which revenue has yet to be recognized based for subscription services to be delivered to our clients. Typically, the timing of invoicing is based on the terms of the contract.

Other revenue

Other non-ASR related revenue such as deployment services, decals, shipping, and training revenue is recognized when services are delivered.

NOTE 1: The Company and Summary of Significant Accounting Policies (Continue)

Shipping and Handling Costs

The Company classifies certain shipping and handling costs as cost of services in the accompanying statements of operations. The amounts classified as cost of services represent shipping and handling costs associated with the deployment or returns of the ASRs directly to or from Clients. Management believes that the classification of these shipping and handling costs as cost of services better reflects the cost of producing the ASRs and selling its services. Shipping and handling costs associated with the transportation of demonstration units shipped to sales personnel and Clients are recorded as sales and marketing expenses.

The shipping and handling costs recorded within cost of services totaled approximately $11,949 and $26,432 for the years ended December 31, 2020 and 2019, respectively. Shipping and handling costs recorded within sales and marketing totaled approximately $0 and $9,875 for the years ended December 31, 2020 and 2019, respectively.

Share-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation, which requires that the estimated fair value on the date of grant be determined using the Black-Scholes option pricing model with the fair value recognized over the requisite service period of the awards, which is generally the option vesting period. Stock-based awards made to nonemployees are measured and recognized based on the estimated fair value on the vesting date and are re-measured at each reporting period. The Company’s determination of the fair value of the stock-based awards on the date of grant, using the Black-Scholes option pricing model, is affected by the fair value of the Company’s common stock as well as other assumptions regarding a number of highly complex and subjective variables. These variables include but are not limited to the Company’s expected stock price volatility over the term of the awards, and actual and projected employee option exercise behaviors. Because there is insufficient historical information available to estimate the expected term of the stock-based awards, the Company adopted the simplified method of estimating the expected term of options granted by taking the average of the vesting term and the contractual term of the option. For awards with graded vesting, the Company recognizes stock-based compensation expense over the service period using the straight-line method, based on shares ultimately expected to vest. The Company recognizes forfeitures as they occur when calculating stock-based compensation for its equity awards.

Deferred Offering Costs

Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged against the net proceeds of the related stock issuances upon the completion of an offering or to expense if the offering is not completed or aborted.

Research & Development Costs

Research and development costs primarily consist of employee-related expenses, including salaries and benefits, share-based compensation expense, facilities costs, depreciation and other allocated expenses. Research and development costs are expensed as incurred.

Advertising Costs

Advertising costs are recorded in sales and marketing expense in the Company’s statements of operations as incurred. Advertising expense was $4.9 million and $2.1 million for the years ended December 31, 2020 and 2019, respectively.

NOTE 1: The Company and Summary of Significant Accounting Policies (Continue)

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. The Company measures deferred tax assets and liabilities using tax rates applicable to taxable income in effect for the years in which those tax assets are expected to be realized or settled and provides a valuation allowance against deferred tax assets when it cannot conclude that it is more likely than not that some or all deferred tax assets will be realized. The assessment requires significant judgment and is performed in each of the applicable taxing jurisdictions. Additionally, the Company assesses its uncertain tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Basic and Diluted Net Loss per Share

Net loss per share of common stock is computed using the two-class method required for participating securities based on their participation rights. All series of convertible preferred stock are participating securities as the holders are entitled to participate in common stock dividends with common stock on an as converted basis. Holders of Series m-4 Preferred Stock are entitled to receive cumulative dividends payable semi-annually in arrears at the rate per share of Series m-4 Preferred Stock equal to the Dividend Rate for the Series m-4 Preferred Stock, in each case subject to compliance with applicable law. Dividends to holders of Series m-4 Preferred Stock are paid in kind as a dividend of additional shares of Series m-4 Preferred Stock for each Dividend Period on the applicable Dividend Payment Date using a price per share equal to the original issue price, provided that the Company shall not issue any fractional shares of Series m-4 Preferred Stock. The holders of the Company’s convertible preferred stock, other than m-4 preferred stock, are also entitled to noncumulative dividends prior and in preference to common stock and do not have a contractual obligation to share in the losses of the Company. In accordance with the two-class method, earnings allocated to these participating securities, which include participation rights in undistributed earnings with common stock, are subtracted from net loss to determine net loss attributable to common stockholders upon their occurrence.

Basic net loss per share is computed by dividing net loss attributable to common stockholders (net adjusted for preferred stock dividends declared or accumulated) by the weighted average number of common shares outstanding during the period. All participating securities are excluded from basic weighted-average shares outstanding. In computing diluted net loss attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing net loss attributable to common stockholders by diluted weighted-average shares outstanding, including potentially dilutive securities, unless anti-dilutive. Potentially dilutive securities that were excluded from the computation of diluted net loss per share consist of the following:

	December 31,
	2020	2019
Series A Preferred Stock (convertible to Class B common stock)	8,936,015	8,936,015
Series B Preferred Stock (convertible to Class B common stock)	4,653,583	4,653,583
Series m Preferred Stock (convertible to Class A common stock)	5,339,215	5,339,215
Series m-2 Preferred Stock (convertible to Class B common stock)	1,660,756	1,660,756
Series m-3 Preferred Stock (convertible to Class A common stock)	16,757	16,757
Series m-4 Preferred Stock (convertible to Class A common stock)	1,432,786	1,432,786
Series S Preferred Stock (convertible to Class A common stock)	3,731,248	781,870
Warrants to purchase common stock (convertible to Class B common stock)	121,913	121,913
Warrants to purchase Series B Class B Preferred Stock	53,918	53,918
Warrants to purchase of Series m-1 Class A Preferred Stock	266,961	266,961
Warrants to purchase of Series m-3 Class A Preferred Stock	1,432,786	1,449,543
Warrants to purchase of Series S Class A Preferred Stock	2,525,714	2,037,000
Convertible Notes	1,282,143	596,667
Stock options	9,019,814	9,029,814
Total potentially dilutive shares	40,473,609	36,376,798

As all potentially dilutive securities are anti-dilutive as of December 31, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each year.

NOTE 1: The Company and Summary of Significant Accounting Policies (Continue)

Accounting Pronouncements Adopted in 2020

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurements, which expands the disclosure requirements for Level 3 fair value measurements and expands disclosures for entities that calculate net assets value. This amendment is applicable to all public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company adopted this update effective fiscal first quarter of 2020. The adoption of this amendment did not have a material impact on the Company’s financial statements or disclosures.

In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Client's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This amendment is applicable to all public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company adopted this guidance in 2020 and the implementation of this amendment did not have a material impact on its financial statements or disclosures.

Recent Accounting Pronouncements Not Yet Effective

In June 2016, the FASB released ASU 2016-13, “Financial Instruments – Credit Losses.” The amendment revises the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in more timely recognition of losses on financial instruments, including but not limited to available-for-sale debt securities and accounts receivable.  ASU 2016-03 is effective for fiscal years for public business entities beginning after December 15, 2022. The Company is currently in the process of evaluating the impact of adoption on its financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles for income taxes. This amendment is applicable to all public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of adoption on its financial statements.

In August 2020, the FASB issued ASU No. 2020-16, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40). The update is to simplify the accounting for convertible instruments by removing certain separation models in Subtopic 470-20. This amendment is applicable to all public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the impact of adoption on its financial statements.

NOTE 2: Fair Value Measurement

The Company determines the fair market values of its financial instruments based on the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The following are three levels of inputs that may be used to measure fair value:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities. The Company considers a market to be active when transactions for the asset occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The valuation of Level 3 investments requires the use of significant management judgments or estimation.

In certain cases where there is limited activity or less transparency around inputs to valuation, securities are classified as Level 3. Level 3 liabilities that are measured at fair value on a recurring basis consist of the convertible preferred stock warrant liabilities. The inputs used in estimating the fair value of the warrant liabilities are described in Note 4 -- Capital Stock and Warrants.

The following tables summarize, for each category of assets or liabilities carried at fair value, the respective fair value as of December 31, 2020 and 2019 and the classification by level of input within the fair value hierarchy:

	Total	Level 1	Level 2	Level 3
December 31, 2020
Assets
Cash equivalents and restricted cash:
Money market funds	$4,522,664	$4,522,664	$-	$-
Liabilities
Warrant liability – Series B Preferred Stock	$87,586	$-	$-	$87,586
Warrant liability – Series m-1 Preferred Stock	$315,159	$-	$-	$315,159
Warrant liability – Series m-3 Preferred Stock	$1,219,280	$-	$-	$1,219,280
Warrant liability – Series s Preferred Stock	$3,995,255	$-	$-	$3,995,255

	Total	Level 1	Level 2	Level 3
December 31, 2019
Assets
Cash equivalents and restricted cash:
Money market funds	$101,631	$101,631	$-	$-
Liabilities
Warrant liability – Series B Preferred Stock	$18,133	$-	$-	$18,133
Warrant liability – Series m-1 Preferred Stock	$43,212	$-	$-	$43,212
Warrant liability – Series m-3 Preferred Stock	$196,236	$-	$-	$196,236
Warrant liability – Series s Preferred Stock	$1,988,897	$-	$-	$1,988,897

During the years ended December 31, 2020 and 2019, there were no transfers between Level 1, Level 2, or Level 3 assets or liabilities reported at fair value on a recurring basis and the valuation techniques used did not change compared to the Company’s established practice.

The following table sets forth a summary of the changes in the fair value of Company’s Level 3 financial liabilities during the years ended December 31, 2020 and 2019, respectively, which were measured at fair value on a recurring basis:

Warrant Liability
Balance as of December 31, 2018	$284,848
Initial fair value of Series s Preferred Stock warrants	2,246,382
Revaluation of Series B, m-1, m-3 and s Preferred Stock warrants	(284,752)
Balance as of December 31, 2019	2,246,478
Initial fair value of Series s Preferred Stock warrants	946,096
Revaluation of Series B, m-1, m-3 and s Preferred Stock warrants	2,424,706
Balance as of December 31, 2020	$5,617,280

NOTE 3:  Debt Obligations

Term Loan Agreement

In May 2018, the Company entered into a term loan agreement which allowed for individual term loans to be drawn in amounts totaling up to $3,500,000 until January 10, 2019 (the “Loan Agreement”). Each individual term loan called for 18 equal monthly payments of principal plus accrued interest which would fully amortize the term loan. Outstanding borrowings under the term loan agreement bear interest at 1.75% above the prime rate per annum. Only one individual term loan in the amount of $425,000 was drawn by the Company in May 2018. The loan was fully repaid in February 2019.

A warrant for 77,413 shares of Common B Stock was also issued to the lender in conjunction with the Loan Agreement and remains outstanding as of December 31, 2020.

Financing Arrangement

On February 28, 2019 the Company entered into a financing arrangement with Farnam Street Financial (“Farnam”) for $3,000,000 (“Financing Arrangement”). Under the Financing Arrangement, the Company collateralized fifty (50) ASRs and has an initial repayment period of two years for a monthly payment of $121,129 per month plus tax and an option to purchase these ASRs back for $1,350,000 plus tax or, at the end of the two year period (March 2021) the Company can elect to extend the repayment period for an additional year at a monthly payment of $66,621 per month plus tax with a final payment of $600,000 plus tax at the end of the additional year. The Financing Arrangement was subsequently amended to defer certain monthly payments due in 2020 – see Note 10 – Subsequent Events. The effective interest rate under the two and three-year repayment periods is 35% and 31%, respectively. The Company accounts for this Financing Arrangement with Farnam by accreting the financing amount using the effective interest rate and assuming repurchase option taking place in March 2021. Interest expense on the Farnam Financing Arrangement during the year ended December 31, 2020 and December 31, 2019 were $595,203 and $688,378, respectively. The Financing Arrangement with Farnam was terminated and settled in November 2020, with no subsequent payments due to Farnam. The final payment to Farnam consisted of the aggregate amount of remaining payments due through March 2021 and a reduced equipment purchase amount of $1,000,000 plus tax.

Convertible Note Financing

On April 30, 2019 the Company signed a Note and Warrant Purchase Agreement under the form of which the Company can issue up to $15,000,000 of convertible promissory notes and warrants to purchase up to 3,000,000 shares of Series S Preferred Stock (20% warrant coverage) (the “Convertible Note Financing”). Pursuant to the terms of the Convertible Note Financing, the Company became obligated, to the same group of Convertible Note Financing investors, to exchange their outstanding shares of Series m-3 Preferred Stock for the newly authorized shares of Series m-4 Preferred stock upon the closing of at least $1,000,000 in aggregate principal amount of convertible promissory notes under the Convertible Note Financing. Warrants to purchase shares of Series S Preferred Stock of the Company were also issued to investors who invested in the Convertible Note Financing. The warrants to purchase shares of Series S Preferred Stock have an exercise price of $4.50 per share and expire on the earlier of December 31, 2021 or 18 months after the closing of the Company’s first firm commitment underwritten initial public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act. The convertible promissory notes have a maturity date of January 1, 2022, provide for payment of accrued interest at a rate of 12% per annum upon the maturity date, are generally the most senior company security (subject to limited subordination carve-outs) and provide for significant discounts upon a qualified financing or an initial public offering, and for a premium upon a change of control. As of December 31, 2020, the Company had issued convertible notes in the aggregate principal amount of $5,128,570. Interest expense on the Convertible Note Financing during the year ended December 31, 2020 was $512,656. Warrants for the purchase of 294,264 shares of Series S Preferred Stock were also issued and accrued for, to the holder of the convertible notes and were recorded as a reduction to the convertible notes balance as a debt issuance cost and is being amortized to interest expense over the term of the loan (see Note 4 – Capital Stock and Warrants) using the effective interest method. As of December 31, 2020, total Convertible Notes receipts of $5,128,570 were offset by $1,921,641 of Convertible Note financing issuance costs related to Series S Preferred Stock warrants. The Convertible Note automatically converts under various scenarios including a qualified financing or initial public offering. As of January 1, 2020, the Convertible Note is convertible at the investors’ option at prices as follows: (i) on or before June 30, 2020, $4.50 per share; (ii) after June 30, 2020, but on or before December 31, 2020, $4.00 per share; (iii) after December 31, 2020, but on or before June 30, 2021, $3.50 per share; and (iv) after June 30, 2021, $2.50 per share.

On December 9, 2019, the Company entered into a Financing Arrangement with Reliant Funding (“December 2019 Financing Arrangement”) to receive $250,000 to be repaid in sixty-three (63) equal payments of a $4,599 per business day over approximately three months. The annual effective interest rate of this December 2019 Financing Arrangement was 37%. The loan was paid off on March 11, 2020.

On March 19, 2020, the Company entered into a Financing Agreement with Wall Street Funding (“March 2020 Financing Arrangement”). Under the March 2020 Financing Arrangement, The Company received $300,000 which was repaid over one hundred (100) equal payments of $4,080 payable each business day. The effective interest rate under this repayment period is 419%. The loan was paid off on August 07, 2020.

NOTE 3: Debt Obligations (Continue)

The Paycheck Protection Program (“PPP”) was established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and is administered by the U.S. Small Business Administration (“SBA”). On April 24, 2020, the Company, entered into a promissory note evidencing an unsecured loan in the aggregate amount of approximately $822,851 made to Knightscope under the PPP (the “PPP Loan”). The PPP Loan to Knightscope is being made through Fresno First Bank. The interest rate on the PPP Loan is 1.00% and the term is two years. In accordance with the updated Small Business guidance, the PPP Loan was modified so that, beginning ten months from the date of the PPP Loan, the Company is required to make monthly payments of principal and interest. The promissory note evidencing the PPP Loan contains customary events of default relating to, among other things, payment defaults or breaching the terms of the PPP Loan documents. The occurrence of an event of default may result in the repayment of all amounts outstanding, collection of all amounts owing from Knightscope, or filing suit and obtaining judgment against Knightscope. Under the terms of the CARES Act, PPP Loan recipients can apply for and be granted forgiveness for all or a portion of the loan granted under the PPP. Such forgiveness will be determined, subject to limitations, based on the use of loan proceeds for payment of payroll costs and any payments of mortgage interest, rent, and utilities. No assurance is provided that the Company will obtain forgiveness of the PPP Loan in whole or in part.

In October 2020, the Company was notified that the terms of its PPP Loan with Fresno First Bank were modified. The amount of time that the Company had to spend the proceeds of the PPP Loan (the “covered period”) was extended from 8 weeks to 24 weeks. The date to begin repaying unforgiven portions of the PPP Loan was also extended from six months after the funding date to up to 10 months after the end of the covered period (approximately 16 months from the funding date) depending on when the Company applies for forgiveness. The SBA will also cover interest on the forgiveness portion of the loan during this period. There was no change to the maturity date of the loan. All PPP Loans must be repaid or forgiven within two years after the funding date. The Company submitted its PPP Loan forgiveness application to the SBA in January 2021. However, no assurance can be given that the PPP Loan will be forgiven.

The amortized carrying amount of our debt obligations consists of the following:

	December 31,
	2020	2019
Farnam arrangement	$-	$2,351,981
Convertible notes, net of fees and discount	3,756,018	1,746,946
PPP Loan	822,851	198,413
Capital lease obligation	-	-
Total debt	4,578,869	4,297,340
Less: current portion of debt obligations	-	(1,034,423)
Non-current portion of debt obligations	$4,578,869	$3,262,917

NOTE 4: Capital Stock and Warrants

In May 2019, the Company amended and restated its Certificate of Incorporation. As of June 30, 2019, the Company was authorized to issue three classes of $0.001 par value stock consisting of Class A common stock (“Class A Common Stock”), Class B common stock (“Class B Common Stock”) and Preferred Stock totaling 187,405,324 shares. The total number of shares the Company has the authority to issue under each class consists of common stock designated as 114,000,000 shares of Class A Common Stock and 30,000,000 shares of Class B Common Stock, 43,405,324 shares of $0.001 par value Preferred Stock, with Preferred Stock designated as 8,936,015 shares of Series A Preferred Stock (“Series A Preferred Stock”), 4,707,501 shares of Series B Preferred Stock (“Series B Preferred Stock”), 6,666,666 shares of Series m Preferred Stock (“Series m Preferred Stock”), 333,334 shares of Series m-1 Preferred Stock (“Series m-1 Preferred Stock”), 1,660,756 shares of Series m-2 Preferred Stock (“Series m-2 Preferred Stock”), 3,490,658 shares of Series m-3 Preferred Stock (“Series m-3 Preferred Stock”), 13,108,333 shares of Series S Preferred Stock (“Series S Preferred Stock”) and 4,502,061 shares of Series m-4 Preferred Stock (“Series m-4 Preferred Stock”).

Preferred Stock

Other than a change of control or in a liquidation, dissolution or winding up of the Company whether voluntary or involuntary or upon the occurrence of a deemed liquidation event, the preferred stock is non-redeemable. As a result of the liquidation preference, the preferred stock was not classified as part of stockholders’ deficit in the accompanying balance sheets in accordance with ASC 480-10-S99, SEC Materials. The Company has excluded all series of preferred stock from being presented within stockholders’ deficit in the accompanying balance sheets due to the nature of the liquidation preferences.

Effective December 23, 2016, the Company was qualified by the SEC to offer up to 6,666,666 shares of Series m Preferred Stock to accredited and non-accredited investors in an offering pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”). The offering commenced in January 2017 for up to $20 million of the Company’s Series m Preferred Stock pursuant to Regulation A at a price of $3.00 per share and closed at the end of 2017. The Company received net proceeds of approximately $18.2 million from the sale of its Series m Preferred Stock through the Regulation A offering as well as from private placement transactions through December 31, 2017. The Company entered into Series m-3 Preferred Stock Purchase Agreements with certain purchasers pursuant to which the Company issued and sold directly to the purchasers an aggregate of 1,038,571 and 410,972 shares of the Company’s Series m-3 Preferred Stock in December 2017 and year ended 2018, respectively, par value $0.001 per share, at a price of $3.50 per share. The Company received net proceeds of approximately $3.6 million and $1.4 million in December 2017 and the year ended 2018, respectively.

In January and February 2018, the Company converted 1,327,423 shares of Series m Preferred Stock into shares of Series m-2 Preferred Stock at a 1:1 conversion ratio. In January 2018, the Company issued 333,333 shares of Series m-2 Preferred Stock, par value $0.001 per share, at a price of $3.00 per share.

On July 11, 2018, the Company commenced an offering of up to $50 million of its Series S Preferred Stock pursuant to Regulation D and Regulation S to raise additional capital for operations (the “Regulation D Offering”). The Company is offering to sell up to 6,250,000 shares of Series S Preferred Stock, which are convertible into shares of Class A Common Stock, at a price of $8.00 per share. Consistent with prior financings by the Company, the Regulation D Offering has been conducted with rolling closes, and such closes may continue for another 6 to 15 months. As of December 31, 2019, the Company has raised approximately $3.8 million through the Regulation D Offering, of which $1.0 million was received during year ended December 31, 2019. Issuance costs related to Regulation D Offering were $0.3 million as of December 31, 2019.

NOTE 4: Capital Stock and Warrants (Continue)

On May 21, 2019 the Company filed an offering statement in connection with a proposed offering of up to $50 million of its Series S Preferred Stock pursuant to Regulation A of the Securities Act, to raise additional capital for operations (the “2019 Regulation A

Offering”). The offering statement was qualified by the Securities and Exchange Commission on July 22, 2019 and the Company commenced the 2019 Regulation A Offering shortly thereafter. Consistent with prior financings by the Company, the 2019 Regulation A Offering was conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering. For clarity, the 2019 Regulation A Offering was conducted simultaneously with the Regulation D Offering for aggregate proceeds of $50 million. As of December 31, 2020, the Company has raised $26 million from this Regulation A offering, offset by $2.6 million issuance costs.

On June 15, 2020 the Company filed an offering statement in connection with a proposed offering of up to $25 million of its Series S Preferred Stock pursuant to Regulation A of the Securities Act, to raise additional capital for operations (the “2020 Regulation A Offering”). The offering statement was qualified by the Commission on October 21, 2020 and the Company commenced the 2020 Regulation A Offering shortly thereafter. Consistent with prior financings by the Company, the 2020 Regulation A Offering was conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering. For clarity, the 2020 Regulation A Offering was conducted simultaneously with the Regulation D Offering for aggregate proceeds of $50 million. As of December 31, 2020, the Company had raised approximately $2.5 million from the 2020 Regulation A Offering.   The 2020 Regulation A Offering terminated on April 21, 2021. Please refer to Note 10 - Subsequent Events, for additional information.

In June 2019, the Company issued to the same group of Convertible Note Financing investors, 1,432,786 shares of its Series m-4 Preferred Stock in exchange for 1,432,786 shares of its shares of Series m-3 Preferred Stock. The Series m-4 Preferred Stock has a senior liquidation preference to all other Preferred Stock and Common Stock of the Company, has an accruing payment in kind dividend of 12%, in the form of m-4 Preferred shares, and has certain other preferential rights, including voting rights. Due to higher seniority and different terms of Series m-4 Preferred Stock compared to Series m-3 Preferred Stock, this exchange resulted in an increase in fair value of Series m-4 Preferred Stock exchanged from Series m-3 Preferred Stock of $900,002 that was recorded as interest expense on the exchange date.

All classes of preferred stock have a par value of $0.001 per share.

The following tables summarize convertible preferred stock authorized and issued and outstanding as of December 31, 2020:

		Shares	Proceeds Net	Aggregate
	Shares	Issued and	of Issuance	Liquidation
	Authorized	Outstanding	Costs	Preference
Series A Preferred Stock	8,936,015	8,936,015	$3,865,155	$7,981,649
Series B Preferred Stock	4,707,501	4,653,583	9,441,770	9,493,775
Series m Preferred Stock	6,666,666	5,339,215	13,865,715	16,017,645
Series m-1 Preferred Stock	333,334	-	-	-
Series m-2 Preferred Stock	1,660,756	1,660,756	4,982,268	4,982,268
Series m-3 Preferred Stock	3,490,658	16,757	45,945	58,650
Series m-4 Preferred Stock	4,502,061	1,432,786	4,828,488	10,029,502
Series S Preferred Stock	13,108,333	3,731,248	27,134,832	30,355,986
	43,405,324	25,770,360	$64,164,173	$78,919,475

Conversion Rights

Each share of Series A Preferred Stock, Series B Preferred Stock and Series m-2 Preferred Stock (collectively known as “Super Voting Preferred Stock”) is convertible at the option of the holder at any time after the date of issuance of those shares into fully paid non-assessable shares of Class B Common Stock at the then-applicable conversion rate. Each share of Series m, Series m-1, Series m-3, Series m-4 and Series S Preferred Stock (collectively known as “Ordinary Preferred Stock”) is convertible at the option of the holder at any time after the date of issuance of such shares into fully paid non-assessable shares of Class A Common Stock at the then-applicable conversion rate. Both Super Voting Preferred Stock and Ordinary Preferred Stock will be automatically converted into fully paid non-assessable shares of Class A Common Stock (i) immediately prior to an IPO, or (ii) upon receipt by the Company of a written request for such conversion from the holders of a majority of the preferred stock then outstanding and voting as a single class on an as-converted basis other than the Series m-4 Preferred Stock then outstanding, or (iii) with respect to the Series m-4 Preferred Stock, upon the receipt by the Company of a written request for such conversion from the holders of a majority of the Series m-4 Preferred Stock then outstanding. The stock will convert in the same manner as a voluntary conversion.

NOTE 4: Capital Stock and Warrants (Continue)

Voting Rights

Super Voting Preferred stockholders vote on an as converted to Class B Common Stock basis and Class B Common Stock are entitled to ten votes for each share of Class B Common Stock held. Ordinary Preferred stockholders are entitled to one vote for each share of Class A Common Stock held. Class A and Class B Common stockholders vote together as one class on all matters. The holders of the preferred stock, the Class A Common Stock and Class B Common Stock vote together and not as separate classes.

Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of common stock.

William Santana Li, the Chief Executive Officer and sole director of the Company, holds the Voting Proxy to vote substantially all of the shares of the Company’s Series m-4 Preferred Stock, and the stock issued upon the conversion of warrants to purchase all of the shares of the Company’s Series m-3 Preferred Stock and upon the conversion of warrants to purchase shares of the Company’s Series S Preferred Stock, and the stock issuable upon conversion of the convertible promissory notes issued as part of the Convertible Note Financing, in each case to the extent that such shares are held by participants in the Convertible Note Financing.

Dividends Rights

In any calendar year, the holders of outstanding shares of Preferred Stock are entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the dividend rate specified for such shares of Preferred Stock payable in preference and priority to any declaration or payment of any distribution on Common Stock of the Company in such calendar year. Except the PIK dividends described below, the right to receive dividends on shares of Preferred Stock is not cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared or paid.

Holders of Series m-4 Preferred Stock are entitled to receive cumulative dividends payable semi-annually in arrears with respect to each dividend period ending on and including the last calendar day of each six-month period ending March 31 and September 30, respectively at an annual rate of $0.42 per share in the form of Series m-4 Preferred Stock (“PIK Dividends).

The Company has no obligation to pay any dividends other than the PIK Dividends to the holders of Series m-4 Preferred Stock, except when, as and if declared by the Board of Directors out of any assets at the time legally available therefor or as otherwise specifically provided in its amended and restated certificate of incorporation. No distribution will be made with respect to the other series of Preferred Stock or Common Stock until all declared or accrued but unpaid dividends on the Series m-4 Preferred Stock have been paid or set aside for payment to the Series m-4 Preferred Stockholders.

No distributions shall be made with respect to the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock, the Series m-2 Preferred Stock, Series A Preferred Stock or Series m-3 Preferred Stock unless dividends on the Series S Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared dividends on the Series S Preferred Stock have been paid or set aside for payment to the Series S Preferred Stockholders.

No distributions shall be made with respect to the Series A Preferred Stock or Series m-3 Preferred Stock unless dividends on the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared dividends on the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock have been paid  or set aside for payment to the Series B Preferred Stockholders, the Series m Preferred Stockholders, the Series m-1 Preferred Stockholders and the Series m-2 Preferred Stockholders, as applicable.

No distributions shall be made with respect to the Series m-3 Preferred Stock unless dividends on the Series A Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared dividends on the Series A Preferred Stock have been paid or set aside for payment to the Series A Preferred Stockholders.

No distributions shall be made with respect to the Common Stock unless dividends on the Series m-3 Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared dividends on the Series m-3 Preferred Stock have been paid or set aside for payment to the Series m-3 Preferred Stockholders.

NOTE 4: Capital Stock and Warrants (Continue)

The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to receive Liquidation Distributions

In the event of any Liquidation Event, as defined in the Company’s amended and restated certificate of incorporation (which includes the liquidation, dissolution, merger, acquisition or winding up of the Company), the holders of the Series m-4 Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the other series of Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series m-4 Preferred Stock held by them equal to the greater of (A): the sum of (i) the Liquidation Preference specified for such share of Series m-4 Preferred Stock, and (ii) all accrued but unpaid PIK Dividends (if any) on such share of Series m-4 Preferred Stock, whether or not declared, or (B) the consideration that such Holder would receive in the Liquidation Event if all shares of Series m-4 Preferred Stock were converted to Class A Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series m-4 Preferred Stock, where for purposes of (B) such Holder is deemed to hold, in addition to each of its shares of Series m-4 Preferred Stock, any additional shares of Series m-4 Preferred Stock that constitute all accrued but unpaid PIK Dividends, whether or not declared. If upon the Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series m-4 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series m-4 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive. The Series m-4 Preferred Stock has a $7 per share liquidation preference, which is 2x its original issue price.

The holders of the Series S Preferred Stock are entitled to receive, after distributions to Series m-4 Preferred stockholders and prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A Preferred Stock, Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock, Series m-2 Preferred Stock, Series m-3 Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series S Preferred Stock held by them equal to the greater of (A): the sum of (i) $8.00 per share of Series S Preferred Stock, and (ii) all declared but unpaid dividends (if any) on such share of Series S Preferred Stock, or (B) the amount such Holder would receive if all shares of Series S Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series S Preferred Stock. If upon the Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series S Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series S Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

The holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock shall be entitled to receive, after distributions to Series m-4 and Series S Preferred stockholders and prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A Preferred Stock, Series m-3 Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock held by them equal to the greater of (A): the sum of (i) $2.0401 per share of Series B Preferred Stock, $3.00 per share of Series m Preferred Stock, $3.00 per share of Series m-1 Preferred Stock or $3.00 per share of Series m-2 Preferred Stock, as applicable, and (ii) all declared but unpaid dividends (if any) on such share of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock or Series m-2 Preferred Stock, as applicable, or (B) the amount such Holder would receive if all shares of the applicable series of Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock and Series m-2 Preferred Stock, voting together as a single class. If upon the Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

The holders of Series A Preferred Stock are entitled to receive, after distributions to Series m-4, Series S, Series B, Series m, Series m-1 and Series m-2 Preferred Stock and prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock or Series m-3 Preferred Stock by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the greater of: (A) the sum of (i) $0.8932 per share of Series A Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Series A Preferred Stock, or (B) the amount such Holder would receive if all shares of Series A Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series A Preferred Stock. If upon a Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

NOTE 4: Capital Stock and Warrants (Continue)

The holders of Series m-3 Preferred Stock are entitled to receive, after distributions to Series m-4, Series S, Series B, Series m, Series m-1 and Series m-2, and Series A Preferred Stock and prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock by reason of their ownership of such stock, an amount per share for each share of Series m-3 Preferred Stock held by them equal to the greater of (A): the sum of (i) the $3.50 per share of Series m-3 Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Series m-3 Preferred Stock, or (B) the amount such Holder would receive if all shares of Series m-3 Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series m-3 Preferred Stock. If upon a Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series m-3 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series m-3 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

After payment of all liquidation preferences to the holders of the Preferred Stock, as outlined below, all remaining assets of the Company legally available for distribution shall be distributed pro rata to the holders of the common stock, without any participation in such liquidation by the Preferred Stock. Our amended and restated certificate of incorporation explicitly requires that before any shares of Preferred Stock are converted into common stock, the relevant holder’s right to liquidation preference be surrendered, in order to prevent treatment of shares as both Preferred Stock and common stock for the purpose of distributions of assets upon a Liquidation Event.

Preemptive Rights

The Company has granted one investor in its Series m Preferred Stock financing the right to invest up to their pro rata share on a fully-diluted basis in the offerings of securities of the Company. The combined pro-rata rights of such stockholder immediately prior to the filing of the Offering Statement is less than 1% of the fully-diluted capitalization of the Company.

Common Stock

Each share of Class B Common Stock is convertible into one fully paid and non-assessable share of Class A Common Stock at the option of the holder at any time. Each share of Class B Common Stock will automatically convert into one fully paid and non-assessable share of Class A Common Stock upon the sale, assignment, transfer or disposition of the share or any interest in the share.

Warrants

On January 16, 2018, March 16, 2018, and June 20, 2018, the Company issued warrants in connection with the Company’s Series m-3 financing to purchase an aggregate of 394,215 shares of the Company’s Series m-3 Preferred Stock. The warrants have an exercise price of $4.00 per share and expire on the earlier of: a) two years from the date of the warrant; b) the acquisition of the Company by another entity by means of any transaction or series of transactions to which the Company is a party or sale, lease or disposition of all or substantially all of the assets of the Company, or c) immediately prior to the closing of an initial public offering pursuant to an effective registration statement filed under the Securities Act covering the offering and sale of the Company’s common stock. The warrants issued qualify as liability instruments as the warrants are exercisable into Series m-3 Preferred Stock which are redeemable upon a change of control or any liquidation or winding up of the Company whether voluntary or involuntary. The warrants have been classified as a noncurrent liability on the Company's balance sheets and were recorded as a component of the issuance costs related to the Series m-3 Preferred Stock. The Series m-3 warrant is valued at market at the end of every reporting period until the warrant is exercised or expires with the change in fair value being recorded in other income/(expense) on the Company’s statements of operations.

In connection with the Loan Agreement entered into in May 2018 (see Note 3 – Debt Obligations), the Company issued a warrant to purchase 77,413 shares of Class B Common Stock. The warrant has an exercise price of $1.26 per share and expires on the earlier of ten years from the date of the warrant and is subject to automatic conversion if the fair value of the Company’s stock exceeds the exercise price as of the expiration date. The Company determined the fair value of this warrant using the Black-Scholes option pricing model. The fair-value of the Series B warrant of $79,645 was recorded as a discount to the underlying loan at the execution date of the Loan Agreement resulting in the recognition of interest expense in the amount of $35,736 during the year ended December 31, 2018.

NOTE 4: Capital Stock and Warrants (Continue)

On April 30, 2019 the Company signed a Note and Warrant Purchase Agreement under the form of which the Company can issue up to $15,000,000 of convertible promissory notes and warrants to purchase up to 3,000,000 shares of Series S Preferred Stock (20% warrant coverage) (the “Convertible Note Financing”). Pursuant to the terms of the Convertible Note Financing, the Company became obligated to exchange its outstanding shares of Series m-3 Preferred Stock for the newly authorized shares of Series m-4 Preferred stock upon the closing of at least $1,000,000 in aggregate principal amount of convertible promissory notes under the Convertible Note Financing. Warrants to purchase shares of Series S Preferred Stock of the Company were also issued to investors who invested in the Convertible Note Financing. The warrants to purchase shares of Series S Preferred Stock have an exercise price of $4.50 per share and expire on the earlier of December 31, 2021 or 18 months after the closing of the Company’s first firm commitment underwritten initial public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act. As of December 31, 2020, the Company had issued and accrued warrants to purchase up to 1,025,714 shares of Series S Preferred Stock. These warrants issued qualify as liability instruments as the warrants are exercisable into Series S Preferred Stock which are redeemable upon a change of control or any liquidation or winding up of the Company whether voluntary or involuntary. The warrants have been classified as a noncurrent liability on the Company's balance sheets and were recorded as a component of the issuance costs related to Convertible Note. The Series S warrant is valued at market at the end of every reporting period until the warrant is exercised or expires with the change in fair value being recorded in other income/(expense) on the Company’s statements of operations.

Pursuant to the terms of the Convertible Note Financing, the Company became obligated to exchange certain of its outstanding shares of Series m-3 Preferred Stock for the newly authorized shares of Series m-4 Preferred Stock. On June 10, 2019, the Company issued 1,432,786 shares of its Series m-4 Preferred Stock in exchange for 1,432,786 shares of its shares of Series m-3 Preferred Stock.

On July 23, 2019, the Company issued a warrant to purchase 1,500,000 shares of its Series S Preferred Stock, par value $0.001 per share (the “Warrant”), to Proud Productions LLC (“Proud”) pursuant to the terms of a Distribution Assignment and Warrant Purchase Agreement, dated as of July 22, 2019 (the “Purchase Agreement”). The Warrant is exercisable at $8.00 per share beginning July 24, 2021 and expiring on July 31, 2024. The Warrant was issued in connection with an upcoming television series to be produced by Proud featuring the Company’s products (the “Series”). Discussions have also involved other potential revenue streams and opportunities relating to the Series.

A summary of the Company’s outstanding warrants as of December 31, 2020 is as follows:

Number of warrants	Class of shares	Exercise price	Expiration date
44,500	Common B	$0.2500	April 10, 2025
77,413	Common B	$1.2600	May 23, 2028
53,918	Series B Preferred Stock	$2.0401	November 7, 2026
266,961	Series m-1Preferred Stock	$3.0000	December 23, 2021
1,432,786	Series m-3 Preferred Stock	$4.0000	December 31, 2021
1,025,714	Series S Preferred Stock	$4.5000	December 31, 2021
1,500,000	Series S Preferred Stock	$8.0000	July 31, 2024

Common Stock Reserved for Future Issuance

Shares of common stock reserved for future issuance relate to outstanding preferred stock, warrants and stock options as follows:

December 31, 2020
Series A Preferred Stock	8,936,015
Series B Preferred Stock	4,653,583
Series m Preferred Stock	5,339,215
Series m-2 Preferred Stock	1,660,756
Series m-3 Preferred Stock	16,757
Series m-4 Preferred Stock	1,432,786
Series S Preferred Stock	3,731,248
Stock options to purchase common stock	7,056,000
Warrants outstanding for future issuance of convertible preferred stock and common stock	4,401,292
Stock options available for future issuance	1,963,814
Total shares of common stock reserved	39,191,466

NOTE 5: Share-Based Compensation

Equity Incentive Plans

In April 2014, the Board of Directors adopted the 2014 Equity Incentive Plan (the “2014 Plan”) allowing for the issuance of up to 2,000,000 shares of common stock through grants of options, stock appreciation rights, restricted stock or restricted stock units. In December 2016, the 2014 Plan was terminated, and the Company’s Board of Directors adopted a new equity incentive plan defined as the 2016 Equity Incentive Plan (the “2016 Plan”) in which the remaining 1,936,014 shares available for issuance under the 2014 Plan at that time were transferred to the Company’s 2016 Plan. Awards outstanding under the 2014 Plan at the time of the 2014 Plan’s termination will continue to be governed by their existing terms. The shares underlying any awards that are forfeited, canceled, repurchased or are otherwise terminated by the Company under the 2014 Plan will be added back to the shares of common stock available for issuance under the Company’s 2016 Plan. The 2016 Plan provides for the granting of stock awards such as incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock or restricted stock units to employees, directors and outside consultants as determined by the Board of Directors. Upon the termination of the 2014 Plan, all shares granted revert to the 2016 Plan. As of December 31, 2020, 1,963,814 shares were available for future grants under the 2016 Plan.

The Board may grant stock options under the 2016 Plan at a price of not less than 100% of the fair market value of the Company’s common stock on the date the option is granted. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of grant and generally have a term of ten years. Incentive stock options granted to employees who, on the date of grant, own stock representing more than 10% of the voting power of all of the Company’s classes of stock, are granted at an exercise price of not less than 110% of the fair market value of the Company’s common stock. The maximum term of incentive stock options granted to employees who, on the date of grant, own stock having more than 10% of the voting power of all the Company’s classes of stock, may not exceed five years. The Board of Directors also determines the terms and conditions of awards, including the vesting schedule and any forfeiture provisions. Options granted under the 2016 Plan may vest upon the passage of time, generally four years, or upon the attainment of certain performance criteria established by the Board of Directors. The Company may from time-to-time grant options to purchase common stock to nonemployees for advisory and consulting services. At each measurement date, the Company will remeasure the fair value of these stock options using the Black-Scholes option pricing model and recognize the expense ratably over the vesting period of each stock option award. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan’s inception.

Stock option activity under all of the Company’s equity incentive plans as of December 31, 2020 is as follows:

	Shares Available for Grant	Number of Shares Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2018	4,861,890	4,167,924	$0.780	6.61	$1,911,709
Granted	(4,308,500)	4,308,500	1.208
Forfeited	4,206,176	(4,206,176)	0.942
Outstanding as of December 31, 2019	4,759,566	4,270,248	1.054	7.92	178,469
Granted	(4,239,500)	4,239,500	1.52
Vested exercised		(10,000)	0.250
Forfeited	1,443,748	(1,443,748)	1.063
Outstanding as of December 31, 2020	1,963,814	7,056,000	$1.33	8.58	$7,115,875

Vested and exercisable as of December 31, 2020		1,818,072	$0.920	6.72

The weighted average grant date fair value of options granted during the year ended December 31, 2020 and 2019 was $0.61 and $0.45 per share, respectively. There were 10,000 option exercises during the year ended December 31, 2020 and no option exercises during the year ended December 31, 2019. The fair value of the shares subject to stock options that were vested as of December 31, 2020 and 2019 was $701,074 and $582,369, respectively.

NOTE 5: Share-Based Compensation (Continue)

As of December 31, 2020, the Company had unamortized stock-based compensation expense of $2,901,155 that will be recognized over the average remaining vesting term of options of 3.18 years.

The assumptions utilized for option grants during the years ended December 31, 2020 and 2019 are as follows:

	December 31,
	2020	2019
Risk-free interest rate	0.43-1.17%	1.67-2.3%
Expected dividend yield	-%	-%
Expected volatility	51.66%	49.13%
Expected term (in years)	6	6

A summary of stock-based compensation expense recognized in the Company’s statements of operations is as follows:

	Year ended December 31,
	2020	2019
Cost of services	$100,465	$44,620
Research and development	265,529	267,717
Sales and marketing	113,212	56,292
General and Administrative	40,406	99,953
Total	$519,612	$468,582

NOTE 6: Employee Benefit Plan

The Company administers a 401(K) retirement plan (the “401(K) Plan”) in which all employees are eligible to participate. Each eligible employee may elect to contribute to the 401(K) Plan. During the years ended December 31, 2020 and 2019, the Company has made no matching contributions.

NOTE 7:  Income Taxes

The Company has incurred cumulative U.S. net operating losses (NOL) since inception.

The provision for income taxes consisted of the following:

	Years Ended December 31,
	2020	2019
Current:
Federal	$-	$-
State	800	800
Total	800	800

Deferred:
Federal	-	-
State	-	-
	-	-
Total provision for income taxes	$800	$800

The Company’s effective tax rate was 0.00% and 0.01% for the years ended December 31, 2020 and 2019, respectively. The primary rate driver from the statutory rate of 21% was related to change in valuation allowance for both years.

NOTE 7:  Income Taxes (Continue)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table presents the significant components of the Company’s deferred tax assets and liabilities for the periods presented:

	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$16,046,058	$12,415,244
Research and development credit carryforwards	1,191,905	995,234
Accruals and other	180,996	235,127
Right of use asset	435,385	580,498
Fixed Assets	32,335	-
Amortization	53,467	52,255
Other	17,722	-
Total deferred tax assets	17,957,868	14,278,328
Valuation allowance	(17,537,006)	(13,662,784)
Deferred tax assets After Valuation Allowance	420,862	615,544

Depreciation	-	(35,046)
Lease liability	(420,862)	(580,498)
Total deferred tax liabilities	(420,862)	(615,544)

The Company considers all available evidence, both positive and negative, including historical levels of taxable income, expectations and risks associated with estimates of future taxable income, and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. At December 31, 2020 and 2019, based on the Company’s analysis of all available evidence, both positive and negative, it was considered more likely than not that the Company’s deferred tax assets would not be realized and, as a result, the Company recorded a full valuation allowance for its deferred tax assets. The valuation allowance increased $3,874,222 and $3,049,836 during the years ended December 31, 2020 and 2019, respectively.

As of December 31, 2020, the Company had U.S. federal net operating loss carryforwards amounts of approximately $61,600,000 of which $23,300,000 begin to expire in 2033 and $38,300,000 can be carried over indefinitely. As of December 31, 2020, the Company had federal research and development tax credits of approximately $584,000 which begin to expire in 2033.

As of December 31, 2020, the Company had state net operating loss carryforwards amounts of approximately $45,500,000 which begin to expire in 2023. As of December 31, 2020, the Company had state research and development tax credits of approximately $1,041,000 which do not expire.

Utilization of the federal and state net operating loss and federal and state research and development tax credit carryforwards may be subject to annual limitations due to the ownership percentage change provisions of the Internal Revenue Code Section 382 and similar state provisions. The annual limitations may result in the inability to fully offset future annual taxable income and could result in the expiration of the net operating loss carry forwards before utilization.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act (the Act) was signed into law. The Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, and technical corrections to tax depreciation methods for qualified improvement property. The Company analyzed the provisions of the Act and determined there was no significant impact to its 2020 tax provision.

On June 29, 2020, the California Governor signed Assembly Bill 85 (A.B. 85), which became California law, A.B. 85, which includes several tax measures, provided for a three-year suspension of the use of net operating losses for medium and large businesses and a three-year cap on the use of business incentive tax credits to offset no more than $5.0 million of tax per year. Generally, A.B. 85 suspends the use of net operating losses for taxable years 2020, 2021 and 2022 for taxable income of $1.0 million or more. Since the Company is not expected to generate California source taxable income of more than $1.0 million, no material impact is anticipated at this time.

On December 27, 2020, the “Consolidated Appropriations Act, 2021” (the CAA) was signed into law. The CAA includes provisions meant to clarify and modify certain items put forth in the CARES Act, while providing aid to business affected by the pandemic.

NOTE 7:  Income Taxes (Continue)

CAA allows deductions for expenses paid for by Paycheck Protection Program (PPP) and Economic Injury Disaster Loan (EIDL) Program, clarifies forgiveness of EIDL advances, and other business provisions. The Company analyzed the provisions of the CAA and determined there was no significant impact to its 2020 tax provision.

The Company accounts for uncertainty in income taxes in accordance with ASC 740. Tax positions are evaluated in a two-step process, whereby the Company first determines whether it is more likely than not that a tax position will be sustained upon examination by tax authorities, including resolutions of any related appeals or litigation processes, based on technical merit. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognized in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

As of December 31, 2020, the differences between income taxes expected at the U.S. Federal statutory income tax rate of 21% and the reported income tax expense are primarily related to disallowed interest expense and change in valuation allowance.

The Company’s unrecognized tax benefits as of December 31, 2020 relate entirely to research and development credits. The total amount of unrecognized tax benefits as of December 31, 2020 is $247,302. If recognized, none of the unrecognized tax benefits would impact the effective tax rate because of the valuation allowance. The Company’s policy is to recognize interest and penalties to income taxes as components of interest expense and other expense, respectively. The Company did not accrue interest or penalties related to unrecognized tax benefits as of December 31, 2020. The Company does not anticipate any significant change within twelve months of this reporting date.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Due to the Company’s net operating loss carryforwards, all tax years since inception remain subject to examination by all taxing authorities. The Company is not currently under audit in any major tax jurisdiction.

NOTE 8: Related parties and related-party transactions

One of the Company’s vendors, Konica Minolta, Inc. (“Konica Minolta”), is a stockholder of the Company. Konica Minolta provides the Company with repair services to its ASRs. The Company has paid to Konica Minolta $218,425 and $332,146 in service fees for the years ended December 31, 2020 and 2019, respectively. The Company had payables of $20,498 and $22,347 owed to Konica Minolta as of December 31, 2020 and 2019, respectively.

NOTE 9: Commitments and contingencies

Leases

The Company leases facilities for office space under non-cancelable operating lease agreements. The Company leases space for its corporate headquarters in Mountain View, California through August 2023.

The following are the future minimum lease obligations on the Company’s lease agreements as of December 31, 2020:

December 31,	Lease Obligations
2021	733,600
2022	749,560
2023	506,800
$1,989,960

Rent expense totaled $773,452 and $772,239 for the years ended December 31, 2020 and 2019, respectively, included in the Company’s statements of operations.

Legal Matters

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business; however, no such claims have been identified as of December 31, 2020 that would have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company from time to time enters into contracts that contingently require the Company to indemnify parties against third party claims. These contracts primarily relate to: (i) arrangements with Clients which generally include certain provisions for indemnifying Clients against liabilities if the services infringe a third party’s intellectual property rights, (ii) the Regulation A Issuer Agreement where the Company may be required to indemnify the placement agent for any loss, damage, expense or liability incurred by the other party in any claim arising out of a material breach (or alleged breach) as a result of any potential violation of any law or regulation, or any third party claim arising out of any investment or potential investment in the offering, and (iii) agreements with the Company’s officers and directors, under which the Company may be required to indemnify such persons from certain liabilities arising out of such persons’ relationships with the Company. The Company has not incurred any material costs as a result of such obligations and has not accrued any liabilities related to such obligations in the financial statements at December 31, 2020 and 2019.

Sales Tax Contingencies

The Company has historically not collected state sales tax on the sale of its Machine-as-a-Service (“MaaS”) product offering but has paid sales tax and use tax on all purchases of raw materials and in conjunction with the Financing Arrangement of the Company’s ASRs with Farnam. The Company’s MaaS product offering may be subject to sales tax in certain jurisdictions. If a taxing authority were to successfully assert that the Company has not properly collected sales or other transaction taxes, or if sales or other transaction tax laws or the interpretation thereof were to change, and the Company was unable to enforce the terms of their contracts with Clients that give the right to reimbursement for the assessed sales taxes, tax liabilities in amounts that could be material may be incurred. Based on the Company’s assessment, the Company has recorded a sales tax liability of $306,269 and $313,406 at December 31, 2020 and 2019, respectively, which has been included on other current liabilities on the accompanying balance sheets. The Company continues to analyze possible sales tax exposure but does not currently believe that any individual claim or aggregate claims that might arise will ultimately have a material effect on its results of operations, financial position or cash flows.

NOTE 10: Subsequent Events

Management has evaluated subsequent events through October 14, 2021.

On January 4, 2021, the Company submitted its PPP Loan forgiveness application for $822,851 (see Note 3 - Debt).  The PPP Loan of $822,851 and the accrued interest of $8,960 were forgiven by the SBA on May 20, 2021.

Subsequent to December 31, 2020, the company terminated the 2020 Regulation A Offering on April 21, 2021. The Company issued 2,107,330 shares of Series S Preferred Stock, generating total gross proceeds of approximately $21.1 million.

On April 20, 2021, the Company entered into a financing partnership with Dimension Funding, LLC under which the Company will offer Clients with the option to finance their MaaS Subscriptions over 12, 24, or 36 months.  This financing relationship will enable Knightscope to recoup its costs more quickly, while providing improved payment flexibility to Clients.

In April 2021, the Company received notice of a Client’s intent not to renew its MaaS agreement for the twelve (12) month subscription period spanning 2021 to 2022. The Client represented over 10% of the Company’s 2020 revenue.

On July 12, 2021, the Company entered into an engagement agreement with Digital Offering, LLC. The engagement agreement was subsequently superseded and replaced by a new engagement agreement executed on August 27, 2021, and subsequently amended on September 15, 2021, to act as the lead managing selling agent and book runner in connection with a qualified primary offering of Knightscope, Inc. common stock under Regulation A of the Securities Act of 1933, as amended, concurrent with a listing application submission to Nasdaq.

On August 20, 2021, the Company held the final closing and received a disbursement of funds from the Regulation A Offering that terminated on April 21, 2021. In connection with the Regulation A Posting Agreement with StartEngine entered into on June 11, 2020, StartEngine has held back $81,097 as a deposit hold, which is expected to be received by the Company on or about October 21, 2021.

Subsequent to December 31, 2020 and through October 14, 2021, the Company received $2.0 million in the form of Convertible Notes containing the same terms and conditions as previously issued Convertible Notes and Warrants.

KNIGHTSCOPE, INC.

CONDENSED BALANCE SHEETS

	June 30, 2021	December 31, 2020
ASSETS	(Unaudited)	(1)
Current assets:
Cash and cash equivalents	$11,993,086	$7,056,597
Restricted cash	100,000	100,000
Accounts receivable, net	760,759	874,354
Prepaid expenses and other current assets	710,619	756,617
Total current assets	13,564,464	8,787,568

Non-current assets:
Autonomous Security Robots, net	2,465,763	2,290,430
Property, equipment and software, net	16,853	21,903
Operating lease right-of-use-assets	1,358,991	1,624,191
Other assets	77,650	219,642
Total non-current assets	3,919,257	4,156,166

Total assets	$17,483,721	$12,943,734

LIABILITIES, PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$493,953	$231,526
Accrued expenses	446,673	864,445
Deferred revenue	318,042	521,585
Debt obligations	4,893,935	-
Operating lease liabilities	602,997	560,342
Preferred stock warrant liability	12,964,904	-
Other current liabilities	471,089	460,388
Total current liabilities	20,191,593	2,638,286

Non-current liabilities:
Debt obligations	-	4,578,869
Preferred stock warrant liability	3,375,282	5,617,280
Operating lease liabilities	821,164	1,133,009
Total non-current liabilities	4,196,446	11,329,158
Total liabilities	24,388,039	13,967,444

Commitments and contingencies (Note 9)

Preferred Stock, $0.001 par value; 43,405,324 shares authorized as of June 30, 2021 and December 31, 2020; 27,606,283 and 25,770,360 shares issued and outstanding as of June 30 2021 and December 31, 2020, respectively; aggregate liquidation preference of $93,100,857 as of June 30, 2021	81,907,724	65,161,574

Stockholders' deficit:
Class A common stock, $0.001 par, 114,000,000 shares authorized as of June 30 2021 and December 31, 2020; 0 shares issued and outstanding as of June 30, 2021 and December 31, 2020	-	-
Class B common stock, $0.001 par, 30,000,000 shares authorized as of June 30, 2021 and December 31, 2020; 10,189,000 shares issued and outstanding as of June 30, 2021 and December 31, 2020	10,189	10,189
Additional paid-in capital	3,523,338	3,050,755
Accumulated deficit	(92,345,569)	(69,246,228)
Total stockholders' deficit	(88,812,042)	(66,185,284)
Total liabilities, preferred stock and stockholders’ deficit	$17,483,721	$12,943,734

(1)	The condensed balance sheet as of December 31,2020 was derived from the audited balance sheet as of that date.

See accompanying Notes to Condensed Financial Statements.

KNIGHTSCOPE, INC.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Six months ended June 30,
	2021	2020
Revenue	$1,778,095	$1,637,548
Cost of services	2,517,675	2,185,273
Total gross loss	(739,580)	(547,725)

Operating expenses:
Research and development	2,655,149	1,298,540
Sales and marketing	6,630,731	2,838,070
General and administrative	1,664,819	980,089
Total operating expenses	10,950,699	5,116,699

Loss from operations	(11,690,279)	(5,664,424)

Other income (expense):
Interest expense, net	(1,133,755)	(1,082,832)
Change in fair value of warrant liabilities	(10,737,001)	(2,424,706)
Other income, net	820,722	31,853
Total other income (expense)	(11,050,034)	(3,475,685)

Net loss before income tax expense	(22,740,313)	(9,140,109)
Income tax expense	-	(800)
Net loss	(22,740,313)	(9,140,909)
Preferred stock dividends	(359,028)	(319,690)
Net loss attributable to common stockholders	$(23,099,341)	$(9,460,599)
Basic and diluted net loss per common share	$(2.27)	$(0.93)
Weighted average shares used to compute basic and diluted net loss per share	10,189,000	10,189,000

See accompanying Notes to Condensed Financial Statements.

KNIGHTSCOPE, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended June 30,
	2021	2020
Cash Flows From Operating Activities
Net loss	$(22,740,313)	$(9,140,909)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	759,001	965,969
Stock compensation expense	458,488	187,627
Change in fair value of warrant liabilities	10,737,001	2,424,706
PPP loan and interest forgiveness	(831,811)	-
Amortization of debt discount	832,732	400,187
(Gain) loss from damage of Autonomous Security Robots	4,998	(926)
Changes in operating assets and liabilities:
Accounts receivable	113,595	(55,874)
Prepaid expenses and other current assets	45,998	(390,022)
Other assets	141,992	-
Accounts payable	262,427	(329,238)
Accrued expenses	(103,627)	313,163
Deferred revenue	(203,543)	358,173
Other current and noncurrent liabilities	6,711	(111,783)
Net cash used in operating activities	(10,516,351)	(5,378,927)

Cash Flows From Investing Activities
Purchases and related costs incurred for Autonomous Security Robots	(922,794)	(312,122)
Purchase of property and equipment	(11,488)	-
Net cash used in investing activities	(934,282)	(312,122)

Cash Flows From Financing Activities
Proceeds from stock options exercised	-	2,500
Proceeds from issuance of Series S Preferred Stock offering, net of issuance costs	16,387,122	5,707,719
Proceeds for the issuance of convertible notes, net of issuance costs	-	778,446
Principal repayments on loan payable	-	(587,838)
Proceeds from issuance of loans payable, net of origination costs	-	1,097,921
Net cash provided by financing activities	16,387,122	6,998,748
Net change in cash and cash equivalents	4,936,489	1,307,699
Cash, cash equivalents and restricted cash at beginning of the period	7,156,597	708,674
Cash, cash equivalents and restricted cash at end of the period	$12,093,086	$2,016,373
Supplemental Disclosure of Cash Flow Information
Cash paid for interest during the year	$-	$293,248
Cash paid for income taxes	$-	$800

Supplemental Disclosure of Non-Cash Financing Activities
Forfeiture of security deposit for debt	$-	$242,120
Issuance of warrants for Preferred Stock	$-	$454,374
Series m-4 accrued dividend	$359,028	$319,690
PPP loan and interest forgiveness	$831,811	$-

See accompanying Notes to Condensed Financial Statements.

KNIGHTSCOPE, INC.

CONDENSED STATEMENTS OF PREFERRED STOCK AND CHANGES IN STOCKHOLDERS’ DEFICIT

(UNAUDITED)

	Series m Preferred stock		Series m-2 Preferred stock		Series m-3 Preferred stock		Series m-4 Preferred stock		Series S Preferred stock		Series A Preferred stock		Series B Preferred stock		Class A common stock		Class B common stock
																			Additional Paid-in-	Accumulative	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	Deficit	Deficit
Balance - December 31, 2019	5,339,215	$13,865,715	1,660,756	$4,982,268	16,757	$45,945	1,432,786	$5,167,402	781,870	$5,604,450	8,936,015	$3,865,155	4,653,583	$9,441,770	-	$-	10,179,000	$10,179	$2,528,653	$(49,247,199)	$(46,708,367)

Stock based compensation																			$187,627		$187,627

Stock options exercised																	10,000	$10	$2,490		$2,500

Issuance of Series S Preferred stock, net of issuance costs									793,716	$5,707,719											$-

Series m-4 accrued dividend								$319,690												$(319,690)	$(319,690)

Net loss																				$(9,140,909)	$(9,140,909)
Balance - June 30, 2020	5,339,215	$13,865,715	1,660,756	$4,982,268	16,757	$45,945	1,432,786	$5,487,092	1,575,586	$11,312,169	8,936,015	$3,865,155	4,653,583	$9,441,770	-	$-	10,189,000	$10,189	$2,718,770	$(58,707,798)	$(55,978,839)

	Series m Preferred stock		Series m-2 Preferred stock		Series m-3 Preferred stock		Series m-4 Preferred stock		Series S Preferred stock		Series A Preferred stock		Series B Preferred stock		Class A common stock		Class B common stock
																			Additional Paid-in-	Accumulative	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	Deficit	Deficit
Balance - December 31, 2020	5,339,215	$13,865,715	1,660,756	$4,982,268	16,757	$45,945	1,432,786	$5,825,889	3,731,248	$27,134,832	8,936,015	$3,865,155	4,653,583	$9,441,770	-	$-	10,189,000	$10,189	$3,050,755	$(69,246,228)	$(66,185,284)

Stock based compensation																			$458,488		$458,488

Warrants expired																			$14,095		$14,095

Stock options exercised

Issuance of Series S Preferred stock, net of issuance costs									1,835,923	$16,387,122											$-

Series m-4 accrued dividend								$359,028												$(359,028)	$(359,028)

Net loss																				$(22,740,313)	$(22,740,313)
Balance - June 30, 2021	5,339,215	$13,865,715	1,660,756	$4,982,268	16,757	$45,945	1,432,786	$6,184,917	5,567,171	$43,521,954	8,936,015	$3,865,155	4,653,583	$9,441,770	-	$-	10,189,000	$10,189	$3,523,338	$(92,345,569)	$(88,812,042)

See accompanying Notes to Condensed Financial Statements.

NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1: The Company and Summary of Significant Accounting Policies

Description of Business

Knightscope, Inc. (the “Company”), was incorporated on April 4, 2013 under the laws of the State of Delaware.

The Company designs, develops, builds, deploys, and supports advanced physical security technologies. The Knightscope solution to reducing crime combines the physical presence of its proprietary Autonomous Security Robots (“ASRs”) with real-time on-site data collection and analysis and a human-machine interface. Two of the Company’s ASRs, the outdoor “K5” and the indoor “K3”, autonomously patrol client sites without the need for remote control to provide a visible, force multiplying, physical security presence to help protect assets, monitor changes in the environment and deter crime. They gather real-time data using a large array of sensors. The data is accessible through the Knightscope Security Operations Center (“KSOC”), an intuitive, browser-based interface that enables security professionals to review events generated from “really smart mobile eyes and ears” to do their jobs more effectively.

Basis of Presentation and Liquidity

These unaudited financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States (“U.S.GAAP”), pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and note disclosures have been condensed or omitted pursuant to such rules and regulations. The accompanying Condensed Balance Sheet as of December 31, 2020 is derived from audited financial statements as of that date but does not include all of the information and footnotes required by U.S.GAAP for complete financial statements. The unaudited condensed financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of the period presented. The results of operations for the six months ended June 30, 2020 are not necessarily indicative of the results to the expected for the year ending December 31, 2021 or for other semiannual periods or for future years. These condensed financial statements should be read in conjunction with the Company’s audited financial statements and accompanying notes for the year ended December 31, 2020 included in the Company’s Annual Report on Form 1-K filed with the SEC. The Company’s significant accounting policies are described in Note 1 to those audited financial statements.

Since its inception, the Company has incurred significant operating losses and negative cash flows from operations which is principally the result of significant research and development activities related to the development and continued improvement of the Company’s ASRs (hardware and software).

Cash and cash equivalents on hand were $12.0 million as of June 30, 2021, compared to $7.1 million as of December 31, 2020. The Company has historically incurred losses and negative cashflows from operations. As of June 30, 2021, the Company also had an accumulated deficit of approximately $92.3 million, negative working capital of $6.6 million and stockholders’ deficit of $88.8 million. The Company is dependent on additional fundraising in order to sustain its ongoing operations. On April 20, 2021, the Company secured up to $10 million in financing of Client Machine-as-a-Service (“MaaS”) subscriptions. The Company’s Regulation A Offering terminated on April 21, 2021, generating additional cash proceeds, net of issuance costs, of $16.4 million year-to-date. In addition, the Company had an additional share issuance of 18,406 shares, representing gross proceeds of $0.2 million, of the Regulation A Offering. Without additional fundraising, typically and historically conducted on a rolling close basis, the Company will not be solvent after the second quarter of 2022. There can be no assurance that the Company will be successful in raising funds at levels sufficient to fund its future operations beyond the current cash runway. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce its operations or delay, scale back or discontinue the development of one or more of its platforms, seek alternative financing arrangements, declare bankruptcy or terminate its operations entirely. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern for a period of one year from the issuance date of these financial statements. Management’s plans include seeking additional financing activities such as issuances of equity, issuances of debt and convertible debt instruments. The Company’s projected cash flows are subject to various risks and uncertainties, and the unavailability or inadequacy of financing to meet future capital needs could force it to modify, curtail, delay, or suspend some or all aspects of its planned operations. Sales of additional equity securities by the Company could result in the dilution of the interests of existing stockholders. The Company will require significant additional financing and is pursuing opportunities to obtain additional financing in the future through equity and/or debt financings. However, there can be no assurance that financing will be available when required in sufficient amounts, on acceptable terms or at all. These financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary in the event the Company can no longer continue as a going concern.

Basic and Diluted Net Loss per Share

Net loss per share of common stock is computed using the two-class method required for participating securities based on their participation rights. All series of convertible preferred stock are participating securities as the holders are entitled to participate in common stock dividends with common stock on an as converted basis. Holders of Series m-4 Preferred Stock are entitled to receive cumulative dividends payable semi-annually in arrears at the rate per share of Series m-4 Preferred Stock equal to the Dividend Rate for the Series m-4 Preferred Stock, in each case subject to compliance with applicable law. Dividends to holders of Series m-4 Preferred Stock are paid in kind as a dividend of additional shares of Series m-4 Preferred Stock for each Dividend Period on the applicable Dividend Payment Date using a price per share equal to the original issue price, provided that the Company shall not issue any fractional shares of Series m-4 Preferred Stock. The holders of the Company’s convertible preferred stock, other than m-4 preferred stock, are also entitled to noncumulative dividends prior and in preference to common stock and do not have a contractual obligation to share in the losses of the Company. In accordance with the two-class method, earnings allocated to these participating securities, which include participation rights in undistributed earnings with common stock, are subtracted from net loss to determine net loss attributable to common stockholders upon their occurrence.

Basic net loss per share is computed by dividing net loss attributable to common stockholders (net adjusted for preferred stock dividends declared or accumulated) by the weighted average number of common shares outstanding during the period. All participating securities are excluded from basic weighted-average shares outstanding. In computing diluted net loss attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing net loss attributable to common stockholders by diluted weighted-average shares outstanding, including potentially dilutive securities, unless anti-dilutive. Potentially dilutive securities that were excluded from the computation of diluted net loss per share consist of the following:

	June 30, 2021	June 30, 2020
Series A Preferred Stock (convertible to Class B common stock)	8,936,015	8,936,015
Series B Preferred Stock (convertible to Class B common stock)	4,653,583	4,653,583
Series m Preferred Stock (convertible to Class A common stock)	5,339,215	5,339,215
Series m-2 Preferred Stock (convertible to Class B common stock)	1,660,756	1,660,756
Series m-3 Preferred Stock (convertible to Class A common stock)	16,757	16,757
Series m-4 Preferred Stock (convertible to Class A common stock)	1,432,786	1,432,786
Series S Preferred Stock (convertible to Class A common stock)	5,567,171	1,575,586
Warrants to purchase common stock (convertible to Class B common stock)	121,913	121,913
Warrants to purchase Series B Class B Preferred Stock	53,918	53,918
Warrants to purchase of Series m-1 Class A Preferred Stock	266,961	266,961
Warrants to purchase of Series m-3 Class A Preferred Stock	1,432,786	1,432,786
Warrants to purchase of Series S Class A Preferred Stock	2,525,714	2,387,590
Convertible Notes	1,465,306	986,211
Stock options	9,019,814	9,019,814
Total potentially dilutive shares	42,492,695	37,883,891

As all potentially dilutive securities are anti-dilutive as of June 30, 2021 and June 30, 2020, diluted net loss per share is the same as basic net loss per share for each period.

Comprehensive Loss

Net loss was equal to comprehensive loss for the six month periods ended June 30, 2021 and 2020.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Specific accounts that require management estimates include, but are not limited to, estimating the useful lives of our ASRs and property and equipment, certain estimates required within revenue recognition, estimating fair values of Company’s common stock, share-based awards and warrant liabilities, inclusive of any contingent assets and liabilities. Actual results could differ from those estimates and such differences may be material to the financial statements.

Accounting Pronouncements Adopted in 2021

In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes – Simplifying the Accounting for Income Taxes (“ASU 2019-12”). The guidance removes exceptions to the general principles in Income Taxes (Topic 740) for allocating tax expense between financial statement components, accounting basis differences stemming from an ownership change in foreign investments, and interim period income tax accounting for year-to-date losses that exceed projected losses. The guidance also requires franchise tax (or similar tax) to be recognized as non-income tax unless partially based on net income. The new standard becomes effective for annual reporting periods beginning after December 15, 2020 for public entities and December 31, 2021 for all other entities, and interim periods within those fiscal years with early adoption permitted. On January 1, 2021, the Company early adopted ASU 2019-12. The adoption of ASU 2019-12 did not have a material impact on the Company's Consolidated Financial Statements.

Recent Accounting Pronouncements Not Yet Effective

In June 2016, the FASB released ASU No. 2016-13, Financial Instruments – Credit Losses. The amendment revises the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in more timely recognition of losses on financial instruments, including but not limited to available-for-sale debt securities and accounts receivable. ASU 2016-03 is effective for fiscal years for public business entities beginning after December 15, 2022. The Company is currently in the process of evaluating the impact of adoption on its financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40). The update is to simplify the accounting for convertible instruments by removing certain separation models in Subtopic 470-20. This amendment is applicable to all public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the impact of adoption on its financial statements.

Autonomous Security Robots, net

ASRs consist of materials, ASRs in progress and finished ASRs. ASRs in progress and finished ASRs include materials, labor and other direct and indirect costs used in their production. Finished ASRs are valued using a discrete bill of materials, which includes an allocation of labor and direct overhead based on assembly hours. Depreciation expense on ASRs is recorded using the straight-line method over their estimated expected lives, which currently ranges from 3 to 4.5 years. Depreciation expense of finished ASRs included in research and development expense amounted to $40,962 and $0, depreciation expense of finished ASRs included in sales and marketing expense amounted to $35,259 and $39,724, and depreciation expense included in cost of services amounted to $671,240 and $ 619,569 for the six months ended June 30, 2021 and 2020, respectively.

ASRs, net, consisted of the following:

	June 30,	December 31,
	2021	2020
Raw materials	$571,549	$596,841
ASRs in progress	609,280	132,594
Finished ASRs	6,688,264	6,216,863
	7,869,093	6,946,298
Accumulated depreciation on Finished ASRs	(5,403,330)	(4,655,868)

ASRs, net	$2,465,763	$2,290,430

The components of the Finished ASRs, net as of June 30, 2021 are as follows:

ASRs on lease or available for lease	$5,228,283
Demonstration ASRs	613,923
Research and development ASRs	567,109
Charge boxes	278,949
6,688,264
Less: accumulated depreciation	(5,403,330)
Finished ASRs, net	$1,284,934

Convertible Preferred Warrant Liabilities and Common Stock Warrants

Freestanding warrants to purchase shares of the Company’s preferred stock are classified as liabilities on the balance sheets at their estimated fair value because the underlying shares of preferred stock are contingently redeemable and, therefore, may obligate the Company to transfer assets at some point in the future. The preferred stock warrants are recorded at fair value upon issuance and are subject to remeasurement to their respective estimated fair values. At the end of each reporting period, changes in the estimated fair value of the preferred stock warrants are recorded in the statements of operations. The Company will continue to adjust the liability associated with the preferred stock warrants for changes in the estimated fair value until the earlier of the exercise or expiration of the preferred stock warrants, the completion of a sale of the Company or an initial public offering (“IPO”). Upon an IPO, the preferred stock warrants will convert into warrants to purchase common stock and any liabilities recorded for the preferred stock warrants will be reclassified to additional paid-in capital and will no longer be subject to remeasurement.

The Company issued common stock warrants in connection with the execution of a certain debt financing during the year ended December 31, 2015. Common stock warrants that are not considered derivative liabilities are accounted for at fair value at the date of issuance in additional paid-in capital. The fair value of these common stock warrants is determined using the Black-Scholes option-pricing model.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with Accounting Standards Update 718, Compensation - Stock Compensation, which requires that the estimated fair value on the date of grant be recognized over the requisite service period of the awards, which is generally the option vesting period. Stock-based awards made to nonemployees are measured and recognized based on the estimated fair value on the vesting date and are re-measured at each reporting pricing model, is affected by the fair value of the Company’s common stock as well as other assumptions regarding a number of highly complex and subjective variables. These variables include but are not limited to the Company’s expected stock price volatility over the term of the awards, and actual and projected employee option exercise behaviors. Because there is insufficient historical information available to estimate the expected term of the stock-based awards, the Company adopted the simplified method of estimating the expected term of options granted by taking the average of the vesting term and the contractual term of the option. For awards with graded vesting, the Company recognizes stock-based compensation expense over the service period using the straight-line method, based on shares ultimately expected to vest. The Company recognizes forfeitures as they occur when calculating stock-based compensation for its equity awards.

NOTE 2: Revenue and Deferred Revenue

Revenue Recognition

The Company derives its revenues primarily from lease of proprietary ASRs along with access to the browser-based interface KSOC through contracts under the lease accounting that typically have a twelve (12) month term. In addition, the Company derives non-lease revenue items such as professional services related to ASRs’ deployments, special decals and training if any, recognized when control of these services is transferred to the Clients, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company determines revenue recognition through the following steps:

•	identification of the contract, or contracts, with a Client;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

NOTE 2: Revenue and Deferred Revenue (Continued)

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company recognizes revenue as follows:

ASR subscription revenue

ASR subscription revenue is generated from lease of proprietary ASRs along with access to the browser-based interface KSOC through contracts that typically have 12-month terms. These revenue arrangements adhere to lease accounting guidance and are classified as leases for revenue recognition purposes. Currently, all revenue arrangements qualify as operating leases where consideration allocated to the lease deliverables is recognized ratably over the lease term.

Deferred revenue

In connection with the Company’s MaaS subscription for the Company’s ASRs, the Company’s standard billing terms are annual in advance. In these situations, the Company records the invoices as deferred revenue and amortizes the subscription amount when the services are delivered, which generally is a 12-month period. In addition, the Company refers certain transactions to Dimension, whereby Dimension advances the full value of the MaaS subscription to the Company, less a processing fee. The advanced payment is recorded in deferred revenue and amortized over the term of the subscription once the ASR is delivered to the deployment site.

The Company derives its revenue from the lease subscription of its proprietary ASRs along with access to its browser and mobile based software interface, KSOC. MaaS subscription agreements typically have a twelve (12) month term.

With the adoption of ASC 606 in January 2019, the Company estimates its revenue in the periods in which the licensee uses the licensed technology. Payments are received in the subsequent period.

The following table summarizes revenue by timing of recognition for the six months ended:

	June 30, 2021	June 30, 2020
Point in time	$24,812	$22,851
Transferred over time	1,753,283	1,614,697
	$1,778,095	$1,637,548

Deferred revenue includes billings in excess of revenue recognized.  Revenue recognized at a point in time generally does not result in significant increases in deferred revenue.  Revenue recognized over a period generally results in a majority of the increases in deferred revenue as the performance obligations are fulfilled after the billing event. Deferred revenue was as follows for the periods ended June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Deferred revenue - short term	$318,222	$521,585
Revenue recognized in the six months ended related to amounts included in deferred revenue at the beginning of the period	$274,125	$100,645

Deferred revenue represents amounts invoiced to customers for contracts for which revenue has yet to be recognized based for subscription services to be delivered to our clients. Typically, the timing of invoicing is based on the terms of the contract.

Other revenue

Other non-ASR related revenue such as deployment services, decals, shipping, and training revenue is recognized when services are delivered.

NOTE 3: Fair Value Measurement

The Company determines the fair market values of its financial instruments based on the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The following are three levels of inputs that may be used to measure fair value:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities. The Company considers a market to be active when transactions for the asset occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The valuation of Level 3 investments requires the use of significant management judgments or estimation.

In certain cases where there is limited activity or less transparency around inputs to valuation, securities are classified as Level 3. Level 3 liabilities that are measured at fair value on a recurring basis consist of the convertible preferred stock warrant liabilities. The inputs used in estimating the fair value of the warrant liabilities are described in Note 4 -- Capital Stock and Warrants.

The following tables summarize, for each category of assets or liabilities carried at fair value, the respective fair value as of June 30, 2021 and December 31, 2020 and the classification by level of input within the fair value hierarchy:

	Total	Level 1	Level 2	Level 3
June 30, 2021
Assets
Cash equivalents and restricted cash:
Money market funds	$9,022,958	$9,022,958	$-	$-
Liabilities
Warrant liability – Series B Preferred Stock	$310,118	$-	$-	$310,118
Warrant liability – Series m-1 Preferred Stock	$1,319,218	$-	$-	$1,319,218
Warrant liability – Series m-3 Preferred Stock	$5,990,355	$-	$-	$5,990,355
Warrant liability – Series S Preferred Stock	$8,720,495	$-	$-	$8,720,495

NOTE 3: Fair Value Measurement (Continued)

	Total	Level 1	Level 2	Level 3
December 31, 2020
Assets
Cash equivalents and restricted cash:
Money market funds	$4,422,664	$4,422,664	$-	$-
Liabilities
Warrant liability – Series B Preferred Stock	$87,586	$-	$-	$87,586
Warrant liability – Series m-1 Preferred Stock	$315,159	$-	$-	$315,159
Warrant liability – Series m-3 Preferred Stock	$1,219,280	$-	$-	$1,219,280
Warrant liability – Series S Preferred Stock	$3,995,255	$-	$-	$3,995,255

During the six-month period ended June 30, 2021 and December 31, 2020, there were no transfers between Level 1, Level 2, or Level 3 assets or liabilities reported at fair value on a recurring basis and the valuation techniques used did not change compared to the Company’s established practice.

The following table sets forth a summary of the changes in the fair value of Company’s Level 3 financial liabilities during the six-month periods ended June 30, 2021 and 2020, respectively, which were measured at fair value on a recurring basis:

Warrant Liability
Balance as of December 31, 2020	$5,617,280
Revaluation of Series B, m-1, m-3 and s Preferred Stock warrants	10,737,001
Expired warrants	(14,095)
Balance as of June 30, 2021	$16,340,186

Warrant Liability
Balance as of December 31, 2019	$2,246,479
Initial fair value of Series s Preferred Stock warrants	454,374
Revaluation of Series B, m-1, m-3 and s Preferred Stock warrants	2,424,706
Balance as of June 30, 2020	$5,125,559

NOTE 4:  Debt Obligations

Term Loan Agreement

In May 2018, the Company entered into a term loan agreement which allowed for individual term loans to be drawn in amounts totaling up to $3,500,000 until January 10, 2019 (the “Loan Agreement”). Each individual term loan called for 18 equal monthly payments of principal plus accrued interest which would fully amortize the term loan. Outstanding borrowings under the term loan agreement bear interest at 1.75% above the prime rate per annum. Only one individual term loan in the amount of $425,000 was drawn by the Company in May 2018. The loan was fully repaid in February 2019.

A warrant for 77,413 shares of Class B Common Stock was also issued to the lender in conjunction with the Loan Agreement and remains outstanding as of June 30, 2021.

Financing Arrangement

On February 28, 2019, the Company entered into a financing arrangement with Farnam Street Financial (“Farnam”) for $3,000,000 (“Financing Arrangement”). Under the Financing Arrangement, the Company collateralized fifty (50) ASRs and had an initial repayment period of two years for a monthly payment of $121,129 per month plus tax and an option to repurchase these ASRs for $1,350,000 plus tax or, at the end of the two year period (March 2021) the Company could elect to extend the repayment period for one additional year at a monthly payment of $66,621 per month plus tax with a final payment of $600,000 plus tax at the end of the additional year. The Financing Arrangement was subsequently amended to defer certain monthly payments due in 2020. The effective interest rate under the two and three-year repayment periods was 35% and 31%, respectively. The Company accounted for this Financing Arrangement with Farnam by accreting the financing amount using the effective interest rate and assuming the repurchase option that would take place in March 2021. Interest expense on the Farnam Financing Arrangement during the six months ended June 30, 2021 and 2020 was zero and $325,618, respectively. The Financing Arrangement with Farnam was terminated and settled in November 2020, with no subsequent payments due to Farnam. The final payment to Farnam consisted of the aggregate amount of remaining payments due through March 2021 and a reduced equipment purchase amount of $1,000,000 plus tax.

NOTE 4:  Debt Obligations (Continued)

Convertible Note Financing

On April 30, 2019, the Company signed a Note and Warrant Purchase Agreement under the form of which the Company can issue up to $15,000,000 of convertible promissory notes and warrants to purchase up to 3,000,000 shares of Series S Preferred Stock (20% warrant coverage) (the “Convertible Note Financing”). Pursuant to the terms of the Convertible Note Financing, the Company became obligated, to the same group of Convertible Note Financing investors, to exchange their outstanding shares of Series m-3 Preferred Stock for newly authorized shares of Series m-4 Preferred stock upon the closing of at least $1,000,000 in aggregate principal amount of convertible promissory notes under the Convertible Note Financing. These warrants to purchase shares of Series S Preferred Stock of the Company were also issued to investors who invested in the Convertible Note Financing. The warrants to purchase shares of Series S Preferred Stock have an exercise price of $4.50 per share and expire on the earlier of December 31, 2021 or 18 months after the closing of the Company’s first firm commitment underwritten initial public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act. The convertible promissory notes have a maturity date of January 1, 2022, provide for payment of accrued interest at a rate of 12% per annum upon the maturity date, are generally the most senior company security (subject to limited subordination carve-outs) and provide for significant discounts upon a qualified financing or an initial public offering, and for a premium upon a change of control. As of June 30, 2021, the Company had issued convertible notes in the aggregate principal amount of $5,128,570. Interest expense on the Convertible Note Financing during the six months ended June 30, 2021 was $305,185. As of June 30, 2021, total Convertible Notes receipts of $5,128,570 were offset by $3,087,856 of convertible note financing issuance costs related to Series S Preferred Stock warrants of which $1,990,696 has been amortized ($824,481 in the six months ended June 30, 2021), additionally offset by $97,362 of convertible note legal fees of which $9,111 ($8,251 in the six months ended June 30, 2021) has been amortized and accrued interest expense of $950,776. The convertible note automatically converts under various scenarios including a qualified financing or IPO. As of January 1, 2020, the convertible notes became convertible at the investors’ option at prices as follows: (i) on or before June 30, 2020, $4.50 per share; (ii) after June 30, 2020, but on or before December 31, 2020, $4.00 per share; (iii) after December 31, 2020, but on or before June 30, 2021, $3.50 per share; and (iv) after June 30, 2021, $2.50 per share.

On December 9, 2019, the Company entered into a Financing Arrangement with Reliant Funding (“December 2019 Financing Arrangement”) to receive $250,000 to be repaid in sixty-three (63) equal payments of a $4,599 per business day over approximately three months. The annual effective interest rate of this December 2019 Financing Arrangement was 37%. The loan was paid off on March 11, 2020.

On March 19, 2020, the Company entered into a Financing Agreement with Wall Street Funding (“March 2020 Financing Arrangement”). Under the March 2020 Financing Arrangement, the Company received $300,000 which was repaid over one hundred (100) equal payments of $4,080 payable each business day. The effective interest rate under this repayment period was 419%. The loan was paid off on August 7, 2020.

The Paycheck Protection Program (“PPP”) was established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and is administered by the U.S. Small Business Administration (“SBA”). On April 24, 2020, the Company, entered into a promissory note evidencing an unsecured loan in the aggregate amount of approximately $822,851 made to Knightscope under the PPP (the “PPP Loan”). The PPP Loan to Knightscope was being made through Fresno First Bank. The interest rate on the PPP Loan was 1.00% and the term was two years. In accordance with the updated SBA guidance, the PPP Loan was modified so that, beginning ten months from the date of the PPP Loan, the Company was required to make monthly payments of principal and interest. The promissory note evidencing the PPP Loan contained customary events of default relating to, among other things, payment defaults or breaching the terms of the PPP Loan documents. The occurrence of an event of default could result in the repayment of the PPP Loan, collection of all other amounts that might be owing from Knightscope or filing suit and obtaining judgment against Knightscope. Under the terms of the CARES Act, PPP Loan recipients can apply for and be granted forgiveness for all, or a portion of, the loan granted under the PPP. Such forgiveness is be determined, subject to limitations, based primarily on the use of loan proceeds for payment of payroll costs and any payments of mortgage interest, rent, and utilities. No assurance was provided that the Company would obtain forgiveness of the PPP Loan in whole or in part.

In October 2020, the Company was notified that the terms of its PPP Loan with Fresno First Bank were modified. The time period during which the Company could spend the proceeds of the PPP Loan (the “covered period”) was extended from 8 weeks to 24 weeks. The date to begin repaying unforgiven portions of the PPP Loan was also extended from 6 months after the funding date to up to 10 months after the end of the covered period (approximately 16 months from the funding date) depending on when the Company applied for forgiveness. The SBA would also cover interest on the forgiven portion of the loan during this period. There was no change to the maturity date of the PPP Loan, and the PPP Loan was required to be repaid or forgiven within two years after the funding date. The Company submitted its PPP Loan forgiveness application to the SBA in January 2021. The PPP Loan of $822,851 and the accrued interest of $8,960 were forgiven by the SBA on May 20, 2021.

NOTE 4:  Debt Obligations (Continued)

The amortized carrying amount of our debt obligations consists of the following:

	June 30,	December 31,
	2021	2020
Convertible notes, net of fees and discount	$4,893,935	$3,756,018
PPP Loan	-	822,851
Total debt	4,893,935	4,578,869
Less: current portion of debt obligations	(4,893,935)	-
Non-current portion of debt obligations	$-	$4,578,869

NOTE 5: Stock-Based Compensation

Equity Incentive Plans

In April 2014, the Board of Directors adopted the 2014 Equity Incentive Plan (the “2014 Plan”) allowing for the issuance of up to 2,000,000 shares of common stock through grants of options, stock appreciation rights, restricted stock or restricted stock units. In December 2016, the 2014 Plan was terminated, and the Company’s Board of Directors adopted a new equity incentive plan defined as the 2016 Equity Incentive Plan (the “2016 Plan”) in which the remaining 1,936,014 shares available for issuance under the 2014 Plan at that time were transferred to the Company’s 2016 Plan. Awards outstanding under the 2014 Plan at the time of the 2014 Plan’s termination will continue to be governed by their existing terms. The shares underlying any awards that are forfeited, canceled, repurchased or are otherwise terminated by the Company under the 2014 Plan will be added back to the shares of common stock available for issuance under the Company’s 2016 Plan. The 2016 Plan provides for the granting of stock awards such as incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock or restricted stock units to employees, directors and outside consultants as determined by the Board of Directors. As of June 30, 2021, 1,623,814 shares were available for future grants under the 2016 Plan.

The Board may grant stock options under the 2016 Plan at a price of not less than 100% of the fair market value of the Company’s common stock on the date the option is granted. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of grant and generally have a term of ten years. Incentive stock options granted to employees who, on the date of grant, own stock representing more than 10% of the voting power of all of the Company’s classes of stock, are granted at an exercise price of not less than 110% of the fair market value of the Company’s common stock. The maximum term of incentive stock options granted to employees who, on the date of grant, own stock having more than 10% of the voting power of all the Company’s classes of stock, may not exceed five years. The Board of Directors also determines the terms and conditions of awards, including the vesting schedule and any forfeiture provisions. Options granted under the 2016 Plan may vest upon the passage of time, generally four years, or upon the attainment of certain performance criteria established by the Board of Directors. The Company may from time-to-time grant options to purchase common stock to nonemployees for advisory and consulting services. At each measurement date, the Company will remeasure the fair value of these stock options using the Black-Scholes option pricing model and recognize the expense ratably over the vesting period of each stock option award. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan’s inception.

Stock option activity under all of the Company’s equity incentive plans for the six month period ended of June 30, 2021 is as follows:

	Shares Available for Grant	Number of Shares Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Available and outstanding as of December 31, 2020	1,963,814	7,056,000	$1.33	8.58	$7,115,875
Granted	(585,000)	585,000	2.34
Forfeited	235,000	(235,000)	2.31
Expired	10,000	(10,000)	0.91
Available and outstanding as of June 30, 2021	1,623,814	7,396,000	$1.38	8.19	$7,094,425

Vested and exercisable as of June 30, 2021		2,749,837	$0.95	7.00

NOTE 5: Stock-Based Compensation (Continued)

The weighted average grant date fair value of options granted during the six-month period ended June 30, 2021 was $1.15 per share. There were no option exercises during the six-month period ended June 30, 2021 and 10,000 options exercised during the six month period ended June 30, 2020. The fair value of the shares subject to stock options that were vested as of June 30, 2021 and 2020 was $990,896 and $546,458, respectively.

As of June 30, 2021, the Company had unamortized stock-based compensation expense of $2,855,904 that will be recognized over the average remaining vesting term of options of 2.85 years.

The assumptions utilized for option grants during the six months ended June 30, 2021 and 2020 are as follows:

	June 30,	June 30,
	2021	2020
Risk-free interest rate	0.98%	1.17%
Expected dividend yield	-%	-%
Expected volatility	52.12%	50.13%
Expected term (in years)	6.03	6.06

A summary of stock-based compensation expense recognized in the Company’s statements of operations is as follows:

	Six months ended June 30,
	2021	2020
Cost of services	$100,871	$29,872
Research and development	174,914	138,246
Sales and marketing	61,152	32,619
General and Administrative	121,551	(13,110)
Total	$458,488	$187,627

NOTE 6: Capital Stock and Warrants

In May 2019, the Company amended and restated its Certificate of Incorporation. As of June 30, 2019, the Company was authorized to issue three classes of $0.001 par value stock consisting of Class A common stock, Class B common stock and Preferred Stock totaling 187,405,324 authorized shares. The total number of shares the Company has the authority to issue under each class consists of common stock designated as 114,000,000 shares of Class A Common Stock and 30,000,000 shares of Class B Common Stock, 43,405,324 shares of $0.001 par value Preferred Stock, with Preferred Stock designated as 8,936,015 shares of Series A Preferred Stock, 4,707,501 shares of Series B Preferred Stock, 6,666,666 shares of Series m Preferred Stock, 333,334 shares of Series m-1 Preferred Stock, 1,660,756 shares of Series m-2 Preferred Stock, 3,490,658 shares of Series m-3 Preferred Stock, 13,108,333 shares of Series S Preferred Stock and 4,502,061 shares of Series m-4 Preferred Stock.

Preferred Stock

Other than a change of control or in a liquidation, dissolution or winding up of the Company whether voluntary or involuntary or upon the occurrence of a deemed liquidation event, the preferred stock is non-redeemable. As a result of the liquidation preference, the preferred stock was not classified as part of stockholders’ deficit in the accompanying balance sheets in accordance with ASC 480-10-S99, SEC Materials. The Company has excluded all series of preferred stock from being presented within stockholders’ deficit in the accompanying balance sheets due to the nature of the liquidation preferences.

Effective December 23, 2016, the Company was qualified by the SEC to offer up to 6,666,666 shares of Series m Preferred Stock to accredited and non-accredited investors in an offering pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”). The offering commenced in January 2017 for up to $20 million of the Company’s Series m Preferred Stock pursuant to Regulation A at a price of $3.00 per share and closed at the end of 2017. The Company received net proceeds of approximately $18.2 million from the sale of its Series m Preferred Stock through the Regulation A offering as well as from private placement transactions through December 31, 2017. The Company entered into Series m-3 Preferred Stock Purchase Agreements with certain purchasers pursuant to which the Company issued and sold directly to the purchasers an aggregate of 1,038,571 and 410,972 shares of the Company’s Series m-3 Preferred Stock in December 2017 and year ended 2018, at a price of $3.50 per share. The Company received net proceeds of approximately $3.6 million and $1.4 million in December 2017 and the year ended 2018, respectively.

NOTE 6: Capital Stock and Warrants (Continued)

In January and February 2018, the Company converted 1,327,423 shares of Series m Preferred Stock into shares of Series m-2 Preferred Stock at a 1:1 conversion ratio. In January 2018, the Company issued 333,333 shares of Series m-2 Preferred Stock, par value $0.001 per share, at a price of $3.00 per share.

On July 11, 2018, the Company commenced an offering of up to $50 million of its Series S Preferred Stock pursuant to Regulation D and Regulation S to raise additional capital for operations (the “Regulation D Offering”). The Company is offering to sell up to 6,250,000 shares of Series S Preferred Stock, which are convertible into shares of Class A Common Stock, at a price of $8.00 per share. Consistent with prior financings by the Company, the Regulation D Offering was conducted with rolling closes, and such closes could continue for another 6 to 15 months. As of December 31, 2019, the Company raised approximately $3.8 million through the Regulation D Offering, of which $1.0 million was received during year ended December 31, 2019. Issuance costs related to Regulation D Offering were $0.3 million as of December 31, 2019. The Company did not raise additional funds under the Regulation D Offering in 2020 or during the six months ended June 30, 2021.

On May 21, 2019, the Company filed an offering statement in connection with a proposed offering of up to $50 million of its Series S Preferred Stock pursuant to Regulation A of the Securities Act, to raise additional capital for operations (the “2019 Regulation A Offering”). The offering statement was qualified by the SEC on July 22, 2019, and the Company commenced the 2019 Regulation A Offering shortly thereafter. Consistent with prior financings by the Company, the 2019 Regulation A Offering was conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering. For clarity, the 2019 Regulation A Offering was conducted simultaneously with the Regulation D Offering for aggregate proceeds of $50 million. As of June 30, 2021, the total amount raised pursuant to the 2019 Regulation A Offering was $23.5 million.

On June 15, 2020, the Company filed an offering statement in connection with a proposed offering of up to $25 million of its Series S Preferred Stock pursuant to Regulation A of the Securities Act, to raise additional capital for operations (the “2020 Regulation A Offering”). The offering statement was qualified by the SEC on October 21, 2020, and the Company commenced the 2020 Regulation A Offering shortly thereafter. Consistent with prior financings by the Company, the 2020 Regulation A Offering was conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering. For clarity, the 2020 Regulation A Offering was conducted simultaneously with the Regulation D Offering for aggregate proceeds of $50 million. As of June 30, 2021, the Company had raised approximately $20.9 million from the 2020 Regulation A Offering. The 2020 Regulation A Offering terminated on April 21, 2021. In aggregate, as of June 30, 2021, the Company has raised $44.6 million from this Regulation A offering, offset by $4.3 million issuance costs.

In June 2019, the Company issued to investors in the Convertible Note Financing, 1,432,786 shares of its Series m-4 Preferred Stock in exchange for 1,432,786 shares of its shares of Series m-3 Preferred Stock. The Series m-4 Preferred Stock has a senior liquidation preference to all other Preferred Stock and Common Stock of the Company, has an accruing payment in kind dividend of 12%, in the form of Series m-4 Preferred Stock, and has certain other preferential rights, including voting rights. Due to higher seniority and different terms of Series m-4 Preferred Stock compared to Series m-3 Preferred Stock, this exchange resulted in an increase in fair value of Series m-4 Preferred Stock exchanged from Series m-3 Preferred Stock of $900,002 that was recorded as interest expense on the exchange date.

All classes of preferred stock have a par value of $0.001 per share.

NOTE 6: Capital Stock and Warrants (Continued)

The following tables summarize convertible preferred stock authorized and issued and outstanding as of June 30, 2021:

		Shares	Proceeds Net	Aggregate
	Shares	Issued and	of Issuance	Liquidation
June 30, 2021	Authorized	Outstanding	Costs	Preference
Series A Preferred Stock	8,936,015	8,936,015	$3,865,155	$7,981,649
Series B Preferred Stock	4,707,501	4,653,583	9,441,770	9,493,775
Series m Preferred Stock	6,666,666	5,339,215	13,865,715	16,017,645
Series m-1 Preferred Stock	333,334	-	-	-
Series m-2 Preferred Stock	1,660,756	1,660,756	4,982,268	4,982,268
Series m-3 Preferred Stock	3,490,658	16,757	45,945	58,650
Series m-4 Preferred Stock	4,502,061	1,432,786	4,828,488	10,029,502
Series S Preferred Stock	13,108,333	5,567,171	43,521,954	44,537,368
	43,405,324	27,606,283	$80,551,295	$93,100,857

Conversion Rights

Each share of Series A Preferred Stock, Series B Preferred Stock and Series m-2 Preferred Stock (collectively known as “Super Voting Preferred Stock”) is convertible at the option of the holder at any time after the date of issuance of those shares into fully paid non-assessable shares of Class B Common Stock at the then-applicable conversion rate. Each share of Series m, Series m-1, Series m-3, Series m-4 and Series S Preferred Stock (collectively known as “Ordinary Preferred Stock”) is convertible at the option of the holder at any time after the date of issuance of such shares into fully paid non-assessable shares of Class A Common Stock at the then-applicable conversion rate. Both Super Voting Preferred Stock and Ordinary Preferred Stock will be automatically converted into fully paid non-assessable shares of Class A Common Stock (i) immediately prior to an IPO, or (ii) upon receipt by the Company of a written request for such conversion from the holders of a majority of the Preferred Stock then outstanding and voting as a single class on an as-converted basis other than the Series m-4 Preferred Stock then outstanding, or (iii) with respect to the Series m-4 Preferred Stock, upon the receipt by the Company of a written request for such conversion from the holders of a majority of the Series m-4 Preferred Stock then outstanding. The stock will convert in the same manner as a voluntary conversion.

Voting Rights

Super Voting Preferred stockholders vote on an as converted to Class B Common Stock basis and Class B Common Stock are entitled to ten votes for each share of Class B Common Stock held. Ordinary Preferred stockholders vote on an as converted to Class A Common Stock basis and Class A Common Stock are entitled to one vote for each share of Class A Common Stock held. Class A and Class B Common stockholders vote together as one class on all matters. The holders of the Preferred Stock, the Class A Common Stock and Class B Common Stock vote together and not as separate classes, except as otherwise expressly provided in our certificate of incorporation or as required by law.

Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of common stock.

William Santana Li, the Chief Executive Officer and sole director of the Company, holds the Voting Proxy to vote substantially all of the shares of the Company’s Series m-4 Preferred Stock, the stock issued upon the conversion of warrants to purchase shares of the Company’s Series m-3 Preferred Stock, the stock issued upon the conversion of warrants to purchase shares of the Company’s Series S Preferred Stock, and the stock issued upon conversion of the convertible promissory notes issued as part of the Convertible Note Financing, in each case to the extent that such shares are held by participants in the Convertible Note Financing.

Dividends Rights

In any calendar year, the holders of outstanding shares of Preferred Stock are entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the dividend rate specified for such shares of Preferred Stock payable in preference and priority to any declaration or payment of any distribution on Common Stock of the Company in such calendar year. Except for the PIK dividends described below, the right to receive dividends on shares of Preferred Stock is not cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared or paid.

NOTE 6: Capital Stock and Warrants (Continued)

Holders of Series m-4 Preferred Stock are entitled to receive cumulative dividends payable semi-annually in arrears with respect to each dividend period ending on and including the last calendar day of each six-month period ending March 31 and September 30, respectively at an annual rate of $0.42 per share in the form of Series m-4 Preferred Stock (“PIK Dividends).

The Company has no obligation to pay any dividends other than the PIK Dividends to the holders of Series m-4 Preferred Stock, except when, as and if declared by the Board of Directors out of any assets at the time legally available therefor or as otherwise specifically provided in its amended and restated certificate of incorporation. No distribution will be made with respect to the other series of Preferred Stock or Common Stock until all declared or accrued but unpaid dividends on the Series m-4 Preferred Stock have been paid or set aside for payment to the Series m-4 Preferred Stockholders.

No distributions shall be made with respect to the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock, the Series m-2 Preferred Stock, Series A Preferred Stock or Series m-3 Preferred Stock unless dividends on the Series S Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared dividends on the Series S Preferred Stock have been paid or set aside for payment to the Series S Preferred Stockholders.

No distributions shall be made with respect to the Series A Preferred Stock or Series m-3 Preferred Stock unless dividends on the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared dividends on the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock have been paid  or set aside for payment to the Series B Preferred Stockholders, the Series m Preferred Stockholders, the Series m-1 Preferred Stockholders and the Series m-2 Preferred Stockholders, as applicable.

No distributions shall be made with respect to the Series m-3 Preferred Stock unless dividends on the Series A Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared dividends on the Series A Preferred Stock have been paid or set aside for payment to the Series A Preferred Stockholders.

No distributions shall be made with respect to the Common Stock unless dividends on the Series m-3 Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared dividends on the Series m-3 Preferred Stock have been paid or set aside for payment to the Series m-3 Preferred Stockholders.

The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends in the foreseeable future.

Right to receive Liquidation Distributions

In the event of any Liquidation Event, as defined in the Company’s amended and restated certificate of incorporation (which includes the liquidation, dissolution, merger, acquisition or winding up of the Company), the holders of the Series m-4 Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the other series of Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series m-4 Preferred Stock held by them equal to the greater of (A): the sum of (i) the Liquidation Preference specified for such share of Series m-4 Preferred Stock, and (ii) all accrued but unpaid PIK Dividends (if any) on such share of Series m-4 Preferred Stock, whether or not declared, or (B) the consideration that such Holder would receive in the Liquidation Event if all shares of Series m-4 Preferred Stock were converted to Class A Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series m-4 Preferred Stock, where for purposes of (B) such Holder is deemed to hold, in addition to each of its shares of Series m-4 Preferred Stock, any additional shares of Series m-4 Preferred Stock that constitute all accrued but unpaid PIK Dividends, whether or not declared. If upon the Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series m-4 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series m-4 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive. The Series m-4 Preferred Stock has a $7 per share liquidation preference, which is 2x its original issue price.

The holders of the Series S Preferred Stock are entitled to receive, after distributions to Series m-4 Preferred stockholders and prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A Preferred Stock, Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock, Series m-2 Preferred Stock, Series m-3 Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series S Preferred Stock held by them equal to the greater of (A): the sum of (i) $8.00 per share of Series S Preferred Stock, and (ii) all declared but unpaid dividends (if any) on such share of Series S Preferred Stock, or (B) the amount such Holder would receive if all shares of Series S Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series S Preferred Stock. If upon the Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series S Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series S Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

NOTE 6: Capital Stock and Warrants (Continued)

The holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock shall be entitled to receive, after distributions to Series m-4 and Series S Preferred stockholders and prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A Preferred Stock, Series m-3 Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock held by them equal to the greater of (A): the sum of (i) $2.0401 per share of Series B Preferred Stock, $3.00 per share of Series m Preferred Stock, $3.00 per share of Series m-1 Preferred Stock or $3.00 per share of Series m-2 Preferred Stock, as applicable, and (ii) all declared but unpaid dividends (if any) on such share of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock or Series m-2 Preferred Stock, as applicable, or (B) the amount such Holder would receive if all shares of the applicable series of Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock and Series m-2 Preferred Stock, voting together as a single class. If upon the Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

The holders of Series A Preferred Stock are entitled to receive, after distributions to Series m-4, Series S, Series B, Series m, Series m-1 and Series m-2 Preferred Stock and prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock or Series m-3 Preferred Stock by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the greater of: (A) the sum of (i) $0.8932 per share of Series A Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Series A Preferred Stock, or (B) the amount such Holder would receive if all shares of Series A Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series A Preferred Stock. If upon a Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

The holders of Series m-3 Preferred Stock are entitled to receive, after distributions to Series m-4, Series S, Series B, Series m, Series m-1 and Series m-2, and Series A Preferred Stock and prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock by reason of their ownership of such stock, an amount per share for each share of Series m-3 Preferred Stock held by them equal to the greater of (A): the sum of (i) the $3.50 per share of Series m-3 Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Series m-3 Preferred Stock, or (B) the amount such Holder would receive if all shares of Series m-3 Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series m-3 Preferred Stock. If upon a Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series m-3 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series m-3 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

After payment of all liquidation preferences to the holders of the Preferred Stock, as outlined below, all remaining assets of the Company legally available for distribution shall be distributed pro rata to the holders of the common stock, without any participation in such liquidation by the Preferred Stock. Our amended and restated certificate of incorporation explicitly requires that before any shares of Preferred Stock are converted into common stock, the relevant holder’s right to liquidation preference be surrendered, in order to prevent treatment of shares as both Preferred Stock and common stock for the purpose of distributions of assets upon a Liquidation Event.

NOTE 6: Capital Stock and Warrants (Continued)

Preemptive Rights

The Company has granted one investor in its Series m Preferred Stock financing the right to invest up to their pro rata share on a fully-diluted basis in the offerings of securities of the Company. The combined pro-rata rights of such stockholder as of June 30, 2021 is less than 1% of the fully-diluted capitalization of the Company.

Common Stock

Each share of Class B Common Stock is convertible into one fully paid and non-assessable share of Class A Common Stock at the option of the holder at any time. Each share of Class B Common Stock will automatically convert into one fully paid and non-assessable share of Class A Common Stock upon the sale, assignment, transfer or disposition of the share or any interest in the share, except for certain permitted transfers to related persons.

Warrants

On April 30, 2019, the Company signed a Note and Warrant Purchase Agreement under the form of which the Company can issue up to $15,000,000 of convertible promissory notes and warrants to purchase up to 3,000,000 shares of Series S Preferred Stock (20% warrant coverage) (the “Convertible Note Financing”). Pursuant to the terms of the Convertible Note Financing, the Company became obligated to exchange its outstanding shares of Series m-3 Preferred Stock for the newly authorized shares of Series m-4 Preferred stock upon the closing of at least $1,000,000 in aggregate principal amount of convertible promissory notes under the Convertible Note Financing. Warrants to purchase shares of Series S Preferred Stock of the Company were also issued to investors who invested in the Convertible Note Financing. The warrants to purchase shares of Series S Preferred Stock have an exercise price of $4.50 per share and expire on the earlier of December 31, 2021 or 18 months after the closing of the Company’s first firm commitment underwritten initial public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act. As of December 31, 2020, the Company had issued and accrued warrants to purchase up to 1,025,714 shares of Series S Preferred Stock. These warrants issued qualify as liability instruments as the warrants are exercisable into Series S Preferred Stock which are redeemable upon a change of control or any liquidation or winding up of the Company whether voluntary or involuntary. The warrants have been classified as a current liability on the Company's balance sheets and were recorded as a component of the issuance costs related to Convertible Note. The Series S warrant is valued at market at the end of every reporting period until the warrant is exercised or expires with the change in fair value being recorded in other income(expense) on the Company’s statements of operations.

Pursuant to the terms of the Convertible Note Financing, the Company became obligated to exchange certain of its outstanding shares of Series m-3 Preferred Stock for the newly authorized shares of Series m-4 Preferred Stock. On June 10, 2019, the Company issued 1,432,786 shares of its Series m-4 Preferred Stock in exchange for 1,432,786 shares of its shares of Series m-3 Preferred Stock.

On July 23, 2019, the Company issued a warrant to purchase 1,500,000 shares of its Series S Preferred Stock, (the “Warrant”), to Proud Productions LLC (“Proud”) pursuant to the terms of a Distribution Assignment and Warrant Purchase Agreement, dated as of July 22, 2019 (the “Purchase Agreement”). The Warrant is exercisable at $8.00 per share beginning July 24, 2021 and expiring on July 31, 2024. The Warrant was issued in connection with an upcoming television series to be produced by Proud featuring the Company’s products (the “Series”). Discussions have also involved other potential revenue streams and opportunities relating to the Series.

A summary of the Company’s outstanding warrants as of June 30, 2021 is as follows:

Number of warrants	Class of shares	Exercise price	Expiration date
44,500	Common B	$0.2500	April 10, 2025
77,413	Common B	$1.2600	May 23, 2028
53,918	Series B Preferred Stock	$2.0401	November 7, 2026
266,961	Series m-1Preferred Stock	$3.0000	December 23, 2021
1,432,786	Series m-3 Preferred Stock	$4.0000	December 31, 2021
1,025,714	Series S Preferred Stock	$4.5000	December 31, 2021
1,500,000	Series S Preferred Stock	$8.0000	July 31, 2024

NOTE 6: Capital Stock and Warrants (Continued)

Common Stock Reserved for Future Issuance

Shares of common stock reserved for future issuance relate to outstanding preferred stock, warrants and stock options as follows:

June 30, 2021
Series A Preferred Stock	8,936,015
Series B Preferred Stock	4,653,583
Series m Preferred Stock	5,339,215
Series m-2 Preferred Stock	1,660,756
Series m-3 Preferred Stock	16,757
Series m-4 Preferred Stock	1,432,786
Series S Preferred Stock	5,567,171
Stock options to purchase common stock	7,396,000
Warrants outstanding for future issuance of convertible preferred stock and common stock	4,401,292
Stock options available for future issuance	1,623,814
Total shares of common stock reserved	41,027,389

NOTE 7:  Income Taxes

The Company's semiannual provision for income taxes is based on an estimated annual income tax rate. The Company's semiannual provision for income taxes also includes the tax impact of certain unusual or infrequently occurring items, if any, including changes in judgment about valuation allowances and effect of changes in tax laws or rates, in the semiannual period in which they occur. In the six months ended June 30, 2021 and June 30, 2020, the Company recorded income tax expense of $0 and $800, respectively. The company has adopted ASU 2019-12 Income Taxes – Simplifying the Accounting for Income Taxes effective January 1, 2021. See Note 1 on ASU 2019-12.

The realization of tax benefits of net deferred tax assets is dependent upon future levels of taxable income, of an appropriate character, in the periods the items are expected to be deductible or taxable. Based on the available objective evidence, the Company does not believe it is more likely than not that the net deferred tax assets will be realizable. Accordingly, the Company has provided a full valuation allowance against net deferred tax assets as of June 30, 2021 and December 31, 2020. The Company intends to maintain the full valuation allowance on net deferred tax assets until sufficient positive evidence exists to support a reversal of, or decrease in, the valuation allowance.

NOTE 8: Related parties and related-party transactions

One of the Company’s vendors, Konica Minolta, Inc. (“Konica Minolta”), is a stockholder of the Company. Konica Minolta provides the Company with repair services to its ASRs. The Company paid Konica Minolta $139,627 and $69,188 in service fees for the six-month periods ended June 30, 2021 and 2020, respectively. The Company had payables of $36,763 and $20,498 owed to Konica Minolta as of June 30, 2021 and December 31, 2020, respectively.

NOTE 9: Commitments and contingencies

Leases

The Company leases facilities for office space under non-cancelable operating lease agreements. The Company leases space for its corporate headquarters in Mountain View, California through August 2023.

As of June 30, 2021, the components of leases and lease costs are as follows:

June 30, 2021
Operating leases
Operating lease right-of-use assets	$1,358,991

Operating lease liabilities, current portion	602,997
Operating lease liabilities, non-current portion	821,164
Total operating lease liabilities	$1,424,161

NOTE 9: Commitments and contingencies (Continued)

As of June 30, 2021, future minimum operating lease payments for each of the next five years and thereafter is as follows:

Years ending December 31,	Amount
2021 (remaining)	$369,460
2022	749,560
2023	506,800
Total future minimum lease payments	1,625,820
Less - Interest	(201,659)
Present value of lease liabilities	$1,424,161

Legal Matters

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business; however, no such claims have been identified as of June 30, 2021 that would have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company from time to time enters into contracts that contingently require the Company to indemnify parties against third party claims. These contracts primarily relate to: (i) arrangements with Clients which generally include certain provisions for indemnifying Clients against liabilities if the services infringe a third party’s intellectual property rights, (ii) the Regulation A Issuer Agreement where the Company may be required to indemnify the placement agent for any loss, damage, expense or liability incurred by the other party in any claim arising out of a material breach (or alleged breach) as a result of any potential violation of any law or regulation, or any third party claim arising out of any investment or potential investment in the offering, and (iii) agreements with the Company’s officers and directors, under which the Company may be required to indemnify such persons from certain liabilities arising out of such persons’ relationships with the Company. The Company has not incurred any material costs as a result of such obligations and has not accrued any liabilities related to such obligations in the financial statements at June 30, 2021 and December 31, 2020.

Sales Tax Contingencies

The Company has historically not collected state sales tax on the sale of its Machine-as-a-Service (“MaaS”) product offering but has paid sales tax and use tax on all purchases of raw materials and in conjunction with the Financing Arrangement of the Company’s ASRs with Farnam. The Company’s MaaS product offering may be subject to sales tax in certain jurisdictions. If a taxing authority were to successfully assert that the Company has not properly collected sales or other transaction taxes, or if sales or other transaction tax laws or the interpretation thereof were to change, and the Company was unable to enforce the terms of their contracts with Clients that give the right to reimbursement for the assessed sales taxes, tax liabilities in amounts that could be material may be incurred. Based on the Company’s assessment, the Company has recorded a sales tax liability of $345,169 and $313,406 at June 30, 2021 and December 31, 2020, respectively, which has been included on other current liabilities on the accompanying balance sheets. The Company continues to analyze possible sales tax exposure but does not currently believe that any individual claim or aggregate claims that might arise will ultimately have a material effect on its results of operations, financial position or cash flows.

NOTE 10: Subsequent Events

Management has evaluated subsequent events through September 28, 2021, the date the financial statements were available to be issued as well as events occurring through November 22, 2021.

On July 12, 2021, the Company entered into an engagement agreement with Digital Offering, LLC. The engagement agreement was subsequently superseded and replaced by a new engagement agreement executed on August 27, 2021 and subsequently amended on September 15, 2021, to act as the lead managing selling agent and book runner in connection with a qualified primary offering of Knightscope, Inc. common stock under Regulation A of the Securities Act of 1933, as amended, concurrent with a listing application submission to Nasdaq.

On August 20, 2021, the Company held the final closing and received a disbursement of funds from the Regulation A Offering that terminated on April 21, 2021. In connection with the Regulation A Posting Agreement with StartEngine entered into on June 11, 2020, StartEngine has held back $81,097 as a deposit hold, which is expected to be received by the Company on or about October 21, 2021.

On November 18, 2021, the Company agreed to amend the Note and Warrant Purchase Agreement (see Note 3 -- Debt Obligation -- Convertible Note Financing) and the convertible notes and warrants to purchase Series S Preferred Stock issued thereunder principally as follows: (i) the scheduled maturity date of the convertible notes was extended from January 1, 2022 to January 1, 2024, (ii) the interest rate of the convertible notes was reduced from 12% per annum to 3% per annum starting on January 1, 2022, (iii) the conversion terms of the convertible notes were revised so that the convertible notes will automatically convert into Class A Common Stock upon the listing of the Company’s common stock for trading on a nationally recognized securities exchange (e.g., the New York Stock Exchange) or inter-dealer quotation system (e.g., Nasdaq), (iv) the exercise period of the warrants was extended from December 31, 2021 to December 31, 2024 and will commence on January 1, 2023, and (v) the cashless exercise feature was removed from the warrants. The conversion price of the convertible notes for conversion into Class A Common Stock was not changed and remains at $2.50 per share and the exercise price of the warrants to purchase Series S Preferred Stock was not changed and remains at $4.50 per share.  Subsequent to June 30, 2021 and through November 18, 2021, the Company received $9.6 million in the form of Convertible Notes containing the same terms and conditions as previously issued Convertible Notes and Warrants, as amended.

UP TO 4,000,000 SHARES

CLASS A COMMON STOCK

OFFERING CIRCULAR

NOVEMBER 29, 2021